Exhibit 99.3

EXECUTION VERSION

CREDIT AGREEMENT

among

TABOOLA.COM LTD,

as the Company,

TABOOLA, INC.,

as the Borrower,

The Several Lenders
from Time to Time Parties Hereto,

and

JPMORGAN CHASE BANK, N.A.,
as Administrative Agent

Dated as of September 1, 2021

JPMORGAN CHASE BANK, N.A. and CREDIT SUISSE LOAN FUNDING LLC,
as Joint Lead Arrangers and Bookrunners

TABLE OF CONTENTS

Page

SECTION 1.	DEFINITIONS	1
1.1.	Defined Terms	1
1.2.	Other Definitional Provisions	48
1.3.	Currency Conversion	49
1.4.	Terms Generally; Pro Forma Calculations	50
1.5.	Classification of Loans and Borrowings	52
1.6.	Interest Rates; LIBOR Notification	53
SECTION 2.	AMOUNT AND TERMS OF LOANS AND COMMITMENTS	53
2.1.	Tranche B Term Commitments	53
2.2.	Procedure for Tranche B Term Loan Borrowing	54
2.3.	Repayment of Tranche B Term Loans	54
2.4.	[Reserved]	54
2.5.	[Reserved]	54
2.6.	[Reserved]	54
2.7.	[Reserved]	54
2.8.	Fees, etc.	54
2.9.	Termination or Reduction of Tranche B Term Commitments	54
2.10.	Optional Prepayments	54
2.11.	Mandatory Prepayments	55
2.12.	Continuation Options	58
2.13.	Limitations on Eurodollar Tranches	59
2.14.	Interest Rates and Payment Dates	59
2.15.	Computation of Interest and Fees; Interest Elections	59
2.16.	Inability to Determine Interest Rate	60
2.17.	Pro Rata Treatment and Payments	62
2.18.	Requirements of Law	63
2.19.	Taxes	64
2.20.	Indemnity	69
2.21.	Change of Lending Office	69
2.22.	Replacement of Lenders	70
2.23.	[Reserved]	70
2.24.	Extension of the Facilities	70
2.25.	Incremental Loan Extensions	72
2.26.	Defaulting Lenders	75
2.27.	[Reserved]	76
2.28.	Refinancing Facilities	76
SECTION 3.	[RESERVED]	77
SECTION 4.	REPRESENTATIONS AND WARRANTIES	77
4.1.	Financial Condition	77
4.2.	No Change	77
4.3.	Existence; Compliance with Law	77

i

4.4.	Power; Authorization; Enforceable Obligations	78
4.5.	No Legal Bar	78
4.6.	Litigation	78
4.7.	No Default	78
4.8.	Ownership of Property	78
4.9.	Intellectual Property	79
4.10.	Taxes	79
4.11.	Federal Regulations	79
4.12.	Labor Matters	79
4.13.	ERISA	79
4.14.	Investment Company Act; Other Regulations	80
4.15.	Subsidiaries	80
4.16.	Use of Proceeds	80
4.17.	Environmental Matters	80
4.18.	Accuracy of Information, etc.	80
4.19.	Security Documents	81
4.20.	Solvency	82
4.21.	Anti-Corruption Laws; Sanctions and Patriot Act	82
4.22.	EEA Financial Institutions	82
4.23.	Israeli Companies Law	82
SECTION 5.	CONDITIONS PRECEDENT	82
5.1.	[Reserved]	82
5.2.	Conditions to the Closing Date	82
SECTION 6.	AFFIRMATIVE COVENANTS	85
6.1.	Financial Statements	85
6.2.	Certificates; Other Information	86
6.3.	Payment of Taxes	87
6.4.	Maintenance of Existence; Compliance	87
6.5.	Maintenance of Property; Insurance	87
6.6.	Inspection of Property; Books and Records; Discussions	88
6.7.	Notices	88
6.8.	Environmental Laws	88
6.9.	Additional Collateral, etc.	88
6.10.	Designation of Subsidiaries	91
6.11.	Post-Closing Real Estate Deliverables	91
6.12.	Post-Closing Obligations	92
6.13.	Holding Company Reorganization	93
SECTION 7.	NEGATIVE COVENANTS	93
7.1.	[Reserved]	93
7.2.	Indebtedness	93
7.3.	Liens	96
7.4.	Fundamental Changes	101
7.5.	Disposition of Property	101
7.6.	Restricted Payments	104
7.7.	Investments	106

7.8.	Transactions with Affiliates	110
7.9.	Sales and Leasebacks	111
7.10.	Changes in Fiscal Periods	111
7.11.	Negative Pledge Clauses	112
7.12.	Lines of Business	113
7.13.	Optional Payments and Modifications of Subordinated Indebtedness	113
7.14.	Use of Proceeds	114
SECTION 8.	EVENTS OF DEFAULT	114
SECTION 9.	THE AGENTS	116
9.1.	Appointment	116
9.2.	Delegation of Duties	117
9.3.	Exculpatory Provisions	117
9.4.	Reliance by Administrative Agent	117
9.5.	Notice of Default	117
9.6.	Non-Reliance on Agents and Other Lenders	118
9.7.	Indemnification	118
9.8.	Agent in Its Individual Capacity	118
9.9.	Successor Administrative Agent	119
9.10.	Certain ERISA Matters	119
9.11.	Agents	120
9.12.	Credit Bidding	120
9.13.	Erroneous Payments	121
SECTION 10.	MISCELLANEOUS	122
10.1.	Amendments and Waivers	122
10.2.	Notices	124
10.3.	No Waiver; Cumulative Remedies	124
10.4.	Survival of Representations and Warranties	124
10.5.	Expenses; Limitation of Liability; Indemnity, Etc.	124
10.6.	Successors and Assigns; Participations and Assignments	126
10.7.	Adjustments; Set-off	130
10.8.	Counterparts	131
10.9.	Severability	132
10.10.	Integration	132
10.11.	GOVERNING LAW	132
10.12.	Submission To Jurisdiction; Waivers	132
10.13.	Releases of Guarantees and Liens	134
10.14.	Confidentiality	135
10.15.	WAIVERS OF JURY TRIAL	136
10.16.	Patriot Act	136
10.17.	No Fiduciary Duty	136
10.18.	Usury	136
10.19.	Acknowledgement and Consent to Bail-In of Affected Financial Institutions	137
10.20.	Conversion of Currencies	137
10.21.	Several Obligations	137
10.22.	MIRE Events	137
10.23.	Acknowledgment Regarding Any Supported QFCs	138

SCHEDULES:

1.1A	Commitments
1.1B	Mortgaged Property
1.1C	Loan Parties
1.1D	Excluded Subsidiary
4.2	Material Changes
4.4	Consents, Authorizations, Filings and Notices
4.15	Subsidiaries
4.19(a)	Financing Statements/Filing Offices
6.12	Post-Closing Obligations
7.2(c)	Existing Indebtedness
7.3(f)	Existing Liens
7.5	Dispositions
7.7(h)	Existing Investments
7.8	Transactions with Affiliates
7.11	Negative Pledge

EXHIBITS:
A-1	Form of Guarantee Agreement
A-2	Form of Collateral Agreement
A-3	Form of Israeli Share Pledge Agreement
A-4	Form of Israeli Floating Charge Debenture
A-5	Form of Israeli Intellectual Property Rights Fixed Charge Debenture
B	Form of Compliance Certificate
C	Form of Assignment and Assumption
D-1	Form of U.S. Tax Compliance Certificate (For Foreign Lenders That Are Not Partnerships For U.S. Federal Income Tax Purposes)
D-2	Form of U.S. Tax Compliance Certificate (For Foreign Participants That Are Not Partnerships For U.S. Federal Income Tax Purposes)
D-3	Form of U.S. Tax Compliance Certificate (For Foreign Participants That Are Partnerships For U.S. Federal Income Tax Purposes)
D-4	Form of U.S. Tax Compliance Certificate (For Foreign Lenders That Are Partnerships For U.S. Federal Income Tax Purposes)
E	Form of Solvency Certificate
F	Form of Administrative Questionnaire

CREDIT AGREEMENT, dated as of September 1, 2021, among Taboola.com Ltd, a limited liability company organized under the laws of the State of Israel (the “Company”), Taboola, Inc., a Delaware corporation (the “Borrower”), as the borrower, the several banks and other financial institutions or entities from time to time parties to this Agreement (the “Lenders”) and JPMORGAN CHASE BANK, N.A., as administrative agent.

RECITALS

WHEREAS, the Company intends to directly or indirectly acquire the Target pursuant to the stock purchase agreement (the “Acquisition Agreement”) dated as of July 22, 2021, among the Borrower, the Company and Shop Management, LLC;

WHEREAS, in connection therewith, the Borrower has requested that the Lenders extend credit to the Borrower in the form of a senior secured term loan B facility in an aggregate amount of $300,000,000, the proceeds of which will be used, together with cash on hand, among other things, to pay the Closing Cash Payment (as defined in the Acquisition Agreement) and fees and expenses relating to the Transactions and to consummate the Target Refinancing, in each case, on the Closing Date;

WHEREAS, the Lenders are willing to extend such credit to the Borrower on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, the parties hereto hereby agree as follows:

SECTION 1.         DEFINITIONS

1.1.         Defined Terms. As used in this Agreement, the terms listed in this Section 1.1 shall have the respective meanings set forth in this Section 1.1.

“ABR”: when used in reference to any Loan or Borrowing, whether such Loan, or the Loans comprising such Borrowing, bears interest at a rate determined by reference to the Alternate Base Rate.

“Acquisition Agreement”: as defined in the recitals hereto.

“Additional Lender”: as defined in Section 2.25(b).

“Additional Refinancing Lender”: as defined in Section 2.28(a).

“Additional Term Loan Commitment”: any term loan commitment added hereunder pursuant to Sections 2.25 or 2.28.

“Additional Term Loans”: any term loan added hereunder pursuant to Sections 2.25 or 2.28.

“Adjusted LIBO Rate”: with respect to any LIBO Rate Borrowing for any Interest Period, an interest rate per annum (rounded upwards, if necessary, to the next 1/100 of 1%) equal to (a) the LIBO Rate for such Interest Period multiplied by (b) the Statutory Reserve Rate; provided that if the Adjusted LIBO Rate as so determined would be less than 0.50%, such rate shall be deemed to be 0.50% for the purposes of this Agreement.

“Administrative Agent”: JPMCB, together with its affiliates, as the arranger of the Commitments and as the administrative agent for the Lenders under this Agreement and the other Loan Documents, together with any of its successors.

“Administrative Questionnaire”: an Administrative Questionnaire in the form of Exhibit F or such other form as may be supplied from time to time by the Administrative Agent.

“Affected Financial Institution”: (a) any EEA Financial Institution or (b) any UK Financial Institution.

“Affiliate”: as to any Person, any other Person that, at any time, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. For purposes of this definition, “control” of a Person means the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.

“Affiliated Lender”: as defined in Section 10.6(k).

“Agents”: the collective reference to the Joint Lead Arrangers, the Joint Bookrunners and the Administrative Agent.

“Agreement”: this Credit Agreement, as amended, supplemented or otherwise modified from time to time.

“Agreement Currency”: as defined in Section 10.20(b).

“Aggregate Exposure”: with respect to any Lender at any time, an amount equal to the sum of (i) the aggregate then unpaid principal amount of such Lender’s Term Loans and (ii) the amount of such Lender’s Tranche B Term Commitment then in effect.

“Aggregate Exposure Percentage”: with respect to any Lender at any time, the ratio (expressed as a percentage) of such Lender’s Aggregate Exposure at such time to the Aggregate Exposure of all Lenders at such time.

“All-in Yield”: with respect to any Indebtedness, the yield of such Indebtedness, whether in the form of interest rate, margin, commitment or ticking fees, original issue discount, upfront fees, index floors or otherwise, in each case, payable generally to the applicable lenders; provided that original issue discount and upfront fees shall be equated to interest rate assuming a four-year life to maturity; provided further that “All-in Yield” shall exclude structuring, advisory, success, underwriting, commitment, arrangement, ticking, amendment, consent and similar fees payable in connection therewith that are not shared with all lenders providing such facility and any other fees not paid by the Borrower generally to all lenders providing such facility ratably or, if only one lender (or affiliated group of lenders) is providing such facility, are fees of the type not customarily shared with lenders generally).

“Alternate Base Rate”: for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the NYFRB Rate in effect on such day plus ½ of 1% and (c) the Adjusted LIBO Rate for a one-month Interest Period on such day (or if such day is not a Business Day, the immediately preceding Business Day) plus 1%; provided, that for purposes of this definition, the Adjusted LIBO Rate for any day shall be based on the LIBO Screen Rate for such one-month Interest Period (or, if the LIBO Screen Rate is not available for such one month Interest Period, the Interpolated Rate) at approximately 11:00 a.m., London time on such day. Any change in the Alternate Base Rate due to a change in the Prime Rate, the NYFRB Rate or the Adjusted LIBO Rate shall be effective from and including the effective date of such change in the Prime Rate, the NYFRB Rate or the Adjusted LIBO Rate, respectively. If the Alternate Base Rate is being used as an alternate rate of interest pursuant to Section 2.16 (for the avoidance of doubt, only until the applicable Benchmark Replacement has been determined pursuant to Section 2.16(b)), then the Alternate Base Rate shall be the greater of clauses (a) and (b) above and shall be determined without reference to clause (c) above. For the avoidance of doubt, if the Alternate Base Rate as determined pursuant to the foregoing would be less than 1.50%, such rate shall be deemed to be 1.50% for purposes of this Agreement.

“Anti-Corruption Laws”: all laws, rules and regulations of any jurisdiction applicable to the Company or its Subsidiaries from time to time concerning or relating to bribery or corruption.

“Applicable Asset Sale Prepayment Percentage”: with respect to any prepayment of the Term Loans required pursuant to Section 2.11(b) in connection with any Asset Sale or Recovery Event (i) if the First Lien Net Leverage Ratio as of the date such prepayment is required to be made is less than or equal to 1.50 to 1.00, 0%, (ii) if the First Lien Net Leverage Ratio as of the date such prepayment is required to be made is less than or equal to 2.00 to 1.00 and greater than 1.50 to 1.00, 50% or (iii) otherwise, 100%.

“Applicable Creditor”: as defined in Section 10.20(b).

“Applicable ECF Prepayment Percentage”: with respect to any prepayment of the Term Loans required pursuant to Section 2.11(c) (i) if the First Lien Net Leverage Ratio as of the last day of the applicable Excess Cash Flow Period (after giving effect on a Pro Forma Basis to (x) such prepayment and (y) any other prepayment or repayment made after the end of the applicable Excess Cash Flow Period and prior to the date such prepayment is required to be made) is less than or equal to 1.50 to 1.00, 0%, (ii) if the First Lien Net Leverage Ratio as of the last day of the applicable Excess Cash Flow Period (after giving effect on a Pro Forma Basis to (x) such prepayment and (y) any other prepayment or repayment made after the end of the applicable Excess Cash Flow Period and prior to the date such prepayment is required to be made) is less than or equal to 2.00 to 1.00 and greater than 1.50 to 1.00, 25% or (iii) otherwise, 50%.

“Applicable Intercreditor Agreement”: a First Lien Intercreditor Agreement or a Junior Lien Intercreditor Agreement, as applicable.

“Applicable Margin”: for each Tranche B Term Loan, a rate per annum equal to (x) 3.00% for ABR Loans, and (y) 4.00% for LIBO Rate Loans. Notwithstanding the foregoing, (a) the Applicable Margin in respect of any Class of Incremental Term Loans shall be the applicable percentages per annum set forth in the relevant Incremental Term Facility Amendment, (b) the Applicable Margin in respect of any Class of Refinancing Term Loans of a given Refinancing Series shall be the applicable percentages per annum set forth in the relevant Refinancing Term Amendment, (c) the Applicable Margin in respect of any Class of Extended Term Loans of a given Term Loan Extension Series shall be the applicable percentages per annum set forth in the relevant Extension Amendment and (d) in the case of the Tranche B Term Loans, the Applicable Margin shall be increased as, and to the extent, necessary to comply with the provisions of Section 2.25(a)(xv).

“Arrangers”: JPMCB and Credit Suisse Loan Funding LLC.

“Asset Sale”: any Disposition of property or series of related Dispositions of property permitted by clause (h) or clause (k) of Section 7.5 that yields Net Cash Proceeds to the Company or any of its Subsidiaries of greater than $10,000,000.

“Assignee”: as defined in Section 10.6(c).

“Assignment and Assumption”: an Assignment and Assumption, substantially in the form of Exhibit C.

“Assignor”: as defined in Section 10.6(c).

“Available Amount”: at any time, an amount equal to, without duplication:

(a)           the sum of:

(i)            greater of (x) $62,000,000 and (y) 35% of Consolidated EBITDA for the most recently ended Test Period calculated on a Pro Forma Basis; plus

(ii)           the CNI Growth Amount; plus

(iii)          the amount of any capital contributions to or other proceeds of any issuance of Qualified Capital Stock (other than any amounts received from the Company or any Subsidiary) received by the Company or any of its Subsidiaries, plus the fair market value (as determined by the Company in good faith) of Cash Equivalents, marketable securities or other property received by the Company or any Subsidiary as a capital contribution or in return for any issuance of Qualified Capital Stock (other than any amounts received from the Company or any Subsidiary), in each case, during the period from and including the day immediately following the Closing Date through and including such time, but in all cases excluding any Cure Amount; plus

(iv)          the aggregate principal amount of any Indebtedness or Disqualified Capital Stock, in each case, of the Company or any Subsidiary issued after the Closing Date (other than Indebtedness or such Disqualified Capital Stock issued to the Company or any Subsidiary), which has been converted into or exchanged for Capital Stock of the Company or any Subsidiary that does not constitute Disqualified Capital Stock, together with the fair market value of any cash or Cash Equivalents (as determined by the Company in good faith) and the fair market value (as determined by the Company in good faith) of any property or assets received by the Company or such Subsidiary upon such exchange or conversion, in each case, during the period from and including the day immediately following the Closing Date through and including such time; plus

(v)           the net proceeds received by the Company or any Subsidiary during the period from and including the day immediately following the Closing Date through and including such time in connection with the Disposition to any Person (other than the Company or any Subsidiary) of any Investment made pursuant to Section 7.7(l) in an amount, together with amounts added pursuant to clauses (vi) and (vii)(c), not to exceed the original Investment; plus

(vi)          to the extent not already reflected as a return of capital with respect to such Investment for purposes of determining the amount of such Investment, the proceeds received by the Company or any Subsidiary during the period from and including the day immediately following the Closing Date through and including such time in connection with cash returns, cash profits, cash distributions and similar cash amounts, including cash principal repayments of loans and interest payments on loans, in each case received in respect of any Investment made pursuant to Section 7.7(l) in an amount, together with amounts added pursuant to clauses (v) and (vii)(c), not to exceed the original Investment; plus

(vii)         an amount equal to the sum of (a) the amount of any Investments by the Company or any Subsidiary pursuant to Section 7.7(l) in any Unrestricted Subsidiary that has been redesignated as a Subsidiary, (b) the amount of any Investments by the Company or any Subsidiary pursuant to Section 7.7(l) in any Unrestricted Subsidiary or any Joint Venture that is not a Subsidiary that has been merged, consolidated or amalgamated with or into, or is liquidated, wound up or dissolved into, the Company or any Subsidiary and (c) the fair market value (as determined by the Company in good faith) of the property or assets of any Unrestricted Subsidiary or any Joint Venture that is not a Subsidiary that have been transferred, conveyed or otherwise distributed to the Company or any Subsidiary, in each case, during the period from and including the day immediately following the Closing Date through and including such time in an amount not to exceed, together with amounts added pursuant to clauses (v) and (vi), the Investments made in such Unrestricted Subsidiary or Joint Venture pursuant to Section 7.7(l); plus

(viii)        the amount of any Declined Proceeds; plus

(ix)           the amount of any Retained Asset Sale Proceeds; minus

(b)          an amount equal to the sum of (i) Restricted Payments made pursuant to Section 7.6(e), plus (ii) Restricted Debt Payments made pursuant to Section 7.13(e), plus (iii) Investments made pursuant to Section 7.7(l), in each case, during the period from and including the day immediately following the Closing Date through and including such time.

“Available Tenor”: as of any date of determination and with respect to the then-current Benchmark, as applicable, any tenor for such Benchmark or payment period for interest calculated with reference to such Benchmark, as applicable, that is or may be used for determining the length of an Interest Period pursuant to this Agreement as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to clause (f) of Section 2.16.

“Bail-In Action”: the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

“Bail-In Legislation”: (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

“Benchmark”: initially, the Adjusted LIBO Rate; provided that if a Benchmark Transition Event, a Term SOFR Transition Event, an Early Opt-in Election or an Other Benchmark Rate Election, as applicable, and its related Benchmark Replacement Date have occurred with respect to the Adjusted LIBO Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to clause (b) or clause (c) of Section 2.16.

“Benchmark Replacement”: for any Available Tenor, the first alternative set forth in the order below that can be determined by the Administrative Agent for the applicable Benchmark Replacement Date; provided that , in the case of an Other Benchmark Rate Election, “Benchmark Replacement” shall mean the alternative set forth in (3) below:

(1) the sum of: (a) Term SOFR and (b) the related Benchmark Replacement Adjustment;

(2) the sum of: (a) Daily Simple SOFR and (b) the related Benchmark Replacement Adjustment;

(3) the sum of: (a) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrower as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement for the then-current Benchmark for Dollar-denominated syndicated credit facilities at such time in the United States and (b) the related Benchmark Replacement Adjustment;

provided that, in the case of clause (1), such Unadjusted Benchmark Replacement is displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion; provided, further, that, in the case of clause (3), when such clause is used to determine the Benchmark Replacement in connection with occurrence of an Other Benchmark Rate Election, the alternate benchmark rate selected by the Administrative Agent and the Borrower shall be the term benchmark rate that is used in lieu of a LIBOR based rate in the relevant other Dollar-denominated syndicated credit facilities; provided, further, that notwithstanding anything to the contrary in this Agreement or in any other Loan Document, upon the occurrence of a Term SOFR Transition Event, and the delivery of a Term SOFR Notice,  on the applicable Benchmark Replacement Date the “Benchmark Replacement” shall revert to and shall be deemed to be the sum of (a) Term SOFR and (b) the related Benchmark Replacement Adjustment, as set forth in clause (1) of this definition (subject to the first proviso above).

If the Benchmark Replacement as determined pursuant to clause (1), (2) or (3) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

“Benchmark Replacement Adjustment”: with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement for any applicable Interest Period and Available Tenor for any setting of such Unadjusted Benchmark Replacement:

(1) for purposes of clauses (1) and (2) of the definition of “Benchmark Replacement,” the first alternative set forth in the order below that can be determined by the Administrative Agent:

(a) the spread adjustment, or method for calculating or determining such spread adjustment (which may be a positive or negative value or zero) as of the Reference Time such Benchmark Replacement is first set for such Interest Period that has been selected or recommended by the Relevant Governmental Body for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for the applicable Corresponding Tenor;

(b) the spread adjustment (which may be a positive or negative value or zero) as of the Reference Time such Benchmark Replacement is first set for such Interest Period that would apply to the fallback rate for a derivative transaction referencing the ISDA Definitions to be effective upon an index cessation event with respect to such Benchmark for the applicable Corresponding Tenor; and

(2) for purposes of clause (3) of the definition of “Benchmark Replacement,” the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body on the applicable Benchmark Replacement Date or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for Dollar-denominated syndicated credit facilities at such time;

provided that, in the case of clause (1) above, such adjustment is displayed on a screen or other information service that publishes such Benchmark Replacement Adjustment from time to time as selected by the Administrative Agent in its reasonable discretion.

“Benchmark Replacement Conforming Changes”: with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Alternate Base Rate,” the definition of “Business Day,” the definition of “Interest Period,” timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Administrative Agent decides, following consultation with the Borrower, may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of such Benchmark Replacement exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

“Benchmark Replacement Date”: with respect to any Benchmark, the earliest to occur of the following events with respect to the then-current Benchmark:

(1) in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof);

(2) in the case of clause (3) of the definition of “Benchmark Transition Event,” the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be no longer representative; provided that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (3) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date;

(3) in the case of a Term SOFR Transition Event, the date that is thirty (30) days after the date a Term SOFR Notice is provided to the Lenders and the Borrower pursuant to Section 2.16(c); or

(4) in the case of an Early Opt-in Election or an Other Benchmark Rate Election, the sixth (6th) Business Day after the date notice of such Early Opt-in Election or such Other Benchmark Rate Election, as applicable, is provided to the Lenders, so long as the Administrative Agent has not received, by 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Early Opt-in Election or such Other Benchmark Rate Election, as applicable, is provided to the Lenders, written notice of objection to such Early Opt-in Election or such Other Benchmark Rate Election, as applicable, from Lenders comprising the Required Lenders.

For the avoidance of doubt, (i) if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination and (ii) the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (1) or (2) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event”: with respect to any Benchmark, the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(2) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Board, the NYFRB, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), in each case which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(3) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are no longer, or as of a specified future date will no longer be, representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period”: with respect to any Benchmark, the period (if any) (x) beginning at the time that a Benchmark Replacement Date pursuant to clauses (1) or (2) of that definition has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.16 and (y) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.16.

“Beneficial Ownership Certification”: with respect to the Borrower, to the extent the Borrower is a “legal entity customer” as such term is defined in the Beneficial Ownership Regulation, a certification regarding beneficial ownership substantially similar in substance to the form of Certification Regarding Beneficial Owners of Legal Entity Customers included as Appendix A to the Beneficial Ownership Regulation.

“Beneficial Ownership Regulation”: 31 C.F.R. § 1010.230.

“Benefit Plan”: any of (a) an “employee benefit plan” (as defined in Section 3(3) of ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in Section 4975 of the Code to which Section 4975 of the Code applies, and (c) any Person whose assets include (for purposes of the Plan Asset Regulations or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan”.

“Benefitted Lender”: as defined in Section 10.7(a).

“Board”: the Board of Governors of the Federal Reserve System of the United States (or any successor).

“Borrower”: has the meaning ascribed to such term in the preamble hereto.

“Borrowing”: any Loans of the same Class, Type and currency made, converted or continued on the same date and, in the case of LIBO Rate Loans, as to which a single Interest Period is in effect.

“Borrowing Date”: any Business Day specified by the Borrower as a date on which the Borrower requests the relevant Lenders to make Loans hereunder.

“Business”: as defined in Section 4.17(b).

“Business Day”: a day other than a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed; provided, that with respect to notices and determinations in connection with, and payments of principal and interest on, LIBO Rate Loans, such day is also a day for trading by and between banks in U.S. Dollar deposits in the London interbank eurodollar market.

“Capital Expenditures”: for any period, with respect to any Person, the aggregate of all expenditures by such Person and its Subsidiaries for the acquisition or leasing (pursuant to a capital lease) of fixed or capital assets or additions to equipment (including replacements, capitalized repairs and improvements during such period) that should be capitalized under GAAP on a consolidated balance sheet of such Person and its Subsidiaries.

“Capital Lease Obligations”: as to any Person, the obligations of such Person to pay rent or other amounts under any Finance Lease, and for the purposes of this Agreement, the amount of such obligations at any time shall be the capitalized amount thereof at such time determined in accordance with GAAP.

“Capital Stock”: any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation) and any and all warrants, rights or options to purchase any of the foregoing.

“Cash” or “cash”: money, currency or a credit balance in any deposit account, in each case determined in accordance with GAAP.

“Cash Equivalents”: (a) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition; (b) certificates of deposit, time deposits, eurodollar time deposits or overnight bank deposits having maturities of one year or less from the date of acquisition issued by any Lender or by any commercial bank organized under the laws of the United States or any state thereof or any United States branch of a foreign bank, in each case having combined capital and surplus of not less than $500,000,000; (c) commercial paper of an issuer rated at least A-2 by Standard & Poor’s Financial Services LLC (together with any successor thereto, “S&P”), P-2 by Moody’s Investors Service, Inc. (together with any successor thereto, “Moody’s”) or F2 by Fitch, or carrying an equivalent rating by a nationally recognized rating agency, if all of the three named rating agencies cease publishing ratings of commercial paper issuers generally, and maturing within one year from the date of acquisition; (d) repurchase obligations of any Lender or of any commercial bank satisfying the requirements of clause (b) of this definition, having a term of not more than 30 days, with respect to securities issued or fully guaranteed or insured by the United States government; (e) securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States, by any political subdivision or taxing authority of any such state, commonwealth or territory or by any foreign government, the securities of which state, commonwealth, territory, political subdivision, taxing authority or foreign government (as the case may be) are rated (i) in the case of any such state, commonwealth, territory, political subdivision or taxing authority, at least A by S&P, A by Moody’s or A by Fitch or (ii) in the case of a foreign government, at least BBB-by S&P, Baa3 by Moody’s or BBB- by Fitch; (f) securities with maturities of one year or less from the date of acquisition backed by standby letters of credit issued by any Lender or any commercial bank satisfying the requirements of clause (b) of this definition; (g) shares of money market mutual or similar funds which invest exclusively in assets satisfying the requirements of clauses (a) through (f) of this definition; (h) money market funds that (i) comply with the criteria set forth in SEC Rule 2a-7 under the Investment Company Act of 1940, as amended, (ii) are rated AAA or Aaa, as applicable, by any two of S&P, Moody’s and Fitch and (iii) have portfolio assets of at least $5,000,000,000; (i) debt securities of an issuer rated at least A-1 by S&P, P-1 by Moody’s or F1 by Fitch, or carrying an equivalent rating by a nationally recognized rating agency; or (j) solely in respect of the ordinary course cash management activities of the Foreign Subsidiaries, (i) equivalents of the investments described in clause (a) above to the extent guaranteed by any member state of the European Union or the country in which the Foreign Subsidiary operates, (ii) equivalents of the investments described in clause (b) above issued, accepted or offered by any commercial bank organized under the laws of a member state of the European Union or the jurisdiction of organization of the applicable Foreign Subsidiary having at the acquisition thereof combined capital and surplus of not less than $250,000,000 and (iii) without limiting the foregoing sub-clauses (i) and (ii) of this clause (j), investments equivalent to those referenced in clauses (a) through (f) above denominated in foreign currencies and used by the Company for cash management purposes in the ordinary course of business consistent with past practice to the extent guaranteed, issued, accepted or offered by (x) any country in which such Foreign Subsidiary operates or is organized or (y) any commercial bank organized under the laws of the jurisdiction in which such Foreign Subsidiary operates or is organized, as applicable, in each case without regard to any minimum rating or capital requirement specified in clauses (a) through (i) above.

“Cash Management Obligations”: any obligation of the Company or any of its Subsidiaries in respect of (i) cash netting, overdrafts and related liabilities that arise from treasury, depositary or cash pooling or management services including in connection with any automated clearing house transfers of funds or any similar transactions including in connection with deposit accounts and (ii) credit, debit, travel and expense, corporate purchasing and/or other purchasing cards issued to or for the benefit or account of the Company or any of its Subsidiaries or their respective employees. For the avoidance of doubt, the parties agree that any Cash Management Obligation that was permitted to be entered into or designated as a Cash Management Obligation under this Agreement at the time such obligation was entered into or so designated shall continue to be secured by the Collateral even though a limitation under this Agreement may be exceeded solely as a result of a change in the currency exchange rates from the currency exchange rates applicable at the time such Cash Management Obligation was entered into or designated.

“CFC”: each Person, other than a Person organized under the laws of the State of Israel, that is a direct or indirect Subsidiary of a U.S. Person (to the extent such Subsidiary is treated as a corporation for U.S. federal income tax purposes) and a “controlled foreign corporation” as defined in Section 957 of the Code.

“CFC Holding Company”: a direct or indirect Domestic Subsidiary of the Company with no material assets other than Capital Stock or debt that is treated as equity for United States federal income tax purposes of (a) one or more CFCs or (b) one or more CFC Holding Companies.

“Change of Control”: means the earliest to occur of:

(a)           the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act as in effect on the Closing Date), including any group acting for the purpose of acquiring, holding or disposing of Securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act as in effect on the Closing Date), but excluding (i) any Employee Benefit Plan and/or Person acting as the trustee, agent or other fiduciary or administrator therefor, (ii) one or more of the direct or indirect beneficial owners of a majority of the aggregate ordinary voting power of the Company (or, to the extent applicable, the Holding Company) on a fully diluted basis as of the Closing Date and (iii) any underwriter in connection with any IPO, of Capital Stock representing more than 35% of the total voting power of all of the outstanding voting Capital Stock of the Company (or, to the extent applicable, the Holding Company); and

(b)           the Borrower ceasing to be a direct Wholly-Owned Subsidiary of the Company; it being understood and agreed for the avoidance of doubt that the Acquisition shall not trigger a “Change of Control” for any purpose under this Agreement or any other Loan Document.

Notwithstanding the foregoing, a Change of Control shall be deemed not to have occurred pursuant to clause (a) above at any time if the Persons who directly or indirectly beneficial own a majority of the aggregate ordinary voting power of the Company on a fully diluted basis as of the Closing Date have, at such time, directly or indirectly, the right or the ability, by voting power, contract or otherwise, to elect or designate for election at least a majority of the Board of Directors of the Company.

Notwithstanding the preceding clauses or any provision of Section 13d-3 of the Exchange Act as in effect on the Closing Date, (i) a Person or group shall be deemed not to beneficially own Capital Stock subject to a stock or asset purchase agreement, merger agreement, option agreement, warrant agreement or similar agreement (or voting or option or similar agreement related thereto) until the consummation of the acquisition of the Capital Stock in connection with the transactions contemplated by such agreement, (ii) if any group includes one or more of the direct or indirect beneficial owners of a majority of the aggregate ordinary voting power of the Company on a fully diluted basis, the issued and outstanding Capital Stock of the Company owned, directly or indirectly, by any direct or indirect beneficial owners of a majority of the aggregate ordinary voting power of the Company on a fully diluted basis that are part of such group shall not be treated as being beneficially owned by such group or any other member of such group for purposes of determining whether a Change of Control has occurred so long as one or more of the direct or indirect beneficial owners of a majority of the aggregate ordinary voting power of the Company on a fully diluted basis hold in excess of 50% of the issued and outstanding Capital Stock owned, directly or indirectly, by such group and (iii) a Person or group will not be deemed to beneficially own the Capital Stock of another Person as a result of its ownership of the Capital Stock or other securities of such other Person’s parent entity (or related contractual rights) unless (A) it owns 50% or more of the total voting power of the Capital Stock entitled to vote for the election of directors or board of managers of such parent entity and (B) such directors or managers elected by the Person or group have a majority of the aggregate votes on the board of directors (or similar body) of such parent entity.

Notwithstanding the foregoing, a Holding Company Reorganization shall not constitute a Change of Control.

“Charge”: any fee, loss, charge, expense, cost, accrual or reserve of any kind.

“Class”: (a) when used with respect to any Lender, refers to whether such Lender has a Loan or Commitment with respect to a particular Class of Loans or Commitments, (b) when used with respect to Commitments, refers to whether such Commitments are Extended Term Loans of a given Term Loan Extension Series, Tranche B Term Commitments, Incremental Commitments or Refinancing Term Commitments of a given Refinancing Series and (c) when used with respect to Loans or a borrowing, refers to whether such Loans, or the Loans comprising such borrowing, are Tranche B Term Loans, Incremental Term Loans, Refinancing Term Loans of a given Refinancing Series or Extended Term Loans of a given Term Loan Extension Series. Incremental Commitments, Tranche B Term Commitments or Refinancing Term Commitments (and in each case, the Loans made pursuant to such Commitments) that have different terms and conditions shall be construed to be in different Classes. Commitments (and, in each case, the Loans made pursuant to such Commitments) that have the same terms and conditions shall be construed to be in the same Class.

“Closing Cash Payment”: as defined in the Acquisition Agreement.

“Closing Date”: the date on which the conditions precedent set forth in Section 5.2 are satisfied or waived in accordance with Section 10.1.

“CNI Growth Amount”: at any date of determination, an amount (which amount shall not be less than zero) equal to 50% of Consolidated Net Income for the cumulative period from the first day of the fiscal quarter of the Company during which the Closing Date occurs to and including the last day of the most recently ended fiscal quarter of the Company for which financial statements have been delivered pursuant to Section 6.1 (treated as one accounting period).

“Code”: the Internal Revenue Code of 1986, as amended from time to time.

“Collateral”: all property of the Loan Parties, now owned or hereafter acquired, upon which a Lien is or is purported to be created by any Security Document.

“Collateral Agent”: JPMorgan Chase Bank, N.A.

“Collateral Agreement”: the Collateral Agreement dated as of the Closing Date executed and delivered by the Company, the Borrower and each Subsidiary Guarantor pursuant to this Agreement, a copy of which is attached hereto as Exhibit A-2, as the same may be amended, supplemented or otherwise modified from time to time.

“Commitment”: as to any Lender, the Tranche B Term Commitment of such Lender.

“Commonly Controlled Entity”: an entity, whether or not incorporated, that is under common control with the Company within the meaning of Section 4001 of ERISA or is part of a group that includes the Company and that is treated as a single employer under Section 414 of the Code.

“Company”: as defined in the preamble hereto.

“Company Stock”: Capital Stock of the Company that constitutes “margin stock” within the meaning of Regulation U.

“Compliance Certificate”: a certificate duly executed by a Responsible Officer substantially in the form of Exhibit B.

“Consolidated EBITDA”: for any period, Consolidated Net Income for such period; plus, without duplication and, to the extent deducted (and not added back) (or, in the case of clauses (g), (l) and (n), to the extent not included) in calculating Consolidated Net Income for such period, the sum of:

(a)           income tax expense,

(b)         Consolidated Interest Expense, amortization or writeoff of debt discount and debt issuance costs and commissions, discounts and other fees, charges and expenses associated with Indebtedness (including with respect to the Loans and Indebtedness incurred in connection with the Transactions),

(c)          depreciation and amortization expense and impairment charges,

(d)          all premiums and interest rate hedge termination costs in connection with any purchase or redemption of any Indebtedness,

(e)          any other non-cash charges (excluding any such charge that constitutes an accrual of or a reserve for cash charges for any future period),

(f)           restructuring charges and related charges,

(g)          (i) pro forma adjustments, “run rate” cost savings, operating expense reductions and cost synergies, in each case, related to any Specified Transaction consummated by the Company or any of its Subsidiaries and projected by the Company in good faith to result from actions taken or expected to be taken (in the good faith determination of the Company) within 18 months after the date any such Specified Transaction is consummated, and (ii) any pro forma adjustments, “run rate” cost savings, operating expense reductions and cost synergies projected by the Company in good faith to result from actions either taken or expected to be taken (including in connection with any restructuring initiative, cost savings initiative, new initiative, business optimization activities, cost rationalization programs and/or similar initiatives or programs) within 18 months after the date of determination to take such action (any such pro forma adjustments, “run rate” cost savings, operating expense reductions or synergies set forth in clauses (i) and (ii), “Expected Cost Savings”) (in each case, calculated on a Pro Forma Basis as though the full recurring benefit of such Expected Cost Savings had been realized in full on the first day of such period); provided that (A) such Expected Cost Savings are reasonably identifiable and factually supportable, and (B) no Expected Cost Savings shall be added pursuant to this clause (g) to the extent of the amount of actual benefits realized from such actions and to the extent duplicative of any expenses or charges relating to such Expected Cost Savings that are included in clause (a) through (f) above or (h) through (s) below,

(h)          cash expenses relating to customary earn outs and similar obligations to the extent constituting Indebtedness;

(i)          fees and the amount of loss or discount on the sale of accounts receivables and related assets in connection with a Permitted Receivables Financing;

(j)          any charge with respect to any liability or casualty event, business interruption or any product recall, (i) so long as such Person has submitted in good faith, and reasonably expects to receive payment in connection with, a claim for reimbursement of such amounts under its relevant insurance policy within the next four fiscal quarters (with a deduction in the applicable future period for any amount so added back to the extent not so reimbursed within the next four fiscal quarters) or (ii) without duplication of amounts included in a prior period under the preceding clause (i), to the extent such charge is covered by insurance, indemnification or otherwise reimbursable by a third party (whether or not then realized so long as the Company in good faith expects to receive proceeds arising out of such insurance, indemnification or reimbursement obligation within the next four fiscal quarters) (it being understood that if the amount received in cash under any such agreement in any period exceeds the amount of expense paid during such period, any excess amount received may be carried forward and applied against any expense in any future period);

(k)          unrealized net losses in the fair market value of any arrangements under Hedge Agreements;

(l)          the amount of any cash from operations actually received by such Person (or the amount of the benefit of any netting arrangement resulting in reduced cash expenditures) during such period, and not included in Consolidated Net Income in any period, to the extent that any non-cash gain relating to such cash receipt or netting arrangement was deducted in the calculation of Consolidated EBITDA for any previous period and not added back;

(m)         the amount of any non-controlling interest or minority interest charge consisting of income attributable to minority equity interests of third parties in any non-Wholly Owned Subsidiary;

(n)          any other adjustments, exclusions and add-backs reflected in the financial model delivered to the Arrangers on or about June 1, 2021 (the “Company Model”);

(o)         charges, expenses and costs in anticipation of, or preparation for, standalone compliance with the requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith and charges, expenses and costs in anticipation of, or preparation for, compliance with the provisions of the Securities Act of 1933, as amended, and the Exchange Act, as applicable to companies with equity or debt securities held by the public and the rules of national securities exchange for companies with listed equity or debt securities, including listing fees;

(p)         any costs, expenses, fees, fines, penalties, judgments, legal settlements and other amounts associated with any restructuring, litigation, claim, proceeding or investigation related to or undertaken by the Company or any of its Subsidiaries, together with any related provision for taxes;

(q)          consulting fees, advisory fees, financing fees incurred and taxes incurred or accrued in connection with the Acquisition;

(r)           costs and expenses incurred in connection with the preparation, negotiation and delivery of the Loan Documents; and

(s)           any net charge with respect to (i) any disposed, abandoned, divested and/or discontinued asset, property or operation (other than, at the option of the Company, any asset, property or operation pending the disposal, abandonment, divestiture and/or termination thereof), (ii) any disposal, abandonment, divestiture and/or discontinuation of any asset, property or operation (other than, at the option of the Company, relating to assets or properties held for sale or pending the divestiture or discontinuation thereof) and/or (iii) any facility that has been closed during such period;

minus, to the extent taken into account in calculating Consolidated Net Income for such period, the sum of (a) interest income, (b) any non-cash income and (c) unrealized net gains in the fair market value of any arrangement under Hedge Agreements, all as determined on a consolidated basis.

“Consolidated First Lien Debt”: as to any Person at any date of determination, the aggregate principal amount of Consolidated Total Debt outstanding on such date that is secured by a first priority Lien on the Collateral.

“Consolidated Interest Expense”: for any period, total cash interest expense of the Company and its Subsidiaries for such period determined in accordance with GAAP (excluding, to the extent otherwise included in such interest expense, (i) all premiums and interest rate hedge termination costs in connection with any purchase or redemption of any Indebtedness, (ii) any fees, including upfront fees, and any other fees and expenses associated or paid in connection with this Agreement or the consummation of the Transaction, (iii) annual agency fee, paid to the Administrative Agent, (iv) fees and expenses associated with any Investment permitted pursuant to Section 7.7 or any issuance of Capital Stock or Indebtedness permitted hereunder (whether or not consummated), (v) any interest component relating to the accretion or accrual of discounted liabilities and (vi) any writeoff of unamortized debt issuance costs upon any prepayment of any Indebtedness), net of cash interest income. Notwithstanding the foregoing, in the event that Company or a Subsidiary has entered into an operating lease in connection with a Permitted Sale/Leaseback, then Consolidated Interest Expense for any period shall be deemed to be increased by the interest component of lease payments under such operating lease made during such period.

“Consolidated Net Income”: for any period, the consolidated net income (or loss) of the Company and its Subsidiaries, determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded, without duplication:

(a)          the income (or deficit) of any Person accrued prior to the date it becomes a Subsidiary of the Company or is merged into or consolidated with the Company or any of its Subsidiaries;

(b)         the income (or deficit) of any Person (other than a Subsidiary of the Company) in which the Company or any of its Subsidiaries has an ownership interest, except to the extent that any such income is actually received by the Company or such Subsidiary in the form of dividends or similar distributions;

(c)         the undistributed earnings of any Subsidiary of the Company (other than a Loan Party) to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary is not at the time permitted by the terms of any Contractual Obligation (other than under any Loan Document) or Requirement of Law applicable to such Subsidiary;

(d)          any goodwill or other asset impairment charges, write-offs or write-downs or amortization of intangibles;

(e)         any gain or charge attributable to any asset Disposition (including asset retirement costs or sales or issuances of Capital Stock) or of returned or surplus assets outside the ordinary course of business (as determined in good faith by such Person);

(f)         (i) any unrealized or realized net foreign currency transactional gains or charges impacting net income (including currency re-measurements of Indebtedness, any net gains or charges resulting from Hedge Agreements for currency exchange risk associated with the above or any other currency related risk, any transactional gains or charges relating to assets and liabilities denominated in a currency other than a functional currency and those resulting from intercompany Indebtedness), (ii) any realized or unrealized gain or charge in respect of (x) any obligation under any Hedge Agreement as determined in accordance with GAAP and/or (y) any other derivative instrument pursuant to, in the case of this clause (y), Financial Accounting Standards Board’s Accounting Standards Codification No. 815-Derivatives and Hedging and (iii) unrealized gains or losses in respect of any Hedge Agreement;

(g)          any net income or charge (less all fees and expenses related thereto) attributable to (i) the early extinguishment or cancellation of Indebtedness or (ii) any derivative transaction under a Hedge Agreement;

(h)         non-cash expenses resulting from any employee benefit or management compensation plan or grant of stock and stock options or other equity and equity-based interests to employees of the Company or any Subsidiary pursuant to a written plan or agreement (including expenses arising from the grant of stock and stock options prior to the Closing Date) or the treatment of such options or other equity and equity-based interests under variable plan accounting;

(i)           any charge that is established, adjusted and/or incurred (i) within 12 months after the closing of any acquisition that is required to be established, adjusted or incurred, as applicable, as a result of such acquisition in accordance with GAAP or (ii) as a result of any change in, or the adoption or modification of, accounting principles or policies;

(j)            any (i) write-off or amortization made in such period of deferred financing costs and premiums paid or other expenses incurred directly in connection with any early extinguishment of Indebtedness, (ii) amortization of intangible assets and (iii) other amortization (including amortization of goodwill, software, deferred or capitalized financing fees, debt issuance costs, commissions and expenses and other intangible assets);

(k)        fees, costs and expenses incurred, or amortization thereof, in connection with, to the extent permitted hereunder, any Investment, any issuance of debt or equity, any Disposition, any casualty event or any amendments or waivers of the Loan Documents, and refinancing, refunding, renewals or extensions permitted hereunder in connection therewith, in each case, whether or not consummated;

(l)            non-cash compensation charges and/or any other non-cash charges arising from the granting of any stock, stock option or similar arrangement (including any profits interest) or the granting of any restricted stock, stock appreciation right and/or similar arrangement (including any repricing, amendment, modification, substitution or change of any such stock option, restricted stock, stock appreciation right, profits interest or similar arrangement or the vesting of any warrant);

(m)         the effects of adjustments (including the effects of such adjustments pushed down to the Company and its subsidiaries) in component amounts required or permitted by GAAP (including, without limitation, in the inventory (including any impact of changes to inventory valuation policy methods, including changes in capitalization of variances), property and equipment, lease, rights fee arrangements, software, goodwill, intangible asset (including customer molds), deferred revenue, advanced billing and debt line items thereof), resulting from the application of recapitalization accounting or acquisition or purchase accounting, as the case may be, in relation to the Transactions or any consummated acquisition or similar Investment or the amortization or write-off of any amounts thereof; and

(n)          any extraordinary, exceptional or nonrecurring gains or losses.

“Consolidated Total Assets”: at any date, all amounts that would, in conformity with GAAP, be set forth opposite the caption “total assets” (or any like caption) on a consolidated balance sheet of the Company and its Subsidiaries at such date.

“Consolidated Total Debt”: at any date, the aggregate principal amount of debt of the Company and its Subsidiaries at such date in an amount that would be reflected on a balance sheet prepared as of such date on a consolidated basis in accordance with GAAP (but excluding the effects of any discounting of Indebtedness resulting from the application of purchase accounting in connection with any permitted Investment), consisting of Indebtedness for borrowed money, obligations evidenced by notes, bonds (excluding surety bonds), debentures or similar instruments (other than an operating lease, synthetic lease or similar arrangement), purchase money indebtedness and Capital Lease Obligations.

“Consolidated Working Capital”: as at any date of determination, the excess of Current Assets over Current Liabilities.

“Consolidated Working Capital Adjustment”: for any period on a consolidated basis, the amount (which may be a negative number) by which Consolidated Working Capital as of the beginning of such period exceeds (or is less than) Consolidated Working Capital as of the end of such period; provided that there shall be excluded (a) the effect of reclassification during such period between current assets and long term assets and current liabilities and long term liabilities (with a corresponding restatement of the prior period to give effect to such reclassification), (b) the effect of any Disposition of any Person, facility or line of business or acquisition of any Person, facility or line of business during such period, (c) the effect of any fluctuations in the amount of accrued and contingent obligations under any Hedge Agreement and (d) the application of purchase or recapitalization accounting.

“Contingent Purchase Price Obligations”: any earnout obligations or similar deferred or contingent purchase price obligations of the Company or any of its Subsidiaries incurred or created in connection with any acquisition to the extent such obligations are a liability on the consolidated balance sheet of the Company in accordance with GAAP.

“Contractual Obligation”: as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

“Corresponding Tenor” with respect to any Available Tenor means, as applicable, either a tenor (including overnight) or an interest payment period having approximately the same length (disregarding business day adjustment) as such Available Tenor.

“Covered Agreement”: as defined in Section 7.11(c).

“Covered Party”: as defined in Section 10.23.

“Credit Agreement Refinancing Indebtedness”: Indebtedness constituting (a) Permitted First Priority Refinancing Debt, (b) Permitted Junior Lien Refinancing Debt or (c) Permitted Unsecured Refinancing Debt; provided that (i) such Indebtedness shall not have a greater principal amount than the principal amount (or accreted value, if applicable) of the Refinanced Debt except by an amount equal to (x) unpaid accrued interest, penalties and premiums (including tender, prepayment or repayment premiums) thereon plus underwriting discounts and other customary fees, commissions and expenses (including upfront fees, original issue discount or initial yield payment) incurred in connection with such refinancing, (y) any existing commitments unutilized thereunder and (z) additional amounts permitted to be incurred under Section 7.2 and, to the extent secured by a Lien, Section 7.3 (and, in each case, the applicable clause of Section 7.2 and Section 7.3 shall be deemed to be utilized by the amount so incurred), (ii) the other terms and conditions of such Indebtedness shall not be materially more restrictive (taken as a whole) on the Company and its Subsidiaries (as determined by the Company in good faith) than those applicable to the Refinanced Debt being refinanced or replaced (except for covenants or other provisions (I) that reflect market terms and conditions (taken as a whole) at the time of incurrence (as determined by the Company in good faith), (II) that are reasonably satisfactory to the Administrative Agent, (III) that are applicable only to periods after the Latest Maturity Date at the time of incurrence of such Indebtedness, or (IV) that are also added for the benefit of each Facility remaining outstanding (limited, in the case of any financial maintenance covenant for the benefit of any Credit Agreement Refinancing Indebtedness in respect of the Tranche B Term Facility, to any then-existing Tranche B Term Facility), and (iii) such Refinanced Debt shall be repaid, repurchased, retired, defeased or satisfied and discharged, all accrued interest, fees, premiums (if any) and penalties in connection therewith shall be paid, and all commitments thereunder terminated, on the date such Credit Agreement Refinancing Indebtedness is issued, incurred or obtained.

“Credit Party”: the Administrative Agent or any other Lender.

“Current Assets”: at any date, all assets of the Company and its Subsidiaries which under GAAP would be classified as current assets (excluding any (i) cash or Cash Equivalents (including cash and Cash Equivalents held on deposit for third parties by the Company and/or any Subsidiary), (ii) permitted loans to third parties, (iii) deferred bank fees and derivative financial instruments related to Indebtedness, (iv) the current portion of current and deferred Taxes and (v) assets held for sale or pension assets).

“Current Liabilities”: at any date, all liabilities of the Company and its Subsidiaries which under GAAP would be classified as current liabilities, other than (i) current maturities of long term debt, (ii) outstanding revolving loans and letter of credit exposure, (iii) accruals of Consolidated Interest Expense (excluding Consolidated Interest Expense that is due and unpaid), (iv) obligations in respect of derivative financial instruments related to Indebtedness, (v) the current portion of current and deferred Taxes, (vi) liabilities in respect of unpaid earnouts, (vii) accruals relating to restructuring reserves, (viii) liabilities in respect of funds of third parties on deposit with the Company and/or any Subsidiary, (ix) the current portion of any Finance Lease and the current portion of any Non-Finance Lease Obligation that is otherwise required to be capitalized, (x) any liabilities recorded in connection with stock based awards, partnership interest based awards, awards of profits interests, deferred compensation awards and similar initiative based compensation awards or arrangements, (xi) the current portion of any current or deferred pension plan liabilities and (xii) the current portion of any other long term liability for borrowed money.

“Daily Simple SOFR”: for any day, SOFR, with the conventions for this rate (which may include a lookback) being established by the Administrative Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for business loans; provided, that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion.

“Declined Proceeds”: as defined in Section 2.11(e).

“Default”: any of the events specified in Section 8, whether or not any requirement for the giving of notice, the lapse of time, or both, has been satisfied.

“Defaulting Lender”: any Lender that (a) has failed to (i) fund all or any portion of its Loans within two Business Days of the date such Loans were required to be funded hereunder unless such Lender notifies the Administrative Agent and the Company in writing that such failure is the result of such Lender’s determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable default, shall be specifically identified in such writing) has not been satisfied, or (ii) pay to the Administrative Agent or any other Lender any other amount required to be paid by it hereunder within two Business Days of the date when due, (b) has notified the Company and the Administrative Agent in writing that it does not intend to comply with its funding obligations hereunder, or has made a public statement to that effect (unless such writing or public statement relates to such Lender’s obligation to fund a Loan hereunder and states that such position is based on such Lender’s determination that a condition precedent to funding (which condition precedent, together with any applicable default, shall be specifically identified in such writing or public statement) cannot be satisfied), (c) has failed, within three Business Days after written request by the Administrative Agent or the Company, to confirm in writing to the Administrative Agent and the Company that it will comply with its prospective funding obligations hereunder (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt of such written confirmation by the Administrative Agent and the Company), or (d) has, or has a direct or indirect company that has, (i) become the subject of any bankruptcy or insolvency proceeding, (ii) become the subject of a Bail-In Action or (iii) had appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets, including the Federal Deposit Insurance Corporation or any other state or federal regulatory authority acting in such a capacity (but excluding any receiver, custodian, conservator, trustee, administrator or similar Person appointed by a regulatory authority under or based on the applicable law in the country where such Person is subject to home jurisdiction supervision if applicable law requires that such appointment is not to be publicly disclosed); provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any equity interest in that Lender or any direct or indirect company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender. Any determination by the Administrative Agent that a Lender is a Defaulting Lender under any one or more of clauses (a) through (d) above shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender) upon delivery of written notice of such determination to the Company and each Lender.

“Designated Non-Cash Consideration”: the fair market value (as determined by the Company in good faith) of non-cash consideration received by the Company or any Subsidiary in connection with any Disposition pursuant to Section 7.5(h) that is designated as Designated Non-Cash Consideration by a Responsible Officer of the Company (which amount will be reduced by the amount of cash or Cash Equivalents received in connection with a subsequent sale or conversion of such Designated Non-Cash Consideration to cash or Cash Equivalents).

“Disposition”: with respect to any property or right, any sale, lease, sale and leaseback, assignment, conveyance, transfer or other disposition thereof (other than any transaction for purposes of collateral or security to the extent permitted hereunder). The terms “Dispose” and “Disposed of” shall have correlative meanings.

“Disqualified Capital Stock”: any Capital Stock of the Company which is not Qualified Capital Stock. Notwithstanding the preceding sentence, (A) if such Capital Stock is issued pursuant to any plan for the benefit of directors, officers, employees, members of management, managers or consultants or by any such plan to such directors, officers, employees, members of management, managers or consultants, in each case in the ordinary course of business of the Borrower or any Subsidiary, such Capital Stock shall not constitute Disqualified Capital Stock solely because it may be required to be repurchased by the issuer thereof in order to satisfy applicable statutory or regulatory obligations and (B) no Capital Stock held by any Permitted Payee shall be considered Disqualified Capital Stock because such stock is redeemable or subject to repurchase pursuant to any management equity subscription agreement, stock option, stock appreciation right or other stock award agreement, stock ownership plan, put agreement, stockholder agreement or similar agreement that may be in effect from time to time.

“Disqualified Lender”: (i) competitors of the Company and its Subsidiaries identified from time to time to the Administrative Agent, (ii) persons identified to the Arrangers prior to August 6, 2021 (the list of such Persons identified pursuant to clauses (i) and (ii), the “Disqualified Lenders List”) and (iii) in each case of clauses (i) and (ii), any of such person’s Affiliates that are (x) clearly identifiable solely by similarity of name or (y) identified in writing by the Company from time to time to the Administrative Agent; provided that, notwithstanding anything herein to the contrary, (A) in no event shall a supplement apply retroactively to disqualify any parties that have previously acquired an assignment or participation interest in any Loans or Commitments under the Facilities that is otherwise permitted hereunder and (B) no supplements shall become effective until three Business Days after delivery by the Borrower to the Administrative Agent of such supplement by electronic mail to JPMDQ_Contact@jpmorgan.com.

“Disqualified Lenders List”: as defined in clause (ii) of the definition of “Disqualified Lender”, as the same may be supplemented from time to time pursuant to clauses (i) and (iii)(y) of the definition of “Disqualified Lender”.

“Domestic Funding Office”: the Administrative Agent’s office located at 10 S. Dearborn Street, Chicago, IL 60623, or such other office as may be designated by the Administrative Agent by written notice to the Company and the Lenders.

“Domestic Subsidiary”: any Subsidiary of the Company organized under the laws of the United States or any state thereof or the District of Columbia.

“Early Opt-in Election”: if the then current Benchmark is the Adjusted LIBO Rate, the occurrence of:

(1)           a notification by the Administrative Agent to (or the request by the Borrower to the Administrative Agent to notify) each of the other parties hereto that at least five currently outstanding Dollar-denominated syndicated credit facilities at such time contain (as a result of amendment or as originally executed) a SOFR-based rate (including SOFR, a term SOFR or any other rate based upon SOFR) as a benchmark rate (and such syndicated credit facilities are identified in such notice and are publicly available for review), and

(2)           the joint election by the Administrative Agent and the Borrower to trigger a fallback from LIBO Rate and the provision by the Administrative Agent of written notice of such election to the Lenders.

“EEA Financial Institution”: (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country”: any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority”: any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Electronic Signature”: an electronic sound, symbol, or process attached to, or associated with, a contract or other record and adopted by a Person with the intent to sign, authenticate or accept such contract or record.

“EMU”: Economic and Monetary Union as contemplated in the Treaty.

“Environmental Laws”: as to any Person, any and all Requirements of Law (including common law) regulating, relating to or imposing liability or standards of conduct concerning protection of human health (solely as it relates to exposure to Materials of Environmental Concern) or the environment, as now or may at any time hereafter be in effect.

“ERISA”: the Employee Retirement Income Security Act of 1974, as amended from time to time.

“EU Bail-In Legislation Schedule”: the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor Person), as in effect from time to time.

“Eurocurrency liabilities”: as defined in Section 2.18(e).

“Eurodollar Tranche”: the collective reference to LIBO Rate Loans under a particular Facility the then current Interest Periods with respect to all of which begin on the same date and end on the same later date (whether or not such Loans shall originally have been made on the same day).

“Event of Default”: any of the events specified in Section 8; provided that any requirement for the giving of notice, the lapse of time, or both, has been satisfied.

“Excess Cash Flow”: for any Excess Cash Flow Period, an amount (which shall not be less than zero) equal to:

(a)           the sum, without duplication, of the following:

(i)           Consolidated Net Income for such period, plus

(ii)          any non-cash Charge to the extent excluded in arriving at such Consolidated Net Income, but excluding any such non-cash Charge representing an accrual or reserve for potential Cash items in any future period and excluding amortization of a prepaid cash item that was paid in a prior period, plus

(iii)          the Consolidated Working Capital Adjustment for such period, plus

(iv)         cash gains of the type described in clauses (e), (f) and (n) of the definition of Consolidated Net Income to the extent excluded in arriving at such Consolidated Net Income, minus

(b)          the sum, without duplication, of the amounts for such period (or, at the option of the Company, amounts after such period to the extent paid prior to the date of the applicable Excess Cash Flow payment) of the following:

(i)            the aggregate principal amount of (A) all optional prepayments of, or other Cash payments to reduce the outstanding amount of, Indebtedness (other than any (1) optional prepayment of, or other Cash payments to reduce the outstanding amount of, Indebtedness that is deducted in calculating the amount of any Excess Cash Flow payment in accordance with Section 2.11(c) or (2) revolving Indebtedness except to the extent any related commitment is permanently reduced in connection with such repayment), (B) all mandatory prepayments and scheduled repayments of Indebtedness and (C) the aggregate amount of any premiums, make-whole or penalty payments actually paid in Cash by the Company and/or any Subsidiary that are or were required to be made in connection with any prepayment or repurchase of Indebtedness, in each case, permitted under this Agreement and except to the extent financed with long-term funded Indebtedness (other than revolving Indebtedness), plus

(ii)           any foreign translation losses paid or payable in Cash (including any currency re-measurement of Indebtedness, any net gain or loss resulting from Hedge Agreements for currency exchange risk resulting from any intercompany Indebtedness, any foreign currency translation or transaction or any other currency-related risk) to the extent included in arriving at such Consolidated Net Income, plus

(iii)          an amount equal to (A) any Charge excluded in arriving at such Consolidated Net Income to the extent paid or payable in Cash and (B) any non-Cash credit included in arriving at such Consolidated Net Income, plus

(iv)         to the extent not expensed (or exceeding the amount expensed) during such period or not deducted (or exceeding the amount deducted) in arriving at such Consolidated Net Income, the aggregate amount of Charges paid or payable in Cash by the Company and its Subsidiaries during such period (whether or not incurred in such period), other than to the extent financed with long-term funded Indebtedness (other than revolving Indebtedness), plus

(v)          Cash payments made during such period for any liability the accrual of which in a prior period did not reduce Consolidated Net Income and therefore increased Excess Cash Flow in such prior period (provided there was no other deduction to Consolidated Net Income or Excess Cash Flow related to such payment), except to the extent financed with long term funded Indebtedness (other than revolving Indebtedness), plus

(vi)         amounts paid in Cash (except to the extent financed with long term funded Indebtedness (other than revolving Indebtedness)) during such period on account of (A) items that were accounted for as non-Cash reductions of Consolidated Net Income in a prior period and (B) reserves or amounts established in purchase accounting to the extent such reserves or amounts are added back to, or not deducted from, Consolidated Net Income, plus

(vii)         the amount of any payment of Cash to be amortized or expensed over a future period and recorded as a long-term asset, plus

(viii)       the amount of any Tax obligation of the Company and/or any Subsidiary that is estimated in good faith by the Company as due and payable (but is not currently due and payable) by the Company and/or any Subsidiary as a result of the repatriation of any dividend or similar distribution of net income of any Foreign Subsidiary to the Company and/or any Subsidiary.

“Excess Cash Flow Period”: each full fiscal year of the Borrower ending after the Closing Date (commencing, for the avoidance of doubt, with the fiscal year ending on December 31, 2022).

“Exchange Act”: the Securities Exchange Act of 1934, as amended.

“Excluded Assets”: as defined in the Collateral Agreement.

“Excluded Subsidiary”: (i) any Foreign Subsidiary that is not organized under the laws of the State of Israel or any CFC, (ii) any Subsidiary that is not a Wholly-Owned Subsidiary, (iii) any Immaterial Subsidiary, (iv) any Finance Subsidiary or any Special Purpose Finance Subsidiary, (v) any CFC Holding Company, (vi) any Subsidiary of a CFC or a CFC Holding Company, (vii) any Unrestricted Subsidiary, (viii) any Subsidiary that is prohibited by applicable law existing on the Closing Date or by applicable law or contractual obligation existing on the Closing Date or at the time of the formation or acquisition by the Company (or any of its Subsidiaries) of such Subsidiary (including pursuant to Indebtedness permitted to be incurred hereunder as assumed Indebtedness if the terms of such Indebtedness prohibit such Subsidiary from guaranteeing the Obligations) (so long as such contractual obligation is not in favor of the Company or any subsidiary of the Company or entered into in contemplation of such formation or acquisition) from providing a guarantee under the Guarantee Agreement or from having a Lien on its Capital Stock to secure the Obligations, as the context may require, for so long as such prohibition exists, or if such guarantee or such Lien, as the context may require, would require governmental (including regulatory) consent, approval, license or authorization (unless such consent, approval, license or authorization has been obtained, it being understood that the Company shall have no obligation to obtain any such consent, approval, license or authorization), (ix) any Subsidiary that is a not-for-profit organization, broker dealer, captive insurance subsidiaries and other special purpose subsidiaries, (x) any Subsidiary whose provision of a guarantee would result in materially adverse tax consequences to the Company and its Subsidiaries as reasonably determined by the Company, (xi) any Subsidiary listed in Schedule 1.1D hereto on the Closing Date and (xii) any other Subsidiary with respect to which, in the reasonable judgment of the Company, the burden or cost (including any adverse tax consequence) of providing a guarantee under the Guarantee Agreement or a Lien on its Capital Stock to secure the Obligations, as the context may require, will outweigh the benefits to be obtained by the Lenders therefrom.

“Excluded Swap Obligation”: with respect to any Guarantor (a) any Swap Obligation if, and to the extent that, and only for so long as, all or a portion of the guarantee of such Guarantor of, or the grant by such Guarantor of a security interest to secure, as applicable, such Swap Obligation (or any guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Guarantor’s failure to constitute an “eligible contract participant,” as defined in the Commodity Exchange Act and the regulations thereunder, at the time the guarantee of (or grant of such security interest by, as applicable) such Guarantor becomes or would become effective with respect to such Swap Obligation or (b) any other Swap Obligation designated as an “Excluded Swap Obligation” of such Guarantor as specified in any agreement between the relevant Loan Parties and counterparty applicable to such Swap Obligations, and agreed by the Administrative Agent. If a Swap Obligation arises under a master agreement governing more than one Swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to Swaps for which such guarantee or security interest is or becomes illegal.

“Existing Term Loan Tranche”: as defined in Section 2.24(a).

“Expected Cost Savings”: as defined in the definition of “Consolidated EBITDA”.

“Extended Term Loans”: as defined in Section 2.24(a).

“Extending Term Lender”: as defined in Section 2.24(b).

“Extension Amendment”: as defined in Section 2.24(c).

“Extension Election”: as defined in Section 2.24(b).

“Facility”: (a) the Tranche B Term Loans (the “Tranche B Term Facility”) and (b) each other credit facility that may be added to this Agreement after the date hereof.

“FATCA”: Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b)(1) of the Code, any intergovernmental agreements entered into in connection with the implementation of the foregoing and any fiscal or regulatory legislation, rules or practices adopted pursuant to any of the foregoing, or any treaty or convention among Governmental Authorities entered into in connection with the implementation of the foregoing.

“Federal Funds Effective Rate”: for any day, the rate calculated by the NYFRB based on such day’s federal funds transactions by depositary institutions, as determined in such manner as shall be set forth on the NYFRB’s Website from time to time, and published on the next succeeding Business Day by the NYFRB as the effective federal funds rate; provided that if the Federal Funds Effective Rate as so determined shall be less than zero, such rate shall be deemed to be zero for purposes of this Agreement.

“Federal Reserve Board”: the Board of Governors of the Federal Reserve System of the United States of America.

“Fee Letter”: the Arranger Fee Letter dated as of July 22, 2021 among the Arrangers and the Company.

“Finance Lease”: as applied to any Person, any lease of any property (whether real, personal or mixed) by such Person as lessee that, in conformity with GAAP (but subject to Section 1.2(h)), is or should be accounted for as a capital or finance lease on the balance sheet of that Person; provided, that for the avoidance of doubt, the amount of obligations attributable to any Finance Lease shall be the amount thereof accounted for as a liability on such balance sheet (excluding the footnotes thereto) in accordance with GAAP; provided, further, that the amount of obligations attributable to any Finance Lease shall exclude any capitalized operating lease liabilities resulting from the adoption of ASC 842, Leases.

“Finance Subsidiary”: any Subsidiary of the Company formed for the sole purpose of engaging in a Permitted Receivables Financing.

“First Lien Intercreditor Agreement”: an intercreditor agreement in a form reasonably acceptable to the Administrative Agent and the Company among the Loan Parties from time to time party thereto, the Collateral Agent and the Other Debt Representative for the holders of Indebtedness that is permitted under Sections 7.2 and 7.3 to be, and is intended to be, secured by a Lien on the Collateral that is pari passu (but without regard to the control of remedies) with the Liens securing the Obligations.

“First Lien Net Leverage Ratio”: with respect to any date of determination, the ratio of (a) Consolidated First Lien Debt as of such date less Netted Cash as of such date to (b) Consolidated EBITDA of the Company and its Subsidiaries for the applicable Test Period.

“Fitch”: Fitch Ratings Inc., together with any successor thereto.

“Fixed Amount”: as defined in Section 1.4(e).

“Flood Laws”: collectively, (i) the National Flood Insurance Reform Act of 1994 (which comprehensively revised the National Flood Insurance Act of 1968 and the Flood Disaster Protection Act of 1973) as now or hereafter in effect or any successor statute thereto, (ii) the Flood Insurance Reform Act of 2004 as now or hereafter in effect or any successor statute thereto and (iii) the Biggert-Waters Flood Insurance Reform Act of 2012 as now or hereafter in effect or any successor statute thereto.

“Floor”: the benchmark rate floor, if any, provided in this Agreement initially (as of the execution of this Agreement, the modification, amendment or renewal of this Agreement or otherwise) with respect to the Adjusted LIBO Rate.

“Foreign Subsidiary”: any Subsidiary of the Company that is not a Domestic Subsidiary.

“Funding Office”: the office of the Administrative Agent specified in Section 10.2 or such other office as may be specified from time to time by the Administrative Agent as its funding office by written notice to the Company and the Lenders.

“GAAP”: generally accepted accounting principles in the United States as in effect from time to time, except that for purposes of the definition of “Applicable Asset Sale Prepayment Percentage” or “Applicable ECF Prepayment Percentage”, GAAP shall be determined on the basis of such principles in effect on the date hereof and consistent with those used in the preparation of the most recent audited financial statements delivered pursuant to Section 4.1; provided that, if the Company notifies the Administrative Agent following the effectiveness of any applicable Accounting Change (as defined below) that the Company requests an amendment to any provision hereof to eliminate the effect of such Accounting Change or in the application thereof on the operation of such provision (or if the Required Lenders notify the Company following the effectiveness of any such Accounting Change that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such Accounting Change or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such Accounting Change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith. “Accounting Change” refers to a change after the date hereof in accounting principles required by the promulgation of any rule, regulation, pronouncement or opinion by the Financial Accounting Standards Board of the American Institute of Certified Public Accountants or, if applicable, the SEC.

“Governmental Authority”: any nation or government, any state or other political subdivision thereof, any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative functions of or pertaining to government, any securities exchange, any self-regulatory organization (including the National Association of Insurance Commissioners) and any applicable supranational bodies (such as the European Union or the European Central Bank).

“Guarantee Agreement”: the Guarantee Agreement dated as of the Closing Date executed and delivered by the Company and each Subsidiary Guarantor pursuant to this Agreement, a copy of which is attached hereto as Exhibit A-1, as the same may be amended, supplemented or otherwise modified from time to time.

“Guarantee Obligation”: as to any Person (the “guaranteeing person”), any obligation of (a) the guaranteeing person or (b) another Person (including any bank under any letter of credit) to induce the creation of which obligation the guaranteeing person has issued a reimbursement, counter indemnity or similar obligation, in either case guaranteeing or in effect guaranteeing any Indebtedness or other obligations (the “primary obligations”) of any other third Person (the “primary obligor”) in any manner, whether directly or indirectly, including any obligation of the guaranteeing person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (1) for the purchase or payment of any such primary obligation or (2) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (iv) otherwise to assure or hold harmless the owner of any such primary obligation against loss in respect thereof; provided, however, that the term Guarantee Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business. The amount of any Guarantee Obligation of any guaranteeing person shall be deemed to be the lower of (a) an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee Obligation is made and (b) the maximum amount for which such guaranteeing person may be liable pursuant to the terms of the instrument embodying such Guarantee Obligation, unless such primary obligation and the maximum amount for which such guaranteeing person may be liable are not stated or determinable, in which case the amount of such Guarantee Obligation shall be such guaranteeing person’s maximum reasonably anticipated liability in respect thereof as determined by the Company in good faith.

“Guarantors”: the collective reference to the Company, the Subsidiary Guarantors and any other Person that guarantees payment of all or a portion of the Obligations, including, following any Holding Company Reorganization, the Holding Company.

“Hedge Agreements”: all interest rate swaps, caps, collar, forward, future or option agreements or similar arrangements dealing with interest rates, currency exchange rates, the exchange of nominal interest obligations or commodities, in each case either generally or under specific contingencies, or any other arrangement constituting a Swap Agreement (including, for the avoidance of doubt, any Lender Hedge Agreements).

“Holding Company”: a corporation or other legal entity organized under the laws of the State of Israel or a state of the United States which becomes the direct owner of 100% of the Capital Stock of the Company pursuant to a Holding Company Reorganization.

“Holding Company Reorganization”: a transaction or series of transactions (a) pursuant to which the Company shall become a direct wholly-owned Subsidiary of the Holding Company and (b) that are in compliance with the requirements set forth in Section 6.13(a).

“Immaterial Subsidiaries”: at any time, Subsidiaries of the Company (i) having aggregate total assets (as determined in accordance with GAAP) in an amount of less than 2.5% of Consolidated Total Assets of the Company and its Subsidiaries as of the last day of the immediately preceding Test Period and (ii) contributing in the aggregate less than 2.5% to Consolidated EBITDA for the most recently ended Test Period. In the event that total assets of all Immaterial Subsidiaries exceed 10% of Consolidated Total Assets as of the last day of the immediately preceding Test Period or the total contribution to Consolidated EBITDA of all Immaterial Subsidiaries exceeds 10% of Consolidated EBITDA for the relevant period, as the case may be, the Company will designate Subsidiaries which would otherwise constitute Immaterial Subsidiaries to be excluded as Immaterial Subsidiaries until such 10% thresholds are met.

“Incremental Cap”:

(a)           the Shared Incremental Amount, plus

(b)         (i) the amount of any optional prepayment of any Loan (including any Incremental Loan) in accordance with Section 2.10, (ii) the amount of any optional prepayment, redemption, repurchase or retirement of Incremental Equivalent Debt that is secured by a Lien on the Collateral that is pari passu (but without regard to the control of remedies) with the Liens securing the Obligations, (iii) the amount of any optional prepayment, redemption, repurchase or retirement of any Refinancing Term Loans or any Credit Agreement Refinancing Indebtedness previously applied to the permanent prepayment of any Loan or of any Incremental Equivalent Debt referred to in clauses (i) and (ii) above (with respect to any such Credit Agreement Refinancing Indebtedness, in an aggregate amount not to exceed the aggregate amount of Loans or Incremental Equivalent Debt, as applicable, refinanced by such Credit Agreement Refinancing Indebtedness), and (iv) the aggregate amount of any Indebtedness referred to in clauses (i) through (iii) above that is (x) repaid or retired resulting from any assignment to or purchase by such Indebtedness (and/or assignment and/or purchase of such Indebtedness by) the Company and/or any Subsidiary or (y) terminated pursuant to Section 2.22, which shall be credited to the extent of the principal amount of the Indebtedness repaid, retired or terminated; provided that for each of clauses (i) through (iv), (x) the relevant prepayment, redemption, repurchase, retirement or assignment and/or purchase was not funded with the proceeds of any Long-Term Indebtedness and (y) in the case of any prepayment of Loans under any revolving facility, such prepayment shall be accompanied by a permanent reduction in the commitments in respect thereof, plus

(c)          an unlimited amount so long as, in the case of this clause (c), on the date of incurrence thereof on a Pro Forma Basis after giving effect to the incurrence of the Incremental Term Facility or the Incremental Equivalent Debt, as applicable, and the application of the proceeds thereof (without netting the cash proceeds thereof) and to any relevant Specified Transaction (and, in the case of any Incremental Revolving Facility then being established, assuming a full drawing thereunder),(1) if such Indebtedness is secured by a Lien on the Collateral that is pari passu (but without regard to the control of remedies) with the Liens securing the Obligations, the First Lien Net Leverage Ratio does not exceed 2.25 to 1.00, (2) if such Indebtedness is secured by a Lien on the Collateral that is junior to the Liens securing the Obligations, the Senior Secured Net Leverage Ratio does not exceed 2.25 to 1.00, and (3) if such Indebtedness is unsecured or secured solely by assets that do not constitute Collateral, (I) the Total Net Leverage Ratio does not exceed 3.00 to 1.00 or (II) the Interest Coverage Ratio is no less than 2.00 to 1.00 (this clause (c), the “Ratio Based Amount”), provided that: (1) any Incremental Facility or Incremental Equivalent Debt may be incurred under one or more of clauses (a) through (c) of this definition as selected by the Company in its sole discretion (provided that, in the case of clause (c), an Incremental Facility may be incurred only under clause (i) thereof), and (2) upon delivery of any financial statements pursuant to Section 6.1 following the initial incurrence or implementation of any Incremental Facility or Incremental Equivalent Debt, to the extent such Incremental Facility or Incremental Equivalent Debt or any portion thereof could, based on such financial statements, have been incurred or made in reliance on clause (c), unless otherwise elected by the Company, such Incremental Facility or Incremental Equivalent Debt or portion thereof shall automatically be reclassified (subject to clause (1) of this proviso and to any other applicable provision of clause (c)) as having been incurred under clause (c).

“Incremental Commitment”: as defined in Section 2.25(a)(i).

“Incremental Equivalent Debt”: Indebtedness in an amount not to exceed the Incremental Cap incurred by any Loan Party consisting of the incurrence or issuance of one or more series of senior secured notes or loans, junior lien loans or notes, subordinated loans or notes or senior unsecured loans or notes (in each case in respect of the issuance of notes, whether issued in a public offering, Rule 144A or other private placement or purchase or otherwise) or any bridge financing in lieu of the foregoing, or secured or unsecured “mezzanine” debt, in each case, to the extent secured, subject to (x) with respect to Incremental Equivalent Debt secured by a Lien on the Collateral that is junior to the Lien securing the Obligations, a Junior Lien Intercreditor Agreement and (y) with respect to Incremental Equivalent Debt secured by a Lien on the Collateral that is pari passu (but without regard to the control of remedies) with the Liens securing the Obligations, a First Lien Intercreditor Agreement; provided that such Incremental Equivalent Debt shall be subject to the requirements set forth in Sections 2.25(a) mutatis mutandis, except that (a) the requirements set forth in Section 2.25(a)(viii) shall not apply to such Indebtedness and (b) the requirements set forth in Section 2.25(a)(iv) and (v) shall not apply to a customary bridge facility which, subject to customary conditions, automatically convert into long-term debt satisfying the requirements of such clauses.

“Incremental Term Facility”: as defined in Section 2.25(a).

“Incremental Term Facility Amendment”: an amendment to this Agreement executed by each of (a) the Borrower, (b) the Administrative Agent and (c) each Lender that agrees to provide all or any portion of the Incremental Term Facility being incurred pursuant thereto and in accordance with Section 2.25.

“Incremental Term Loans”: as defined in Section 2.25.

“Incremental Tranche B Term Facility”: as defined in Section 2.25(a)(iv).

“Incurred Acquisition Debt”: as defined in Section 7.2(m)(i).

“Incurrence-Based Amount”: as defined in Section 1.4(e).

“Indebtedness”: of any Person at any date, without duplication, (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person for the deferred purchase price of property or services (other than any such obligations incurred in the ordinary course of such Person’s business maturing less than one year from the creation thereof), including Contingent Purchase Price Obligations solely to the extent satisfying the definition thereof, (c) all obligations of such Person evidenced by notes, bonds (excluding surety bonds), debentures or other similar instruments (other than an operating lease, synthetic lease or similar arrangement), (d) for the purposes of Sections 7.2 and 8(e) only, all indebtedness created or arising under any conditional sale or other title retention agreement (other than an operating lease) with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) for the purposes of Sections 7.2 and 8(e) only, all Capital Lease Obligations of such Person; (f) for the purposes of Sections 7.2 and 8(e) only, all obligations of such Person, contingent or otherwise, as an account party under acceptances, surety bonds or similar arrangements (other than obligations arising out of endorsements of instruments for deposit or collection in the ordinary course of business), (g) all unpaid reimbursement obligations of such Person in respect of drawings under letters of credit and surety bonds and, for purposes of Sections 7.2 and 8(e) only, the face amount of all letters of credit issued for the account of such Person, (h) for the purposes of Sections 7.2 and 8(e) only, all Guarantee Obligations of such Person in respect of obligations of the kind referred to in clauses (a) through (g) above, (i) without limitation of the foregoing, all obligations of the kind referred to in clauses (a) through (h) above secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Lien on property (including accounts and contract rights) owned by such Person, whether or not such Person has assumed or become liable for the payment of such obligation; provided that the amount of any such obligation shall be deemed to be the lesser of the face principal amount thereof and the fair market value of the property subject to such Lien and (j) for the purposes of Sections 7.2 and 8(e) only, all obligations of such Person in respect of Hedge Agreements; provided that, for purposes of Sections 7.2 and 8(e), the amount of “Indebtedness” included with respect to any such Hedge Agreement shall be based on the net termination value thereof. Notwithstanding the foregoing, overdrafts by the Company and its Subsidiaries in the ordinary course of business in connection with cash management (and not working capital) and trade letter of credit with a maturity of less than 180 days issued in the ordinary course of business shall not constitute Indebtedness. For the avoidance of doubt, no revenue guarantee provided by the Company or any of its Subsidiaries to any publisher or advertiser shall constitute Indebtedness.

“Indemnitee”: as defined in Section 10.5.

“Ineligible Institution”: as defined in Section 10.6(b).

“Information”: as defined in Section 4.18(a).

“Initial Term Lender”: any Lender with an Initial Term Loan Commitment or an outstanding Initial Term Loan.

“Initial Term Loan Commitment”: with respect to each Tranche B Term Lender, the commitment of such Tranche B Term Lender to make Initial Term Loans hereunder in an aggregate amount not to exceed the amount set forth under the heading “Tranche B Term Loan” opposite such Tranche B Term Lender’s name on Schedule 1.1A, as the same may be (a) reduced from time to time pursuant to Section 2.9 or Section 2.22 and (b) reduced or increased from time to time pursuant to (x) assignments by or to such Term Lender pursuant to Section 10.6 or (y) an Additional Term Loan Commitment.

“Initial Term Loans”: the term loans made by the Initial Term Lenders to the Borrower pursuant to Section 2.1.

“Inside Maturity Basket”: with respect to any Indebtedness in the form of a revolving credit facility incurred in reliance on the Inside Maturity Basket, an aggregate amount of such Indebtedness at any time outstanding not exceeding $100,000,000.

“Insolvency”: with respect to any Multiemployer Plan, the condition that such Plan is insolvent within the meaning of Section 4245 of ERISA.

“Insolvent”: pertaining to a condition of Insolvency.

“Intellectual Property”: all rights, priorities and privileges, whether arising under United States, multinational or foreign laws or otherwise, relating to copyrights, patents, trademarks, technology, know-how and processes and other intellectual property, and all rights to sue at law or in equity for any infringement or other impairment thereof, including the right to receive all proceeds and damages therefrom.

“Interest Coverage Ratio”: as of any date of determination, the ratio for the most recently ended Test Period of (a) Consolidated EBITDA for such Test Period to (b) Consolidated Interest Expense for such Test Period; provided that, for purposes of calculating the Interest Coverage Ratio for any period ending prior to the first anniversary of the Closing Date, Consolidated Interest Expense shall be an amount equal to actual Consolidated Interest Expense from the Closing Date through the date of determination multiplied by a fraction the numerator of which is 365 and the denominator of which is the number of days from the Closing Date through the date of determination.

“Interest Payment Date”: (a) as to any ABR Loan (other than a Swingline Loan), the last day of each March, June, September and December, (b) as to any LIBO Rate Loan having an Interest Period of three months or less, the last day of such Interest Period, (c) as to any LIBO Rate Loan having an Interest Period longer than three months, each day that is three months, or a whole multiple thereof, after the first day of such Interest Period and the last day of such Interest Period and (d) as to any Loan, the date of any repayment or prepayment made in respect thereof.

“Interest Period”: as to any LIBO Rate Loan (i) initially, the period commencing on the borrowing or conversion date, as the case may be, with respect to such LIBO Rate Loan and ending one, three or six months thereafter (in each case, subject to the availability for the Benchmark applicable to the relevant Loan), as selected by the Borrower in its notice of borrowing or notice of conversion, as the case may be, given with respect thereto, or any other period agreed upon between the Borrower and the Lenders; (ii) thereafter, each period commencing on the last day of the next preceding Interest Period applicable to such LIBO Rate Loan and ending one, three or six months thereafter, as selected by the Borrower by irrevocable notice to the Administrative Agent not later than 11:00 a.m., New York City time, three Business Days prior to the last day of the then current Interest Period with respect thereto; provided that all of the foregoing provisions relating to Interest Periods are subject to the following:

(a)          if any Interest Period would otherwise end on a day that is not a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless the result of such extension would be to carry such Interest Period into another calendar month in which event such Interest Period shall end on the immediately preceding Business Day;

(b)           the Borrower may not select an Interest Period under the Tranche B Term Facility that would extend beyond the Tranche B Final Maturity Date;

(c)          any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of a calendar month unless such Interest Period has a duration of less than one month;

(d)           the Borrower shall select Interest Periods so as not to require a payment or prepayment of any LIBO Rate Loan during an Interest Period for such Loan; and

(e)           no tenor that has been removed from this definition pursuant to Section 2.16(f) shall be available.

“Interpolated Rate”: at any time, with respect to any LIBO Rate Loan for any Interest Period, the rate per annum (rounded to the same number of decimal places as the LIBO Screen Rate) determined by the Administrative Agent (which determination shall be conclusive and binding absent manifest error) to be equal to the rate that results from interpolating on a linear basis between: (a) the LIBO Screen Rate for the longest period (for which that LIBO Screen Rate is available) that is shorter than the Impacted Interest Period and (b) the LIBO Screen Rate for the shortest period (for which that LIBO Screen Rate is available) that exceeds the Impacted Interest Period, in each case, at such time; provided that if any Interpolated Rate shall be less than zero, such rate shall be deemed to be zero for purposes of this Agreement.

“Investments”: as defined in Section 7.7.

“IP Rights”: the Borrower and each of its Subsidiaries owns or otherwise has a license or right to use all material Patents, Trademarks, Copyrights, and other intellectual property rights.

“IPO”: any transaction or series of related transactions that results in any of the common Capital Stock of the Company (or, to the extent applicable, the Holding Company) or the Borrower being publicly traded on any U.S. national securities exchange or over the counter market or any analogous exchange or any recognized securities exchange in Canada, the United Kingdom, any country in the European Union or Israel.

“ISDA Definitions”: the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time by the International Swaps and Derivatives Association, Inc. or such successor thereto.

“Israeli Security Agreement”: collectively, (a) the Share Pledge Agreement dated as of the Closing Date executed and delivered by the Company and the Borrower pursuant to this Agreement, a copy of which is attached hereto as Exhibit A-3, as the same may be amended, supplemented or otherwise modified from time to time, (b) the Floating Charge Debenture dated as of the Closing Date executed and delivered by the Company pursuant to this Agreement, a copy of which is attached hereto as Exhibit A-4, as the same may be amended, supplemented or otherwise modified from time to time and (c) the Intellectual Property Rights Fixed Charge Debenture dated as of the Closing Date executed and delivered by the Company pursuant to this Agreement, a copy of which is attached hereto as Exhibit A-5, as the same may be amended, supplemented or otherwise modified from time to time.

“Joint Venture”: any Person in which the Company and/or its Subsidiaries hold less than a majority of the Capital Stock, and which does not constitute a Subsidiary of the Company, whether direct or indirect.

“JPMCB”: JPMorgan Chase Bank, N.A.

“Judgment Currency”: as defined in Section 10.20(b).

“Junior Lien Intercreditor Agreement”: an intercreditor agreement in a form reasonably acceptable to the Administrative Agent and the Company among the Loan Parties from time to time party thereto, the Administrative Agent and an Other Debt Representative for the holders of Indebtedness that is permitted under Sections 7.2 and 7.3 to be, and is intended to be, secured by a Lien on the Collateral that is junior to the Liens securing the Obligations.

“Knowledge” or to the “Knowledge”: of any Loan Party or any Subsidiaries of any Loan Party, the actual knowledge, after reasonable good faith investigation, of a Responsible Officer of such Loan Party or such Subsidiary.

“Latest Maturity Date”: at any date of determination, the latest maturity or expiration date applicable to any Loan or Commitment hereunder at such time, including the latest maturity or expiration date of any Term Loan.

“Lender Affiliate”: (a) with respect to any Lender (i) an Affiliate of such Lender or (ii) any entity (whether a corporation, partnership, trust or otherwise) that is engaged in making, purchasing, holding or otherwise investing in bank loans and similar extensions of credit in the ordinary course of its business and is administered or managed by such Lender or an Affiliate of such Lender and (b) with respect to any Lender that is a fund which invests in bank loans and similar extensions of credit, any other fund that invests in bank loans and similar extensions of credit and is managed by the same investment advisor as such Lender or by an Affiliate of such investment advisor.

“Lender Cash Management Obligations”: Cash Management Obligations owed to any Person who is, or was, the Administrative Agent or a Lender (or any Affiliate of the Administrative Agent or any Lender) (x) at the time the agreement governing such Cash Management Obligations was entered into, with respect to any Cash Management Obligations arising from any agreement entered into after the Closing Date or (y) as of the Closing Date, with respect to any Cash Management Obligations arising from any agreement existing on the Closing Date, in each case of clauses (x) and (y), regardless of whether such Person subsequently ceases to be the Administrative Agent or a Lender or an Affiliate of the Administrative Agent or a Lender (each such Person, a “Lender Cash Management Counterparty”).

“Lender Hedge Agreements”: as defined in the Guarantee Agreement.

“Lenders”: as defined in the preamble hereto.

“LIBO Rate”: with respect to any LIBO Rate Borrowing for any Interest Period, the LIBO Screen Rate at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period; provided that if the LIBO Screen Rate shall not be available at such time for such Interest Period (an “Impacted Interest Period”) then the LIBO Rate shall be the LIBO Interpolated Rate.

“LIBO Rate Loans”: Loans the rate of interest applicable to which is based upon the LIBO Rate.

“LIBO Screen Rate” means, for any day and time, with respect to any LIBO Rate Borrowing for any Interest Period, the London interbank offered rate as administered by ICE Benchmark Administration (or any other Person that takes over the administration of such rate) for a period equal in length to such Interest Period as displayed on such day and time on pages LIBOR01 or LIBOR02 of the Reuters screen that displays such rate (or, in the event such rate does not appear on a Reuters page or screen, on any successor or substitute page on such screen that displays such rate, or on the appropriate page of such other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion) provided that if the LIBO Screen Rate as so determined would be less than 0.50%, such rate shall be deemed to be 0.50% for the purposes of this Agreement.

“Lien”: any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge or other security interest or any preference, priority or other security agreement (including any conditional sale or other title retention agreement and any capital lease having substantially the same economic effect as any of the foregoing).

“Limited Condition Transaction”: as defined in Section 1.4(d).

“Limited Conditionality Provision”: shall have the meaning assigned to such term in Section 5.2.

“Loan”: any loan made by any Lender pursuant to this Agreement.

“Loan Documents”: this Agreement, the Guarantee Agreement, the Security Documents and the Notes, as the same may be amended, modified or supplemented from time to time.

“Loan Parties”: the Company, the Borrower and each other Subsidiary of the Company that is a party to a Loan Document. For the avoidance of doubt, the Loan Parties as of the Closing Date are set forth on Schedule 1.1C hereto.

“Local Time”: New York City time.

“Long-Term Indebtedness”: any Indebtedness that, in accordance with GAAP, constitutes (or, when incurred, constituted) a long-term liability; provided that revolving indebtedness shall not constitute Long-Term Indebtedness.

“Majority Facility Lenders”: with respect to any Facility, the holders (other than Defaulting Lenders) of more than 50% of the aggregate unpaid principal amount of the Loans outstanding under such Facility (excluding Loans held by Defaulting Lenders) or in the case of the Tranche B Term Facility, prior to the Closing Date, the holders (other than Defaulting Lenders) of more than 50% of the Total Tranche B Term Commitments (excluding Tranche B Term Commitments of Defaulting Lenders); provided that the “Majority Facility Lenders” shall not be fewer than two Lenders and, for purposes of this proviso, a Lender and its Affiliates shall be deemed to constitute one Lender.

“Material Acquisition”: any permitted acquisition or other similar Investment (including any Investment in a Similar Business and including any transaction in the form of a business combination) the aggregate consideration for which exceeds the lesser of $44,000,000 and 25% of Consolidated EBITDA for the most recently ended Test Period.

“Material Adverse Effect”: a material adverse effect on (a) the business, property, operations or financial condition of the Company and its Subsidiaries taken as a whole, (b) the ability of the Loan Parties, taken as a whole, to perform their payment obligations under the Loan Documents or (c) the rights of or benefits available to the Lenders, taken as a whole, under this Agreement or any other Loan Document.

“Material Disposition”: any Disposition not prohibited hereunder the aggregate consideration for which exceeds the lesser of $44,000,000 and 25% of Consolidated EBITDA for the most recently ended Test Period.

“Materials of Environmental Concern”: any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products or any hazardous or toxic substances, materials or wastes, in each case that are defined or regulated as such in or under any Requirement of Law relating to the environment, including asbestos, polychlorinated biphenyls and urea-formaldehyde insulation.

“Maximum Rate”: as defined in Section 10.18.

“Moody’s”: as defined in the definition of “Cash Equivalents”.

“Mortgaged Properties”: the real properties subject to the Mortgages designated in part (a) of Schedule 1.1B and any other real properties required to be mortgaged pursuant to Section 6.9; provided that Mortgaged Properties shall not include any leased real property.

“Mortgages”: each mortgage, deed of trust, deed to secure debt, trust deed or any other security document entered into by the owner of a Mortgaged Property in favor of the Administrative Agent for the benefit of the Administrative Agent and the Lenders creating a lien on such Mortgaged Property in such form as reasonably agreed between the Company and the Administrative Agent, as the same may be amended, supplemented or otherwise modified from time to time; provided, however, in the event any Mortgaged Property is located in a jurisdiction which imposes mortgage recording taxes or similar fees, the applicable Mortgage shall not secure an amount in excess of 100% of the fair market value of such Mortgaged Property.

“Multiemployer Plan”: a Plan that is a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

“Net Cash Proceeds”: (a) in connection with any Asset Sale or any Recovery Event, the proceeds thereof in the form of cash and Cash Equivalents (including any such proceeds received by way of deferred payment of principal pursuant to a note or installment receivable or purchase price adjustment receivable or otherwise, but only as and when received), net of attorneys’ fees, accountants’ fees, investment banking fees, amounts required to be applied to the repayment of Indebtedness secured by a Lien expressly permitted hereunder on any asset that is the subject of such Asset Sale or Recovery Event, as applicable (other than any Lien pursuant to a Security Document and other than (i) any Incremental Equivalent Debt, (ii) Credit Agreement Refinancing Indebtedness, (iii) Ratio Debt, (iv) Incurred Acquisition Debt or (v) any other Indebtedness outstanding at such time that, in each case, is secured by a Lien on the Collateral that is pari passu (but without regard to the control of remedies) with the Liens securing the Obligations) and other fees and expenses actually incurred in connection therewith and net of taxes paid or reasonably estimated to be payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements) and (b) in connection with any issuance or sale of Capital Stock or any incurrence of Indebtedness, the cash proceeds received from such issuance or incurrence, net of attorneys’ fees, investment banking fees, accountants’ fees, underwriting discounts and commissions and other fees and expenses actually incurred in connection therewith.

“Net Working Capital”: at any date of determination, (a) the consolidated current assets of the Company and its consolidated Subsidiaries as of such date (excluding cash and Cash Equivalents) minus (b) the consolidated current liabilities of the Company and its consolidated Subsidiaries as of such date (excluding current liabilities in respect of Indebtedness). Net Working Capital at any date may be a positive or negative number. Net Working Capital increases when it becomes more positive or less negative and decreases when it becomes less positive or more negative.

“Netted Cash”: at any date of determination, the aggregate amount of all unrestricted cash and Cash Equivalents of the Company and its Subsidiaries as of such date.

“New York Process Agent”: as defined in Section 10.12(b).

“Non-Consenting Lender”: as defined in Section 2.22.

“Non-Excluded Taxes”: Taxes imposed on or with respect to any payment made by or on account of any obligation of the Borrower under any Loan Document, other than Taxes that are (i) Taxes imposed on or measured by net income (however denominated), franchise taxes, and branch profits taxes (A) imposed as a result of the Administrative Agent or any Lender being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (B) imposed on the Administrative Agent or any Lender as a result of a present or former connection between the Administrative Agent or such Lender and the jurisdiction of the Governmental Authority imposing such Tax or any political subdivision or taxing authority thereof or therein (other than any such connection arising solely from the Administrative Agent or such Lender having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to, or enforced this Agreement or any Loan Document), (ii) attributable to a Lender’s failure to comply with the requirements of paragraph (e) or (f) of Section 2.19, (iii) withholding taxes imposed on amounts payable to or for the account of a Lender with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect on the date on which such Lender becomes a party to this Agreement or changes its lending office, except to the extent that, pursuant to Section 2.19, amounts with respect to such Taxes were payable either to such Lender’s assignor (if any) immediately before such Lender acquired such interest or to such Lender immediately before it changed its lending office or (iv) any withholding Taxes imposed pursuant to FATCA.

“Non-Finance Lease Obligation”: with respect to any Person, a lease obligation of such Person that is not an obligation in respect of a Finance Lease. A straight-line or operating lease shall be considered a Non-Finance Lease Obligation.

“Non-U.S. Lender”: as defined in Section 2.19(f)(ii).

“Notes”: the collective reference to any promissory note evidencing Loans.

“NYFRB”: the Federal Reserve Bank of New York.

“NYFRB Rate”: for any day, the greater of (a) the Federal Funds Effective Rate in effect on such day and (b) the Overnight Bank Funding Rate in effect on such day (or for any day that is not a Business Day, for the immediately preceding Business Day); provided that if none of such rates are published for any day that is a Business Day, the term “NYFRB Rate” means the rate for a federal funds transaction quoted at 11:00 a.m., New York City time, on such day received by the Administrative Agent from a Federal funds broker of recognized standing selected by it; provided, further, that if any of the aforesaid rates as so determined shall be less than zero, such rate shall be deemed to be zero for purposes of this Agreement.

“NYFRB’s Website”: the website of the NYFRB at http://www.newyorkfed.org, or any successor source.

“Obligations”: the unpaid principal of and interest on (including interest accruing after the maturity of the Loans and interest accruing after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to the Company, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding) the Loans and all other obligations and liabilities of the Company to the Administrative Agent or to any Lender (or, in the case of Lender Hedge Agreements or Lender Cash Management Obligations, any Affiliate of the Administrative Agent or any Lender), whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, this Agreement, any other Loan Document (including, for the avoidance of doubt, any guarantee of Lender Cash Management Obligations and Lender Hedge Agreements in each case arising under the Guarantee Agreement), Lender Cash Management Obligations, Lender Hedge Agreements or any other document made, delivered or given in connection herewith or therewith, whether on account of principal, interest, reimbursement obligations, fees, indemnities, costs, expenses (including all fees, charges and disbursements of counsel to the Administrative Agent or to any Lender that are required to be paid by the Company pursuant hereto) or otherwise.

“Other Applicable Asset Sale Indebtedness”: as defined in Section 2.11(b).

“Other Benchmark Rate Election”: with respect to any Loan, if the then-current Benchmark is the LIBO Rate, the occurrence of:

(a) a request by the Borrower to the Administrative Agent to notify each of the other parties hereto that, at the determination of the Borrower, Dollar-denominated syndicated credit facilities at such time contain (as a result of amendment or as originally executed), in lieu of a LIBOR-based rate, a term benchmark rate as a benchmark rate, and

(b) the Administrative Agent, in its sole discretion, and the Borrower jointly elect to trigger a fallback from the LIBO Rate and the provision, as applicable, by the Administrative Agent of written notice of such election to the Borrower and the Lenders.

“Other Debt Representative”: with respect to any series of Indebtedness permitted to be incurred and secured by a Lien on the Collateral that is pari passu (but without regard to the control of remedies) with or junior to the Lien securing the Obligations, the trustee, administrative agent, collateral agent, security agent or similar agent under the indenture or agreement pursuant to which such Indebtedness is issued, incurred or otherwise obtained, as the case may be, and each of their successors in such capacities.

“Other Taxes”: all present or future stamp, court or documentary, intangible, recording, filing or any other similar Taxes that arise from any payment made under, from the execution, delivery or enforcement of, from the receipt or perfection of a security interest under, or otherwise with respect to, this Agreement or any other Loan Document, except any such Taxes imposed with respect to an assignment.

“Overnight Bank Funding Rate”: for any day, the rate comprised of both overnight federal funds and overnight eurodollar borrowings in U.S. Dollars by U.S.-managed banking offices of depository institutions, as such composite rate shall be determined by the NYFRB as set forth on the NYFRB’s Website from time to time, and published on the next succeeding Business Day by the NYFRB as an overnight bank funding rate.

“Participant”: as defined in Section 10.6(b).

“Participant Register”: as defined in Section 10.6(b).

“Participating Member State”: each state so described in any EMU legislation.

“Patriot Act”: the USA PATRIOT Act, Title III of Pub. L. 107-56, signed into law on October 26, 2001 or any subsequent legislation that amends, supplements or supersedes such Act.

“PBGC”: the Pension Benefit Guaranty Corporation established pursuant to Subtitle A of Title IV of ERISA (or any successor).

“Permitted First Priority Refinancing Debt”: any Permitted First Priority Refinancing Notes and any Permitted First Priority Refinancing Loans.

“Permitted First Priority Refinancing Loans”: any Credit Agreement Refinancing Indebtedness in the form of secured loans incurred by the Company and/or the Subsidiary Guarantors in the form of one or more tranches of loans under this Agreement; provided that (i) such Indebtedness is secured by a Lien on the Collateral that is pari passu (but without regard to the control of remedies) with the Liens securing the Obligations and (ii) such Indebtedness meets the Permitted Other Debt Conditions.

“Permitted First Priority Refinancing Notes”: any Credit Agreement Refinancing Indebtedness in the form of secured Indebtedness (including any Registered Equivalent Notes) incurred by the Company and/or the Subsidiary Guarantors in the form of one or more series of senior secured notes (whether issued in a public offering, Rule 144A, private placement or otherwise) or loans not under this Agreement; provided that (i) such Indebtedness is secured by a Lien on the Collateral that is pari passu (but without regard to the control of remedies) with the Liens securing the Obligations, (ii) such Indebtedness meets the Permitted Other Debt Conditions and (iii) an Other Debt Representative acting on behalf of the holders of such Indebtedness shall have become party to a First Lien Intercreditor Agreement and, if required thereby, any other Applicable Intercreditor Agreement then in effect. Permitted First Priority Refinancing Notes will include any Registered Equivalent Notes issued in exchange therefor.

“Permitted Junior Lien Refinancing Debt”: Credit Agreement Refinancing Indebtedness constituting secured Indebtedness (including any Registered Equivalent Notes) incurred by the Company and/or the Subsidiary Guarantors in the form of one or more series of junior lien secured notes or junior lien secured loans; provided that (i) such Indebtedness is secured by a Lien on the Collateral that is junior to the Liens securing the Obligations, (ii) such Indebtedness meets the Permitted Other Debt Conditions and (iii) an Other Debt Representative acting on behalf of the holders of such Indebtedness shall have become party to the Junior Lien Intercreditor Agreement as a “Junior Priority Representative” (or similar term, in each case, to be defined in the Junior Lien Intercreditor Agreement). Permitted Junior Lien Refinancing Debt will include any Registered Equivalent Notes issued in exchange therefor.

“Permitted Other Debt Conditions”: with respect to any Indebtedness, that such applicable Indebtedness (i) is issued, incurred or otherwise obtained (including by means of the extension or renewal of existing Indebtedness) in exchange for, or to extend, renew, replace, repurchase, retire or refinance, in whole or part, existing Term Loans or any then-existing Credit Agreement Refinancing Indebtedness (“Refinanced Debt”), (ii) has a maturity no earlier than, and a Weighted Average Life to Maturity equal to or greater than the applicable Refinanced Debt; provided, that the foregoing limitation shall not apply to a customary bridge facility which, subject to customary conditions, automatically convert into long-term debt satisfying the requirements of this clause (ii) or to Indebtedness in the form of a revolving credit facility that is incurred in reliance on the Inside Maturity Basket, (iii) is not at any time guaranteed by any Subsidiaries other than Subsidiaries that are Guarantors, and (iv) is not secured by any property or assets of the Company or any Subsidiaries other than the Collateral.

“Permitted Payee”: any future, current or former director, officer, member of management, manager, employee, independent contractor or consultant (or any Affiliate, immediate family member or transferee of any of the foregoing) of the Company (or any Subsidiary).

“Permitted Receivables Financing”: (a) any sale by the Company or a Subsidiary of accounts receivable and related assets to a Finance Subsidiary intended to be (and which shall be treated for the purposes hereof as) a true sale transaction with customary limited recourse based upon the collectability of the receivables sold and the corresponding sale or pledge of such accounts receivable and related assets (or an interest therein) by the Finance Subsidiary, in each case without any guarantee of the collectability of such accounts receivable by the Company or any other Subsidiary thereof (other than by such Finance Subsidiary) and (b) (i) any sale by the Company or a Subsidiary of accounts receivable and related assets under a factoring agreement that is intended to be (and which shall be treated for the purposes hereof as) a true sale transaction with customary limited recourse based upon collectability of the receivables sold, without any guarantee by the Company and any other Subsidiary thereof of the collectability of such accounts receivable and (ii) any sale or financing by any Foreign Subsidiary to or with local buyers or lenders of accounts receivable and related assets in the ordinary course of business, in each case without any guarantee by the Company or any Domestic Subsidiary. In addition to accounts receivables and their proceeds, the related assets transferred in a Permitted Receivables Financing may include (A) any collateral for transferred receivables (other than any interest in goods the sale of which gave rise to such receivables) and any agreements supporting or securing payment of transferred receivables, (B) any service contracts or other agreements associated with such receivables and records relating to such receivables, (C) any bank account or lock box maintained primarily for the purpose of receiving collections of transferred receivables and (D) proceeds of all of the foregoing.

“Permitted Refinancing”: with respect to any Person, any modification, refinancing, refunding, renewal, replacement or extension (collectively, a “Refinancing” and the Indebtedness being so Refinanced, the “Refinanced Indebtedness”) of any Indebtedness of such Person; provided that (a) the principal amount (or accreted value, if applicable) thereof does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so modified, refinanced, refunded, renewed, replaced or extended except by an amount equal to (x) unpaid accrued interest, penalties and premiums (including tender, prepayment or repayment premiums) thereon plus underwriting discounts and other customary fees, commissions and expenses (including upfront fees, original issue discount or initial yield payment) incurred in connection with such modification, refinancing, refunding, renewal, replacement or extension, (y) any existing commitments unutilized thereunder and (z) additional amounts permitted to be incurred under Section 7.2 and, to the extent secured by a Lien, Section 7.3 (and, in each case, the applicable clause of Section 7.2 and Section 7.3 shall be deemed to be utilized by the amount so incurred), (b) other than with respect to a Permitted Refinancing in respect of Indebtedness permitted pursuant to Section 7.2(d), such modification, refinancing, refunding, renewal, replacement or extension has a maturity no earlier than, and a Weighted Average Life to Maturity equal to or greater than the Indebtedness being modified, refinanced, refunded, renewed, replaced or extended, (c) if such Refinanced Indebtedness is subordinated in right of payment to the Obligations, such modification, refinancing, refunding, renewal, replacement or extension is subordinated in right of payment to the Obligations on terms at least as favorable to the Lenders as those contained in the documentation governing the Refinanced Indebtedness, (d) such modification, refinancing, refunding, renewal, replacement or extension has no different obligors, or greater guarantees or security than the Refinanced Indebtedness (provided that (i) Indebtedness of any Loan Party may be Refinanced to add or substitute as an obligor another Loan Party and (ii) any Indebtedness of any Subsidiary that is not a Loan Party may be Refinanced to add or substitute as an obligor another Subsidiary that is not a Loan Party, in each case to the extent then permitted under Section 7.2) and (d) if the Indebtedness being modified, refinanced, refunded, renewed, replaced or extended was subject to an Applicable Intercreditor Agreement, the holders of such modified, refinanced, refunded, renewed, replaced or extended Indebtedness (if such Indebtedness is secured) or their representative on their behalf shall become party to the Applicable Intercreditor Agreement(s).

“Permitted Sale/Leasebacks”: as defined in Section 7.9.

“Permitted Unsecured Refinancing Debt”: Credit Agreement Refinancing Indebtedness in the form of unsecured Indebtedness (including any Registered Equivalent Notes) incurred by the Company and/or the Subsidiary Guarantors in the form of one or more series of unsecured notes or loans; provided that such Indebtedness meets the Permitted Other Debt Conditions (to the extent applicable thereto). Permitted Unsecured Refinancing Debt will include any Registered Equivalent Notes issued in exchange therefor.

“Person”: an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Authority or other entity of whatever nature.

“Plan”: at a particular time, any “employee benefit plan” (as defined by Section 3(3) of ERISA) that is subject to Title IV of ERISA and in respect of which the Company or a Commonly Controlled Entity is (or, if such plan were terminated at such time, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“Plan Asset Regulations”: 29 CFR § 2510.3-101, as modified by Section 3(42) of ERISA, as amended from time to time.

“Pledged Stock”: collectively, “Pledged Stock”, as defined in the Collateral Agreement and “Shares”, as defined in the Israeli Security Agreement.

“Prime Rate”: the rate of interest last quoted by The Wall Street Journal as the “Prime Rate” in the U.S. or, if The Wall Street Journal ceases to quote such rate, the highest per annum interest rate published by the Federal Reserve Board in Federal Reserve Statistical Release H.15 (519) (Selected Interest Rates) as the “bank prime loan” rate or, if such rate is no longer quoted therein, any similar rate quoted therein (as determined by the Administrative Agent) or any similar release by the Federal Reserve Board (as determined by the Administrative Agent). Each change in the Prime Rate shall be effective from and including the date such change is publicly announced or quoted as being effective.

“Pro Forma Basis” or “pro forma effect”: with respect to any determination of the Total Net Leverage Ratio, the First Lien Net Leverage Ratio, the Senior Secured Net Leverage Ratio, Consolidated EBITDA, Consolidated Net Income or Interest Coverage Ratio (including component definitions thereof), that each Specified Transaction shall be deemed to have occurred as of the first day of the applicable Test Period with respect to any test or covenant for which such calculation is being made and that:

(a)           (i) in the case of (A) any Disposition of all or substantially all of the Capital Stock of any Subsidiary or any division and/or product line of the Company or any Subsidiary or (B) any designation of a Subsidiary as an Unrestricted Subsidiary, income statement items (whether positive or negative) attributable to the property or Person subject to such Specified Transaction, shall be excluded as of the first day of the applicable Test Period with respect to any test or covenant for which the relevant determination is being made and (ii) in the case of any permitted acquisition, Investment and/or designation of an Unrestricted Subsidiary as a Subsidiary described in the definition of the term “Specified Transaction”, income statement items (whether positive or negative) attributable to the property or Person subject to such Specified Transaction shall be included as of the first day of the applicable Test Period with respect to any test or covenant for which the relevant determination is being made; provided that any pro forma adjustment may be applied to any such test or covenant solely to the extent that such adjustment is consistent with, subject to the limitations set forth in and without duplication with respect to the application of, the definition of “Consolidated EBITDA”,

(b)          any Expected Cost Savings shall be calculated on a Pro Forma Basis as though such Expected Cost Savings had been realized on the first day of the applicable Test Period and as if such Expected Cost Savings were realized in full during the entirety of such period; provided that any pro forma adjustment may be applied to any such test or covenant solely to the extent that such adjustment is consistent with, subject to the limitations set forth in and without duplication with respect to the application of, the definition of “Consolidated EBITDA”,

(c)           any retirement or repayment of Indebtedness (other than normal fluctuations in revolving Indebtedness incurred for working capital purposes) shall be deemed to have occurred as of the first day of the applicable Test Period with respect to any test or covenant for which the relevant determination is being made, and

(d)           any Indebtedness incurred by the Company or any of its Subsidiaries in connection therewith shall be deemed to have occurred as of the first day of the applicable Test Period with respect to any test or covenant for which the relevant determination is being made; provided that (x) if such Indebtedness has a floating or formula rate, such Indebtedness shall have an implied rate of interest for the applicable Test Period for purposes of this definition determined by utilizing the rate that is or would be in effect with respect to such Indebtedness at the relevant date of determination (taking into account any interest hedging arrangements applicable to such Indebtedness), (y) interest on any obligation with respect to any capital lease shall be deemed to accrue at an interest rate determined by a Responsible Officer of the Company in good faith to be the rate of interest implicit in such obligation in accordance with GAAP and (z) interest on any Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a LIBO Rate Loan interbank offered rate or other rate shall be determined to have been based upon the rate actually chosen, or if none, then based upon such optional rate chosen by the Company.

Notwithstanding anything to the contrary set forth in the immediately preceding paragraph, for the avoidance of doubt, when calculating the Total Net Leverage Ratio and the Senior Secured Net Leverage Ratio for purposes of the definitions of “Applicable Margin”, “Applicable Asset Sale Prepayment Percentage” and “Applicable ECF Prepayment Percentage”, the events described in the immediately preceding paragraph that occurred subsequent to the end of the applicable Test Period shall not be given pro forma effect.

“Proceeding”: as defined in Section 10.5.

“Projections”: the financial projections for the Company and its Subsidiaries delivered to the Arrangers on June 1, 2021.

“Properties”: as defined in Section 4.17(a).

“PTE”: a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

“QFC”: as assigned to the term “qualified financial contract” in, and which shall be interpreted in accordance with, 12 U.S.C. § 5390(c)(8)(D).

“QFC Credit Support”: as defined in Section 10.23.

“Qualified Capital Stock”: Capital Stock of the Company in respect of which no scheduled, mandatory or required payments are due (other than payments in kind) prior to the Latest Maturity Date.

“Qualifying IPO”: any transaction or series of related transactions that results in any of the common Capital Stock of the Company being publicly traded on any U.S. national securities exchange or over the counter market.

“Ratio Based Amount”: as defined in the definition of “Incremental Cap”.

“Ratio Debt”: as defined in Section 7.2(i)(i).

“Reclassifiable Item”: as defined in Section 1.4(a).

“Recovery Event”: any settlement of or payment in respect of any property or casualty insurance claim or any condemnation proceeding relating to any asset of the Company or any of its Subsidiaries.

“Reference Time” with respect to any setting of the then-current Benchmark means (1) if such Benchmark is LIBO Rate, 11:00 a.m. (London time) on the day that is two London banking days preceding the date of such setting, and (2) if such Benchmark is not LIBO Rate, the time determined by the Administrative Agent in its reasonable discretion.

“Refinanced Debt”: as defined in the definition of “Permitted Other Debt Conditions”.

“Refinanced Indebtedness”: as defined in the definition of “Permitted Refinancing”.

“Refinancing Series”: Refinancing Term Loans or Refinancing Term Commitments that are established pursuant to the same Refinancing Term Amendment (or any subsequent Refinancing Term Amendment to the extent such Refinancing Term Amendment expressly provides that the Refinancing Term Loans or Refinancing Term Commitments provided for therein are intended to be a part of any previously established Refinancing Series) and that provide for the same All-in Yield and, in the case of Refinancing Term Loans or Refinancing Term Commitments, amortization schedule.

“Refinancing Term Amendment”: an amendment to this Agreement executed by each of (a) the Company, (b) the Borrower, (c) the Administrative Agent, (d) each Additional Refinancing Lender and (e) each Lender that agrees to provide any portion of Refinancing Term Loans in accordance with Section 2.28.

“Refinancing Term Commitments”: one or more Classes of Term Commitments hereunder that are established to fund Refinancing Term Loans of the applicable Refinancing Series hereunder pursuant to a Refinancing Term Amendment.

“Refinancing Term Loans”: one or more Classes of Term Loans hereunder that result from a Refinancing Term Amendment.

“Register”: as defined in Section 10.6(d).

“Registered Equivalent Notes”: with respect to any notes originally issued in an offering pursuant to Rule 144A under the Securities Act or other private placement transaction under the Securities Act of 1933, substantially identical notes (having the same guarantees) issued in a dollar-for-dollar exchange therefor pursuant to an exchange offer registered with the SEC.

“Regulation U”: Regulation U of the Board as in effect from time to time.

“Related Parties”: with respect to any specified Person, such Person’s Affiliates and the respective directors, officers, employees, agents and advisors of such Person and such Person’s Affiliates.

“Relevant Governmental Body”: the Board or the NYFRB, or a committee officially endorsed or convened by the Board or the NYFRB, or, in each case, any successor thereto.

“Repricing Transaction”: each of (a) the optional prepayment, repayment, refinancing, substitution or replacement of all or a portion of the Initial Term Loans substantially concurrently with the incurrence by any Loan Party of any other Indebtedness having an All-in Yield that is less than the All-in Yield applicable to the Initial Term Loans so prepaid, repaid, refinanced, substituted or replaced and (b) any amendment, waiver or other modification to this Agreement that would have the effect of reducing the All-in Yield applicable to the Initial Term Loans. Any determination by the Administrative Agent of the All-in Yield for purposes of the definition shall be conclusive and binding on all Lenders, and the Administrative Agent shall have no liability to any Person with respect to such determination absent bad faith, gross negligence or willful misconduct.

“Reportable Event”: any of the events set forth in Section 4043(c) of ERISA, other than those events as to which the thirty day notice period is waived.

“Required Lenders”: at any time, the holders (other than Defaulting Lenders) of more than 50% of the aggregate unpaid principal amount of the Term Loans (excluding Term Loans held by Defaulting Lenders) then outstanding or in the case of the Tranche B Term Facility prior to the Closing Date, the holders (other than Defaulting Lenders) of more than 50% of the Total Tranche B Term Commitments (excluding Tranche B Term Commitments of Defaulting Lenders); provided that the “Required Lenders” shall not be fewer than two Lenders and, for purposes of this proviso, a Lender and its Affiliates shall be deemed to constitute one Lender.

“Requirement of Law”: as to any Person, any law, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

“Resolution Authority”: an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

“Responsible Officer”: the chief executive officer, president or chief financial officer of the Company or any other applicable Loan Party, but in any event, with respect to financial matters, the chief financial officer, Treasurer and Controller of the Company or such Loan Party, as the case may be.

“Restricted Debt Payments”: as defined in Section 7.13.

“Restricted Payments”: as defined in Section 7.6.

“Retained Asset Sale Proceeds”: at any date of determination, an amount determined on a cumulative basis, that is equal to all Net Cash Proceeds from any Asset Sale or Recovery Event received by the Company or any of its Subsidiaries that, pursuant to application of the Applicable Prepayment Percentage, are or were not required to be applied to prepay Term Loans pursuant to Section 2.11(b).

“Sanctioned Country”: at any time, a country, region or territory which is itself the subject or target of any Sanctions (at the time of this Agreement, Cuba, Iran, North Korea, Syria and Crimea).

“Sanctioned Person”: at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State or by the United Nations Security Council, the European Union or Her Majesty’s Treasury of the United Kingdom, the Israeli Ministry of Finance or any sanctions authority of any other jurisdiction in which any Guarantor or Foreign Subsidiary is organized, (b) any Person located, organized or resident in a Sanctioned Country or (c) any Person that is deemed to be a target of Sanctions based on the direct or indirect ownership or control of such entity by any other Sanctioned Person.

“Sanctions”: economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State or (b) the Israeli Ministry of Finance, the United Nations Security Council, the European Union or Her Majesty’s Treasury of the United Kingdom or any sanctions authority of any other jurisdiction in which any Guarantor or Foreign Subsidiary is organized.

“S&P”: as defined in the definition of “Cash Equivalents”.

“SEC”: the Securities and Exchange Commission, any successor thereto and any analogous Governmental Authority.

“Security Documents”: the collective reference to the Collateral Agreement, the Israeli Security Agreement, any Applicable Intercreditor Agreement, the Mortgages and all other security documents hereafter delivered to the Administrative Agent granting a Lien on any property of any Person to secure the obligations and liabilities of any Loan Party under any Loan Document.

“Senior Secured Net Leverage Ratio”: with respect to any date of determination, the ratio of (x) Consolidated Total Debt that is secured by a Lien on the Collateral as of such date less Netted Cash as of such date to (y) Consolidated EBITDA of the Company and its Subsidiaries for the applicable Test Period.

“Shared Incremental Amount”: as of any date of determination, (a) the greater of (x) $133,000,000 and (y) 75% of Consolidated EBITDA for the most recently ended Test Period calculated on a Pro Forma Basis minus (b) the aggregate principal amount of all Incremental Term Facilities, Incremental Equivalent Debt, Ratio Debt and/or Incurred Acquisition Debt incurred or issued in reliance on the Shared Incremental Amount outstanding on such date, in each case after giving effect to any reclassification of any such Indebtedness as having been incurred under the Ratio Based Amount or clauses (i)(i)(B) or (m)(i)(B) of Section 7.2, as applicable.

“Significant Subsidiary”: at any time any Subsidiary, which at such time would meet the definition of “significant subsidiary” in Regulation S-X promulgated by the SEC.

“Similar Business”: any Person the majority of the revenues of which are derived from a business that would be permitted by Section 7.12 if the references to “Subsidiaries” in Section 7.12 were deemed to refer to such Person.

“Single Employer Plan”: any Plan that is not a Multiemployer Plan.

“SOFR”: with respect to any Business Day, a rate per annum equal to the secured overnight financing rate for such Business Day published by the SOFR Administrator on the SOFR Administrator’s Website on the immediately succeeding Business Day.

“SOFR Administrator”: the NYFRB (or a successor administrator of the secured overnight financing rate).

“SOFR Administrator’s Website”: the NYFRB’s website, currently at http://www.newyorkfed.org, or any successor source for the secured overnight financing rate identified as such by the SOFR Administrator from time to time.

“Solvent”: when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “present fair saleable value” of the assets of such Person will, as of such date, exceed the amount of all “liabilities of such Person, contingent or otherwise”, as of such date, as such quoted terms are determined in accordance with applicable federal and state laws governing determinations of the insolvency of debtors, (b) the present fair saleable value of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the liability of such Person on its debts as such debts become absolute and matured, (c) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business, and (d) such Person will be able to pay its debts as they mature in the ordinary course of business.

“SPAC Merger”: the occurrence of the merger of Merger Sub with and into ION, with ION being the surviving entity of such SPAC Merger.

“SPAC Merger Agreement”: the agreement and plan of merger dated as of January 25, 2021, by and among ION Acquisition Corp. 1 Ltd., a Cayman exempted company (“ION”), and Toronto Sub Ltd., a Cayman exempted company and wholly owned subsidiary of the Company (“Merger Sub”).

“SPAC Transactions”: as a result of the SPAC Merger, and upon consummation of the SPAC Merger and the other transactions contemplated by the SPAC Merger Agreement, the occurrence of ION becoming a wholly owned subsidiary of the Company, with the security holders of ION becoming security holders of the Company and the ordinary shares no par value per share of the Company shall be approved for listing on the Nasdaq Global Market (subject only to official notice of issuance thereof and round lot holder requirements).

“Special Purpose Finance Subsidiary”: a special purpose entity organized under the laws of any state of the United States of America that is formed by the Company or any of its Subsidiaries for the purpose of incurring Indebtedness the proceeds of which will be placed in escrow, pending the use of such proceeds, to effect transactions that at the time such proceeds are released from escrow are permitted hereunder.

“Specified Acquisition Agreement Representations”: such of the representations made by or with respect to the Target (or its affiliates) in the Acquisition Agreement as are material to the interests of the Lenders, but only to the extent that the Company or an Affiliate of the Company has the right (taking into account any applicable cure provisions) to terminate its obligations under the Acquisition Agreement or to decline to consummate the Acquisition as a result of any inaccuracy of such representations and warranties in the Acquisition Agreement.

“Specified Event of Default”: any of the Events of Default described in clause (a) or (f) of Section 8.

“Specified Representations”: the representations and warranties made in Sections 4.3(a) (solely as to the valid existence of the Loan Parties) and 4.3 (b) (solely as it relates to a Loan Party), Section 4.4 (solely as it relates to a Loan Party), Section 4.5 (solely as it relates to a Loan Party), Section 4.11, Section 4.14, Section 4.19 (solely with respect to Collateral a security interest therein can be perfected by the filing of a UCC financing statement or the delivery of stock certificates evidencing Capital Stock in (x) the Domestic Subsidiaries of the Company, (y) the Borrower and (z) to the extent provided by the Target on the Closing Date after the use of commercially reasonable efforts, the Target and the Target’s Domestic Subsidiaries), Section 4.20 (on a consolidated basis as of the Closing Date after giving effect to the Transactions) and Section 4.21 (solely as it relates to compliance by the Loan Parties with the PATRIOT Act and the use of proceeds of the Tranche B Term Loan not violating Sanctions or Anti-Corruption Laws).

“Specified Transaction”: with respect to any period, any merger, Investment, Disposition, incurrence, assumption or repayment of Indebtedness (including the incurrence of Incremental Term Facilities), Restricted Payment or designation of a Subsidiary as an Unrestricted Subsidiary or of an Unrestricted Subsidiary as a Subsidiary or other event that by the terms of this Agreement requires “compliance on a Pro Forma Basis” with a test or covenant hereunder or requires such test or covenant to be calculated on a “Pro Forma Basis”.

“Statutory Reserve Rate”: a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentage (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Board to which the Administrative Agent is subject with respect to the Adjusted LIBO Rate, for eurocurrency funding (currently referred to as “Eurocurrency liabilities” in Regulation D) or any other reserve ratio or analogous requirement of any central banking or financial regulatory authority imposed in respect of the maintenance of the Commitments or the funding of the Loans. Such reserve percentage shall include those imposed pursuant to Regulation D. LIBO Rate Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under Regulation D or any comparable regulation. The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

“Subordinated Indebtedness”: of any Person, any Indebtedness of such Person that is (a) contractually subordinated in right of payment to any other Indebtedness of such Person or (b) secured by a Lien on any asset of such Person that is junior in priority to the Lien on any asset of such Person securing any other Indebtedness.

“Subsidiary”: as to any Person, a corporation, partnership, limited liability company or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise qualified (i) all references to a “Subsidiary” or to “Subsidiaries” in this Agreement shall refer to a Subsidiary or Subsidiaries of the Company, including the Borrower, and (ii) Unrestricted Subsidiaries shall be deemed not to be Subsidiaries of the Company for any and all purposes of this Agreement and the other Loan Documents.

“Subsidiary Guarantor”: each Subsidiary of the Company other than any Excluded Subsidiary.

“Subsidiary Holding Company”: as defined in Section 7.4(b).

“Supported QFC”: as defined in Section 10.23.

“Swap”: any agreement, contract, or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act.

“Swap Agreement”: any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Company or any of its Subsidiaries shall be a “Swap Agreement”.

“Swap Obligation”: with respect to any person, any obligation to pay or perform under any Swap.

“Target”: Shop Holding Corporation, a Delaware corporation.

“Target Refinancing”: the repayment, cancellation, termination and release of all indebtedness and other obligations outstanding under each of (a) that certain Amended and Restated Loan and Security Agreement, dated as of October 18, 2016 (as amended, modified or supplemented from time to time including most recently by the Seventh Amendment and Limited Release to Amended and Restated Loan and Security Agreement, dated as of May 21, 2020) by and among the Target and Connexity Audience, Inc. as borrowers, Shop Holding Corporation, as a loan party, the other loan parties from time to time party thereto, the financial institutions party thereto from time to time as lenders, and Bank of America, N.A., as agent for the lenders, and (b) that certain Term Loan Agreement, dated as of May 21, 2020 (as amended, modified or supplemented from time to time), by and among Connexity, Inc., the Target, the other guarantors party thereto, the lenders party thereto and WhiteHorse Capital Management, LLC, as administrative agent on behalf of the lenders, and in each case, the termination of all commitments, guarantees and security interests with respect thereto.

“Taxes”: all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, or other similar charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Term Lenders”: the Tranche B Term Lenders and any other Lender which holds a Term Loan.

“Term Loans”: the Tranche B Term Loans and any term loans made under an Incremental Term Facility.

“Term Loan Extension Request”: as defined in Section 2.24(a).

“Term Loan Extension Series”: as defined in Section 2.24(a).

“Term SOFR”: for the applicable Corresponding Tenor as of the applicable Reference Time, the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body.

“Term SOFR Notice”: a notification by the Administrative Agent to the Lenders and the Company of the occurrence of a Term SOFR Transition Event.

“Term SOFR Transition Event”: the determination by the Administrative Agent that (a) Term SOFR has been recommended for use by the Relevant Governmental Body, (b) the administration of Term SOFR is administratively feasible for the Administrative Agent and (c) a Benchmark Transition Event or an Early Opt-in Election, as applicable (and, for the avoidance of doubt, not in the case of an Other Benchmark Rate Election), has previously occurred resulting in a Benchmark Replacement in accordance with Section 2.16 that is not Term SOFR.

“Test Period”: for any date of determination, the most recent period of four consecutive fiscal quarters of the Company ended prior to such date of determination in respect of which financial statements have been delivered to the Administrative Agent pursuant to Section 6.1 (or, prior to the delivery of any financial statements pursuant to Section 6.1, the period of four consecutive full fiscal quarters most recently ended prior to the Closing Date).

“Total Tranche B Term Commitments”: at any time, the aggregate amount of Tranche B Term Commitments then in effect.

“Title Company”: as defined in Section 6.11(b)(i).

“Title Policy”: as defined in Section 6.11(b)(i).

“Total Net Leverage Ratio”: with respect to any date of determination, the ratio of (x) Consolidated Total Debt as of such date less Netted Cash as of such date to (y) Consolidated EBITDA of the Company and its Subsidiaries for the applicable Test Period.

“Tranche B Final Maturity Date”: the date which is the seventh (7th) anniversary of the Closing Date; provided, however, if such date is not a Business Day, the Tranche B Final Maturity Date shall be the next preceding Business Day.

“Tranche B Term Commitment”: as to any Tranche B Term Lender, the obligation of such Tranche B Term Lender to make a Tranche B Term Loan to the Borrower pursuant to Section 2.1.

“Tranche B Term Lender”: each Lender that holds a Tranche B Term Loan or a Tranche B Term Commitment.

“Tranche B Term Loan”: as defined in Section 2.1. The initial aggregate amount of the Tranche B Term Loans is $300,000,000, and on the Closing Date, each Tranche B Term Lender will hold a Tranche B Term Loan in an amount equal to the amount set forth opposite its name on Schedule 1.1A, or as may subsequently be set forth in the Register from time to time, as the same may be adjusted from time to time pursuant to this Agreement.

“Tranche B Term Percentage”: as to any Tranche B Term Lender at any time, the percentage which the aggregate principal amount of such Lender’s Tranche B Term Loan then outstanding constitutes of the aggregate principal amount of all of the Tranche B Term Loans then outstanding.

“Transactions”: the transactions contained in the recitals herein.

“Transferee”: any Assignee or Participant.

“Treaty”: the Treaty establishing the European Economic Community, being the Treaty of Rome of March 25, 1957 as amended by the Single European Act 1986 and the Maastricht Treaty (which was signed on February 7, 1992 and came into force on November 1, 1993) and as may from time to time be further amended, supplemented or otherwise modified.

“Type”, when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to the LIBO Rate, or the Alternate Base Rate.

“U.S. Dollars” or “$”: dollars in lawful currency of the United States.

“U.S. Person”: as defined in Section 2.19(f)(i).

“U.S. Special Resolution Regimes”: as defined in Section 10.23.

“UK Financial Institutions”: any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

“UK Resolution Authority”: the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

“Unadjusted Benchmark Replacement”: the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“United States” and “U.S.”: the United States of America.

“Unrestricted Subsidiary”: (a) any Subsidiary of the Company that is designated as an Unrestricted Subsidiary by the Company pursuant to Section 6.10 subsequent to the Closing Date and (b) any subsidiary of an Unrestricted Subsidiary.

“VAT”: (a) any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112) or under the laws of the State of Israel (excluding, for the avoidance of doubt, profit tax or salary tax imposed on financial institutions under Israeli value added tax law) and (b) any other tax of a similar nature, whether imposed in Israel, a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (a) above, or imposed elsewhere (excluding, for the avoidance of doubt, in each case, taxes levied in respect of the principal amount of the Loans or any interest thereon).

“Weighted Average Life to Maturity”: when applied to any Indebtedness at any date, the number of years obtained by dividing: (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by (ii) the then outstanding principal amount of such Indebtedness; provided that, for purposes of determining the Weighted Average Life to Maturity of any Indebtedness that is being extended, replaced, refunded, refinanced, renewed or defeased, the effect of any amortization or prepayment prior to the date of the applicable extension, replacement, refunding, refinancing, renewal or defeasance shall be disregarded.

“Wholly Owned Subsidiary”: as to any Person, any other Person all of the Capital Stock of which (other than directors’ qualifying shares required by law) is owned by such Person directly and/or through other Wholly Owned Subsidiaries.

“Withholding Agent”: any Loan Party and the Administrative Agent.

“Write-Down and Conversion Powers”: (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

1.2.          Other Definitional Provisions.

(a)           Unless otherwise specified therein, all terms defined in this Agreement shall have the defined meanings when used in the other Loan Documents or any certificate or other document made or delivered pursuant hereto or thereto.

(b)           As used herein and in the other Loan Documents, and any certificate or other document made or delivered pursuant hereto or thereto, (i) accounting terms relating to the Company and its Subsidiaries not defined in Section 1.1 and accounting terms partly defined in Section 1.1, to the extent not defined, shall have the respective meanings given to them under GAAP, (ii) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation,” (iii) the word “incur” shall be construed to mean incur, create, issue, assume, become liable in respect of or suffer to exist (and the words “incurred” and “incurrence” shall have correlative meanings), and (iv) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, Capital Stock, securities, revenues, accounts, leasehold interests and contract rights.

(c)           The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section, Schedule and Exhibit references are to this Agreement unless otherwise specified.

(d)           The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

(e)           Notwithstanding any other provision contained herein, all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made, without giving effect to (i) any election under Accounting Standards Codification 825-10-25 (previously referred to as Statement of Financial Accounting Standards 159) (or any other Accounting Standards Codification, International Accounting Standard or Financial Accounting Standard having a similar result or effect) to value any Indebtedness or other liabilities of the Company or any subsidiary at “fair value,” as defined therein, (ii) any treatment of Indebtedness in respect of convertible debt instruments under Accounting Standards Codification 470-20 (or any other Accounting Standards Codification, International Accounting Standard or Financial Accounting Standard having a similar result or effect) to value any such Indebtedness in a reduced or bifurcated manner as described therein, and such Indebtedness shall at all times be valued at the full stated principal amount thereof and (iii) the application of Accounting Standards Codification 480, 815, 805 and 718 (to the extent these pronouncements under Accounting Standards Codification 718 result in recording an equity award as a liability on the consolidated balance sheet of the Company and its Subsidiaries in the circumstance where, but for the application of the pronouncements, such award would have been classified as equity).

(f)           Notwithstanding anything to the contrary herein, no Default shall arise as a result of any limitation set forth in U.S. Dollars in Section 7 (or in any defined term used therein) being exceeded solely as a result of changes in currency exchange rates from the currency exchange rates applicable at the time or times the related transaction was entered into or designated as a Cash Management Obligation provided that, for purposes of determining whether a new transaction or designation complies with any such limitation set forth in U.S. Dollars in Section 7 (or in any defined term used therein), the then current currency exchange rates shall be applied to all previous transactions or designations made in reliance on such limitation.

(g)          The headings, subheadings and table of contents used herein or in any other Loan Document are solely for convenience of reference and shall not constitute a part of any such document or affect the meaning, construction or effect of any provision thereof.

(h)           Notwithstanding anything to the contrary contained in the definition of “Finance Lease”, unless the Borrower elects otherwise, all obligations of any Person that are or would have been treated as operating leases for purposes of GAAP prior to the issuance by the Financial Accounting Standards Board on February 25, 2016 of an Accounting Standards Update (the “ASU”) shall continue to be accounted for as operating leases (and not be treated as financing or Capital Lease Obligations or Indebtedness) for purposes of all financial definitions, calculations and deliverables under this Agreement or any other Loan Document (including the calculation of Consolidated Net Income) (whether or not such operating lease obligations were in effect on such date) notwithstanding the fact that such obligations are required in accordance with the ASU or any other change in accounting treatment or otherwise (on a prospective or retroactive basis or otherwise) to be treated as or to be recharacterized as financing or Capital Lease Obligations or otherwise accounted for as liabilities in financial statements.

1.3.         Currency Conversion.

(a)          If more than one currency or currency unit are at the same time recognized by the central bank of any country as the lawful currency of that country, then (i) any reference in the Loan Documents to, and any obligations arising under the Loan Documents in, the currency of that country shall be translated into or paid in the currency or currency unit of that country designated by the Administrative Agent and (ii) any translation from one currency or currency unit to another shall be at the official rate of exchange recognized by the central bank for conversion of that currency or currency unit into the other, rounded up or down by the Administrative Agent as it deems appropriate in its reasonable discretion.

(b)          If a change in any currency of a country occurs, this Agreement shall be amended (and each party hereto agrees to enter into any supplemental agreement necessary to effect any such amendment) to the extent that the Administrative Agent determines such amendment to be necessary to reflect the change in currency and to put the Lenders and the Loan Parties in the same position, so far as possible, that they would have been in if no change in currency had occurred.

1.4.          Terms Generally; Pro Forma Calculations.

(a)           For purposes of determining compliance at any time with Sections 7.2, 7.3, 7.4, 7.5, 7.6, 7.8 and 7.13, in the event that any Indebtedness, Lien, Restricted Payment, Restricted Debt Payment, Investment, Disposition and/or Affiliate transactions or portion thereof, as applicable, at any time meets the criteria of more than one of the categories of transactions or items permitted pursuant to any clause of such Sections 7.2 (other than Section 7.2(a)), 7.3 (other than Section 7.3(j)), 7.4, 7.5, 7.6 and 7.13 (each of the foregoing, a “Reclassifiable Item”), the Company, in its sole discretion, may, from time to time, divide, classify or reclassify such Reclassifiable Item (or portion thereof) under one or more clauses of each such Section and will only be required to include such Reclassifiable Item (or portion thereof) in any one category; provided that, upon delivery of any financial statements pursuant to Section 6.1 following the initial incurrence or making of any such Reclassifiable Item, if such Reclassifiable Item could, based on such financial statements, have been incurred or made in reliance on any “ratio-based” basket or exception, such Reclassifiable Item shall automatically be reclassified as having been incurred or made under the applicable provisions of such “ratio-based” basket or exception, as applicable (in each case, subject to any other applicable provision of such “ratio-based” basket or exception, as applicable). It is understood and agreed that any Indebtedness, Lien, Restricted Payment, Restricted Debt Payment, Investment, Disposition and/or Affiliate transaction need not be permitted solely by reference to one category of permitted Indebtedness, Lien, Restricted Payment, Restricted Debt Payment, Investment, Disposition and/or Affiliate transaction under Sections 7.2, 7.3, 7.4, 7.5, 7.6, 7.8 and 7.13, respectively, but may instead be permitted in part under any combination thereof or under any other available exception.

(b)           Notwithstanding anything to the contrary herein, but subject to Sections 1.4(c), (d) and (e) and the last paragraph of the definition of “Pro Forma Basis”, all financial ratios and tests (including the First Lien Net Leverage Ratio, the Senior Secured Net Leverage Ratio, the Total Net Leverage Ratio and the amount of Consolidated Net Income and Consolidated EBITDA contained in this Agreement that are calculated with respect to any applicable Test Period during which any Specified Transaction occurs) shall be calculated with respect to such applicable Test Period and such Specified Transaction on a Pro Forma Basis. Further, if since the beginning of any such applicable Test Period and on or prior to the date of any required calculation of any financial ratio or test (x) any Specified Transaction has occurred or (y) any Person that subsequently became a Subsidiary or was merged, amalgamated or consolidated with or into the Company or any of its Subsidiaries since the beginning of such applicable Test Period has consummated any Specified Transaction, then, in each case, any applicable financial ratio or test shall be calculated on a Pro Forma Basis for such applicable Test Period as if such Specified Transaction had occurred at the beginning of the applicable Test Period.

(c)           For purposes of determining the permissibility of any action, change, transaction or event that requires a calculation of any financial ratio or financial test (including any First Lien Net Leverage Ratio test, any Senior Secured Net Leverage Ratio test, any Total Net Leverage Ratio test) and/or the amount of Consolidated EBITDA or Consolidated Net Income, such financial ratio, financial test or amount shall, subject to clause (d) below, be calculated at the time such action is taken, such change is made, such transaction is consummated or such event occurs, as the case may be, and no Default or Event of Default shall be deemed to have occurred solely as a result of a change in such financial ratio, financial test or amount occurring after the time such action is taken, such change is made, such transaction is consummated or such event occurs, as the case may be.

(d)           Notwithstanding anything to the contrary herein (including in connection with any calculation made on a Pro Forma Basis), to the extent that the terms of this Agreement require (i) compliance with any financial ratio or financial test (including any First Lien Net Leverage Ratio test, any Senior Secured Net Leverage Ratio test, any Total Net Leverage Ratio test) and/or any cap expressed as a percentage of Consolidated Net Income or Consolidated EBITDA, (ii) accuracy of any representation or warranty and/or the absence of a Default or Event of Default (or any type of default or event of default) or (iii) compliance with any basket or other condition, as a condition to (A) the consummation of any acquisition, consolidation, business combination or similar Investment, the consummation of which by the Company is not conditioned on the availability of, or obtaining, third party financing, and/or (B) the redemption, repurchase, defeasance, satisfaction and discharge or repayment of Indebtedness or any Restricted Payment, in each case, requiring irrevocable notice in advance of such redemption, repurchase, satisfaction and discharge or repayment (clauses (A) and (B), collectively, a “Limited Condition Transaction”), the determination of whether the relevant condition is satisfied may be made, at the election of the Company, (A) in the case of any such acquisition, consolidation, business combination or similar Investment, at the time of (or on the basis of the most recent financial statements delivered pursuant to Section 6.1) either (x) the execution of a letter of intent or the definitive agreement with respect to such acquisition, consolidation, business combination, similar Investment (or, solely in connection with an acquisition, consolidation or business combination to which the United Kingdom City Code on Takeovers and Mergers applies, the date on which a “Rule 2.7 Announcement” of a firm intention to make an offer) or the establishment of a commitment with respect to such Indebtedness or (y) the consummation of such acquisition, consolidation, business combination or Investment and (B) in the case of any redemption, repurchase, defeasance, satisfaction and discharge or repayment of Indebtedness or Restricted Payment, in each case, at the time of (or on the basis of the most recent financial statements delivered pursuant to Section 6.1 at the time of) (x) delivery of irrevocable notice with respect to such redemption, repurchase, defeasance, satisfaction and discharge or repayment of Indebtedness or Restricted Payment or (y) the redemption, repurchase, defeasance, satisfaction and discharge or repayment of such Indebtedness or Restricted Payment, in each case, after giving effect on a Pro Forma Basis to the relevant acquisition, consolidation, business combination or similar Investment and/or Restricted Debt Payment, incurrence of Indebtedness or other transaction (including the intended use of proceeds of any Indebtedness to be incurred in connection therewith) and any other acquisition, consolidation, business combination or similar Investment, redemption, repurchase, defeasance, satisfaction and discharge or repayment of Indebtedness, incurrence of Indebtedness or other transaction that has not been consummated but with respect to which the Company has elected to test any applicable condition prior to the date of consummation in accordance with this Section 1.4(d), and no Default or Event of Default shall be deemed to have occurred solely as a result of an adverse change in such test or condition occurring after the time such election is made (but any subsequent improvement in the applicable ratio, test or amount may be utilized by the Company or any Subsidiary). For the avoidance of doubt, if the Company shall have elected the option set forth in clause (x) of any of the preceding clauses (1) or (2) in respect of any transaction, then (i) the Company shall be permitted to consummate such transaction even if any applicable test or condition shall cease to be satisfied subsequent to the Company’s election of such option and (ii) any further determination with respect to incurrence tests prior to the earlier of the consummation of such Limited Condition Transaction and the termination of such Limited Condition Transaction will require the Company to comply with such tests on a Pro Forma Basis assuming the applicable Limited Condition Transaction has been consummated and the applicable acquisition debt has been incurred. The provisions of this paragraph (d) shall also apply in respect of the incurrence of any Incremental Term Facility.

(e)           Notwithstanding anything to the contrary herein, unless the Company otherwise notifies the Administrative Agent, with respect to any amount incurred (including under Section 2.25 (including the definition of Incremental Cap used therein)) or transaction entered into (or consummated) in reliance on a provision of any covenant in this Agreement that does not require compliance with a financial ratio or financial test (including any First Lien Net Leverage Ratio test, any Senior Secured Net Leverage Ratio test, any Total Net Leverage Ratio test) (any such amount, including any amount drawn under any permitted revolving facility, and any cap expressed as a percentage of Consolidated EBITDA, a “Fixed Amount”) substantially concurrently with any amount incurred or transaction entered into (or consummated) in reliance on a provision of such covenant that requires compliance with a financial ratio or financial test (including any First Lien Net Leverage Ratio test, any Senior Secured Net Leverage Ratio test, any Total Net Leverage Ratio test) (any such amount, an “Incurrence-Based Amount”), it is understood and agreed that, solely for purposes of such covenant, (i) the incurrence of such Incurrence-Based Amount shall be calculated first without giving effect to such Fixed Amount but giving full pro forma effect to the use of proceeds of such Fixed Amount and the related transactions and (ii) the incurrence of such Fixed Amount shall be calculated thereafter. Unless the Company elects otherwise, the Company shall be deemed to have used amounts under an Incurrence-Based Amount under any covenant then available to the Company prior to utilization of any amount under a Fixed Amount under such covenant then available to the Company.

(f)            The principal amount of any non-interest bearing Indebtedness or other discount security constituting Indebtedness at any date shall be the principal amount thereof that would be shown on a balance sheet of the Company dated such date prepared in accordance with GAAP.

(g)           The increase in any amount of Indebtedness or any increase in any amount secured by any Lien by virtue of the accrual of interest, the accretion of accreted value, the payment of interest or a dividend in the form of additional Indebtedness, amortization of original issue discount and/or any increase in the amount of Indebtedness outstanding solely as a result of any fluctuation in the exchange rate of any applicable currency shall be deemed to be permitted Indebtedness for purposes of Section 7.2 and will be deemed not to be the granting of a Lien for purposes of Section 7.3.

(h)          For purposes of determining compliance with Section 7.2 or Section 7.3, if any Indebtedness or Lien is incurred in reliance on a basket measured by reference to a percentage of Consolidated EBITDA, and any refinancing or replacement thereof would cause the percentage of Consolidated EBITDA to be exceeded if calculated based on the Consolidated EBITDA on the date of such refinancing or replacement, such percentage of Consolidated EBITDA will be deemed not to be exceeded so long as the principal amount of such refinancing or replacement Indebtedness or other obligation does not exceed an amount sufficient to repay the principal amount of such Indebtedness or other obligation being refinanced or replaced, except by an amount equal to (x) unpaid accrued interest, penalties and premiums (including tender, prepayment or repayment premiums) thereon plus underwriting discounts and other customary fees, commissions and expenses (including upfront fees, original issue discount or initial yield payment) incurred in connection with such refinancing or replacement, (y) any existing commitments unutilized thereunder and (z) additional amounts permitted to be incurred under Section 7.2 and, to the extent secured by a Lien, Section 7.3 (and, in each case, the applicable clause of Section 7.2 and Section 7.3 shall be deemed to be utilized by the amount so incurred).

(i)            For the avoidance of doubt, for purposes of determining compliance with Section 7.2(f), (g), (i), (k) and (m) and any other comparable provision of Section 7.2, a Permitted Refinancing in respect of Indebtedness incurred pursuant to a U.S. Dollar-denominated or Consolidated EBITDA-governed basket shall not increase capacity to incur Indebtedness under such U.S. Dollar-denominated or EBITDA-governed basket, and such U.S. Dollar-denominated or EBITDA-governed basket shall be deemed to continue to be utilized by the amount of the original Indebtedness incurred unless and until the Indebtedness incurred to effect such Permitted Refinancing is no longer outstanding.

(j)            Any financial ratios required to be maintained by the Company pursuant to this Agreement (or required to be satisfied in order for a specific action to be permitted under this Agreement) shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

(k)           For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law: (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized and acquired (or, if such subsequent Person ceases to be a Subsidiary of the original Person, disposed of) on the first date of its existence by the holders of its Capital Stock at such time.

(l)            Upon the consummation of any Holding Company Reorganization, the second reference to the “Company” in the first paragraph of Section 7 shall be deemed a reference to the Holding Company.

1.5.         Classification of Loans and Borrowings. For purposes of this Agreement, Loans may be classified and referred to by Class (e.g., a “Term Loan”) or by Type (e.g., a “LIBO Rate Loan”) or by Class and Type (e.g., a “LIBO Rate Term Loan”). Borrowings also may be classified and referred to by Class (e.g., a “Term Loan Borrowing”) or by Type (e.g., a “LIBO Rate Borrowing”) or by Class and Type (e.g., a “LIBO Rate Term Loan Borrowing”).

1.6.          Interest Rates; LIBOR Notification. The interest rate on a Loan may be derived from an interest rate benchmark that is, or may in the future become, the subject of regulatory reform. Regulators have signaled the need to use alternative benchmark reference rates for some of these interest rate benchmarks and, as a result, such interest rate benchmarks may cease to comply with applicable laws and regulations, may be permanently discontinued, and/or the basis on which they are calculated may change. The London interbank offered rate (“LIBOR”) is intended to represent the rate at which contributing banks may obtain short-term borrowings from each other in the London interbank market. On March 5, 2021, the U.K. Financial Conduct Authority (“FCA”) publicly announced that: (a) immediately after December 31, 2021, publication of the 1-week and 2-month U.S. Dollar LIBOR settings will permanently cease; immediately after June 30, 2023, publication of the overnight and 12-month U.S. Dollar LIBOR settings will permanently cease; and immediately after June 30, 2023, the 1-month, 3-month and 6-month U.S. Dollar LIBOR settings will cease to be provided or, subject to the FCA’s consideration of the case, be provided on a synthetic basis and no longer be representative of the underlying market and economic reality they are intended to measure and that representativeness will not be restored. There is no assurance that dates announced by the FCA will not change or that the administrator of LIBOR and/or regulators will not take further action that could impact the availability, composition, or characteristics of LIBOR or the tenors for which LIBOR is published. Each party to this agreement should consult its own advisors to stay informed of any such developments. Public and private sector industry initiatives are currently underway to identify new or alternative reference rates to be used in place of LIBOR. Upon the occurrence of a Benchmark Transition Event, a Term SOFR Transition Event, an Early Opt-in Election or an Other Benchmark Rate Election, Sections 2.16(b) and (c) provide a mechanism for determining an alternative rate of interest. The Administrative Agent will promptly notify the Borrower, pursuant to Section 2.16(e) of any change to the reference rate upon which the interest rate on LIBO Rate Loans is based. However, the Administrative Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to, the administration, submission, performance or any other matter related to the Daily Simple RFR, LIBOR or with respect to any alternative or successor rate thereto, or replacement rate thereof (including, without limitation, (i) any such alternative, successor or replacement rate implemented pursuant to Section 2.16(b) or (c) , whether upon the occurrence of a Benchmark Transition Event, a Term SOFR Transition Event, an Early Opt-in Election or an Other Benchmark Rate Election, and (ii) the implementation of any Benchmark Replacement Conforming Changes pursuant to Section 2.16(d), including without limitation, whether the composition or characteristics of any such alternative, successor or replacement reference rate will be similar to, or produce the same value or economic equivalence of the LIBO Rate or have the same volume or liquidity as did the London interbank offered rate prior to its discontinuance or unavailability. The Administrative Agent and its affiliates and/or other related entities may engage in transactions that affect the calculation of any alternative, successor or alternative rate (including any Benchmark Replacement) and/or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Administrative Agent may select information sources or services in its reasonable discretion to ascertain the LIBO Rate, any component thereof, or rates referenced in the definition thereof, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

SECTION 2.         AMOUNT AND TERMS OF LOANS AND COMMITMENTS

2.1.         Tranche B Term Commitments. Subject to the terms and conditions hereof, each Tranche B Term Lender severally agrees to make a term loan denominated in U.S. Dollars (a “Tranche B Term Loan”) to the Borrower on the Closing Date in an amount not to exceed the amount set forth under the heading “Tranche B Term Loan” opposite such Tranche B Term Lender’s name on Schedule 1.1A.

2.2.          Procedure for Tranche B Term Loan Borrowing. The Borrower shall give the Administrative Agent irrevocable notice (which notice must be received by the Administrative Agent prior to 12:00 Noon, New York City time, two Business Days prior to the anticipated Closing Date) requesting that the Tranche B Term Lenders make the Tranche B Term Loans on the Closing Date and specifying (i) the amount of Loans to be borrowed, (ii) the anticipated Closing Date and (iii) the length of the initial Interest Period therefor. Each such borrowing shall be in an amount equal to $5,000,000 or a whole multiple of $1,000,000 in excess thereof. Upon receipt of such notice of borrowing the Administrative Agent shall promptly notify each Tranche B Term Lender thereof. Each Tranche B Term Lender will make the amount of its Tranche B Term Loan available to the Administrative Agent for the account of the Borrower at the Funding Office prior to 2:00 p.m., New York City time, on the Closing Date. Such borrowing will then be made available to the Borrower by the Administrative Agent crediting the account of the Borrower on the books of such office with the aggregate of the amounts made available to the Administrative Agent by the Tranche B Term Lenders and in like funds as received by the Administrative Agent.

2.3.         Repayment of Tranche B Term Loans. The Tranche B Term Loan of each Tranche B Term Lender shall be repaid (i) on the last Business Day of each March, June, September and December, commencing with the first such date to occur that is the last Business Day of the first full quarter ending after the Closing Date, an aggregate principal amount equal to 0.25% of the aggregate principal amount of the Tranche B Term Loans funded on the Closing Date and (ii) on the Tranche B Final Maturity Date, the remainder of the principal amount of the Tranche B Term Loans outstanding on such date, together in each case with accrued but unpaid interest on the principal amount to be paid to but excluding the date of such payment.

2.4.         [Reserved].

2.5.         [Reserved].

2.6.         [Reserved].

2.7.         [Reserved].

2.8.          Fees, etc.. The Borrower agrees to pay to the Administrative Agent the fees in the amounts and on the dates previously agreed to in writing by the Borrower and the Administrative Agent, including pursuant to the Fee Letter.

2.9.         Termination or Reduction of Tranche B Term Commitments. The Tranche B Term Commitments shall be automatically permanently reduced to zero on the date of the Borrowing of Tranche B Term Loans (immediately after the funding of such Borrowing on such date).

2.10.       Optional Prepayments. (a) The Borrower may at any time and from time to time prepay the Loans, in whole or in part, without premium or penalty (except as set forth in Section 2.10(b)), upon notice delivered by the Borrower to the Administrative Agent (a) at least three Business Days (or shorter notice period approved by the Administrative Agent) prior thereto in the case of LIBO Rate Loans and (b) on the same Business Day in the case of ABR Loans, which notice shall specify the date and amount of prepayment and whether the prepayment is of LIBO Rate Loans, or ABR Loans; provided, that if a LIBO Rate Loan is prepaid on any day other than the last day of the Interest Period applicable thereto, the Borrower shall also pay any amounts owing pursuant to Section 2.20. Upon receipt of any such notice the Administrative Agent shall promptly notify each relevant Lender thereof. If any such notice is given, the amount specified in such notice shall be due and payable on the date specified therein, together with accrued interest to such date on the amount prepaid; provided that notwithstanding anything to the contrary contained in this Agreement, the Borrower may rescind, or extend the date for prepayment specified in, any notice of prepayment under this Section 2.10(a), if such prepayment would have resulted from a refinancing of all or any portion of any Facility or Facilities which refinancing shall not be consummated or shall otherwise be delayed. Partial prepayments of Tranche B Term Loans shall be in an aggregate principal amount of $1,000,000 or a whole multiple thereof. Any optional prepayments of the Term Loans shall be applied to the remaining installments thereof as selected by the Borrower (or absent any such selection in the direct order of maturity).

(b) If a Repricing Transaction occurs on or prior to the date that is twelve months after the Closing Date, a 1.00% prepayment premium shall be paid on the principal amount of the Tranche B Term Loans prepaid, repaid or subject to an amendment (including to any Lenders that do not consent to such amendment and are required to assign their loans in connection with such amendment) in each case in connection with such Repricing Transaction.

2.11.        Mandatory Prepayments.

(a)           If any Indebtedness shall be incurred by the Borrower after the Closing Date (other than any permitted Indebtedness incurred in accordance with Section 7.2 (except for Credit Agreement Refinancing Indebtedness which shall be applied in accordance with clause (iii) of the definition thereof)), an amount equal to 100% of the Net Cash Proceeds thereof shall be applied on the date of such issuance or incurrence toward the prepayment of the Term Loans as set forth in Section 2.11(d).

(b)          If on any date the Company or any of its Subsidiaries shall receive Net Cash Proceeds from any Asset Sale or Recovery Event then, the Applicable Asset Sale Prepayment Percentage of such Net Cash Proceeds shall be applied by the Borrower on the fifth Business Day following such receipt thereof toward the prepayment of the Term Loans as set forth in Section 2.11(d); provided, that, notwithstanding the foregoing, at the option of the Company, the Company may reinvest the Net Cash Proceeds in the business of the Company or any of its Subsidiaries within (x) 12 months following the receipt of such Net Cash Proceeds or (y) 18 months following the receipt of such Net Cash Proceeds, in the event that the Company or any of its Subsidiaries shall have entered into a binding commitment within 12 months following the receipt of such Net Cash Proceeds to reinvest such Net Cash Proceeds in the business of the Company or any of its Subsidiaries (it being understood that if any portion of such Net Cash Proceeds are no longer intended to be reinvested or are not reinvested within such 18-month period, the Applicable Asset Sale Prepayment Percentage of such Net Cash Proceeds shall be applied by the Borrower on the fifth Business Day after the Company reasonably determines that such Net Cash Proceeds are no longer intended to be or are not reinvested within such 18-month period toward prepayment of the Term Loans as set forth in Section 2.11(d)); provided that if at the time that any such prepayment would be required, the Company or any of its Subsidiaries is required to prepay or offer to repurchase with the Net Cash Proceeds of such Asset Sale or Recovery Event any Incremental Equivalent Debt, Credit Agreement Refinancing Indebtedness, Ratio Debt, Incurred Acquisition Debt or any other Indebtedness outstanding at such time, in each case that is secured by a Lien on the Collateral that is pari passu (but without regard to the control of remedies) with the Liens securing the Obligations pursuant to the terms of the documentation governing such Indebtedness (such Indebtedness required to be offered to be so repurchased, “Other Applicable Asset Sale Indebtedness”), then the Company may apply the Net Cash Proceeds on a pro rata basis (determined on the basis of the aggregate outstanding principal amount of the Term Loans and Other Applicable Asset Sale Indebtedness at such time) to the prepayment of such Other Applicable Asset Sale Indebtedness; it being understood that the portion of the Net Cash Proceeds allocated to the Other Applicable Asset Sale Indebtedness shall not exceed the amount of the Net Cash Proceeds required to be allocated to the Other Applicable Asset Sale Indebtedness pursuant to the terms thereof (and the remaining amount, if any, of the Net Cash Proceeds shall be allocated to the Term Loans in accordance with the terms hereof), and the amount of the prepayment of the Term Loans that would have otherwise been required pursuant to this Section 2.11(b) shall be reduced accordingly.

(c)           No later than the fifth Business Day after the date on which the financial statements with respect to each fiscal year of the Borrower are required to be delivered pursuant to Section 6.1(a), commencing with the fiscal year ending December 31, 2022, the Borrower shall prepay Term Loans in accordance with Section 2.11(d) in an aggregate principal amount (the “ECF Prepayment Amount”) equal to (A) the Applicable ECF Prepayment Percentage of Excess Cash Flow of the Company and its Subsidiaries for the Excess Cash Flow Period then most recently ended (this clause (A), the “Base ECF Prepayment Amount”) minus (B) at the option of the Borrower, to the extent occurring during such Excess Cash Flow Period (or occurring after such Excess Cash Flow Period and prior to the date of the applicable Excess Cash Flow payment), and without duplication (including duplication of any amounts deducted in any prior Excess Cash Flow Period or deducted in the calculation of Excess Cash Flow pursuant to the definition thereof), the following (collectively, the “ECF Deductions”):

(i)            the aggregate principal amount of any Term Loans prepaid pursuant to Section 2.10;

(ii)          the aggregate principal amount of any Incremental Equivalent Debt and/or any other Indebtedness permitted to be incurred pursuant to Section 7.2 to the extent secured by Liens on the Collateral that are pari passu with the Liens on the Collateral securing the Facilities (without regard to the control of remedies), voluntarily prepaid, repurchased, redeemed or otherwise retired;

(iii)        the amount of any reduction in the outstanding amount of any Term Loans, Incremental Equivalent Debt and/or any other Indebtedness permitted to be incurred pursuant to Section 7.2 to the extent secured by Liens on the Collateral that are pari passu with the Liens on the Collateral securing the Facilities (without regard to the control of remedies), resulting from any purchase or assignment made in accordance with Section 10.6(k) (with respect to Term Loans) and any equivalent provisions with respect to any Incremental Equivalent Debt and/or such other Indebtedness;

(iv)         all Cash payments in respect of Capital Expenditures and all Cash payments made to acquire IP Rights;

(v)         Cash payments by the Company and its Subsidiaries made in respect of long-term liabilities (including for purposes of clarity, the current portion of such long-term liabilities) of the Company and its Subsidiaries other than Indebtedness, except to the extent such Cash payments were deducted in the calculation of Consolidated Net Income or Consolidated EBITDA for such period;

(vi)       Cash payments made from internally generated Cash in respect of any Investment (including acquisitions) permitted by Section 7.7 or otherwise consented to by the Required Lenders (other than Investments (x) in Cash or Cash Equivalents or (y) in the Borrower or any Loan Party) and/or any Restricted Payment permitted by Section 7.7 or otherwise consented to by the Required Lenders;

(vii)         the aggregate consideration (A) required to be paid in Cash by the Borrower or its Subsidiaries pursuant to binding contracts entered into prior to or during such period relating to Capital Expenditures, acquisitions or other Investments permitted by Section 7.7 or otherwise consented to by the Required Lenders and/or Restricted Payments described in clause (vi) above and/or (B) otherwise committed or budgeted to be made in connection with Capital Expenditures, acquisitions or other Investments and/or Restricted Payments described in clause (vi) above (clauses (A) and (B) of this clause (vii), the “Scheduled Consideration”) (other than Investments in (x) Cash and Cash Equivalents or (y) the Borrower or any Loan Party) to be consummated or made during the period of four consecutive fiscal quarters of the Borrower following the end of such Excess Cash Flow Period; provided that to the extent the aggregate amount actually utilized to finance such Capital Expenditures, acquisitions, Investments or Restricted Payments during such subsequent period of four consecutive fiscal quarters is less than the Scheduled Consideration, the amount of the resulting shortfall shall be added to the calculation of the ECF Prepayment Amount at the end of such subsequent period of four consecutive fiscal quarters;

(viii)        Cash expenditures in respect of any Hedge Agreement to the extent not otherwise deducted in the calculation of Consolidated Net Income or Consolidated EBITDA; and

(ix)          the aggregate amount of expenditures actually made by the Borrower and/or any Subsidiary in Cash (including any expenditure for the payment of fees or other Charges (or any amortization thereof for such period) in connection with any Disposition, incurrence or repayment of Indebtedness, issuance of Capital Stock, refinancing transaction, amendment or modification of any debt instrument, including this Agreement, and including, in each case, any such transaction consummated prior to, on or after the Closing Date, and Charges incurred in connection therewith, whether or not such transaction was successful), in each case to the extent that such expenditures were not expensed;

in the case of each of clauses (i)-(ix), (I) excluding any such payments, prepayments and expenditures made during such Fiscal Year that reduced the amount required to be prepaid pursuant to this Section 2.11(c) in any prior Fiscal Year, (II) in the case of any prepayment of revolving Indebtedness, to the extent accompanied by a permanent reduction in the relevant commitment, (III) to the extent that such payments, prepayments and expenditures were not financed with the proceeds of other Long-Term Indebtedness of the Borrower or its Subsidiaries and (IV) in each case under clause (3) above, based upon the actual amount of cash paid in connection with any relevant purchase or assignment; provided that no prepayment under this Section 2.11(c) shall be required unless the principal amount of Term Loans required to be prepaid exceeds $10,000,000 (and, in such case, only such amount in excess of such amount shall be required to be prepaid); provided, further, that if at the time that any such prepayment would be required, the Borrower or any of its Subsidiaries is required to prepay or offer to repurchase with any portion of the ECF Prepayment Amount Incremental Equivalent Debt, Credit Agreement Refinancing Indebtedness, Ratio Debt, Incurred Acquisition Debt or any other Indebtedness outstanding at such time, in each case that is secured on a pari passu basis (without regard to the control of remedies) with the Obligations pursuant to the terms of the documentation governing such Indebtedness (such Indebtedness required to be so prepaid or offered to be so repurchased, “Other Applicable Indebtedness”), then the Borrower may apply such portion of the ECF Prepayment Amount on a pro rata basis (determined on the basis of the aggregate outstanding principal amount of the Term Loans and the relevant Other Applicable Indebtedness (or accreted amount if such Other Applicable Indebtedness is issued with original issue discount) at such time) to the prepayment of the Term Loans and to the prepayment of the relevant Other Applicable Indebtedness, and the amount of prepayment of the Term Loans that would have otherwise been required pursuant to this Section 2.11(c) shall be reduced accordingly; it being understood that (1) the portion of such ECF Prepayment Amount allocated to the Other Applicable Indebtedness shall not exceed the portion of such ECF Prepayment Amount required to be allocated to the Other Applicable Indebtedness pursuant to the terms thereof, and the remaining amount, if any, of such ECF Prepayment Amount shall be allocated to the Term Loans in accordance with the terms hereof and (2) to the extent the holders of the Other Applicable Indebtedness decline to have such Indebtedness prepaid or repurchased, the declined amount shall promptly (and in any event within ten Business Days after the date of such rejection) be applied to prepay the Term Loans in accordance with the terms hereof.

(d)           The application of any prepayment pursuant to Section 2.11(a), 2.11(b) or 2.11(c) shall be made ratably to the Term Loans based on the outstanding respective principal amounts thereof. Partial prepayments of the Term Loans pursuant to this Section 2.11 shall be applied to the remaining installments thereof, as directed by the Borrower (and absent any direction in the direct order of maturity). The application of any prepayment of Term Loans pursuant to this Section 2.13 shall be made, first, to ABR Loans and second, to LIBO Rate Loans. Each prepayment of the Loans under this Section 2.11 shall be accompanied by accrued interest to the date of such prepayment on the amount prepaid.

(e)           Each Lender may elect, by notice to the Administrative Agent at or prior to the time and in the manner specified by the Administrative Agent, prior to any prepayment of Term Loans required to be made by the Borrower pursuant to Section 2.11(b) or (c) to decline all (but not a portion) of its prepayment (such declined amounts, the “Declined Proceeds”), which Declined Proceeds may be retained by the Borrower and used for any purpose permitted (or not prohibited) hereunder, including to increase the Available Amount; provided that, for the avoidance of doubt, no Lender may reject any prepayment made under Section 2.11(a) above to the extent that such prepayment is made with the proceeds of any Credit Agreement Refinancing Indebtedness incurred to refinance all or a portion of the Term Loans. If any Lender fails to deliver a notice to the Administrative Agent of its election to decline receipt of its ratable percentage of any mandatory prepayment within the time frame specified by the Administrative Agent, such failure will be deemed to constitute an acceptance of such Lender’s ratable percentage of the total amount of such mandatory prepayment of the Term Loans.

(f)            Notwithstanding any other provisions of Section 2.11, to the extent any or all of the Net Cash Proceeds from any Asset Sale or Recovery Event received by the Company or a Foreign Subsidiary are prohibited or delayed by any applicable local law (including financial assistance, corporate benefit restrictions on upstreaming of cash intra group and the fiduciary and statutory duties of the directors of the Company or such Foreign Subsidiary) from being repatriated or passed on to or used for the benefit of the Borrower or any applicable Domestic Subsidiary (the Company hereby agreeing to promptly take, and to cause the applicable Foreign Subsidiary to promptly take, all actions reasonably required by the applicable local law to permit such repatriation as long as such repatriation does not create a material adverse tax consequence) or if the Company has determined in good faith that repatriation of any such amount to the Borrower or any applicable Subsidiary would have material adverse tax consequences with respect to such amount, the portion of such Net Cash Proceeds so affected will not be required to be applied to prepay Term Loans at the times provided in this Section 2.11 but may be retained by the Company or the applicable Subsidiary for so long, but only so long, as the applicable local law will not permit repatriation or the passing on to or otherwise using for the benefit of the Borrower or the applicable Domestic Subsidiary, or the Company believes in good faith that such material adverse tax consequence would result, and once such repatriation of any of such affected Net Cash Proceeds is permitted under the applicable local law or the Company determines in good faith that such repatriation would no longer would have such material adverse tax consequences, such repatriation will be promptly effected and such repatriated Net Cash Proceeds will be promptly (and in any event not later than five Business Days after such repatriation) applied (net of additional taxes payable or reasonably estimated to be payable as a result thereof) to the prepayment of the applicable Term Loans as otherwise required pursuant to this Section 2.11; provided that, notwithstanding the foregoing, the Borrower and the applicable Domestic Subsidiary shall have no obligation to repatriate any such Net Cash Proceeds (or take any further action with respect thereto) from and after the date that is twelve months after the receipt of such Net Cash Proceeds.

2.12.        Continuation Options.

(a)          The Borrower may elect from time to time to convert LIBO Rate Loans to ABR Loans by giving the Administrative Agent at least two Business Days’ prior irrevocable notice of such election, provided that any such conversion of LIBO Rate Loans may only be made on the last day of an Interest Period with respect thereto. The Borrower may elect from time to time to convert ABR Loans to LIBO Rate Loans by giving the Administrative Agent at least three Business Days’ prior irrevocable notice of such election (which notice shall specify the length of the initial Interest Period therefor); provided that no ABR Loan under a particular Facility may be converted into a LIBO Rate Loan when any Event of Default has occurred and is continuing and the Majority Facility Lenders in respect of such Facility have determined in its or their sole discretion not to permit such conversions. Upon receipt of any such notice, the Administrative Agent shall promptly notify each relevant Lender thereof.

(b)           Any LIBO Rate Loan shall be continued as such upon the expiration of the then current Interest Period with respect thereto unless the Borrower gives notice to the Administrative Agent, in accordance with the applicable provisions of the term “Interest Period” set forth in Section 1.1, of a different length of the next Interest Period to be applicable to such Loans.

2.13.        Limitations on Eurodollar Tranches. Notwithstanding anything to the contrary in this Agreement, all borrowings, conversions and continuations of LIBO Rate Loans hereunder and all selections of Interest Periods hereunder shall be in such amounts and be made pursuant to such elections so that, after giving effect thereto, the aggregate principal amount of the LIBO Rate Loans comprising each Eurodollar Tranche shall be equal to $5,000,000 or a whole multiple of $1,000,000 in excess thereof.

2.14.        Interest Rates and Payment Dates.

(a)           Each Loan comprising each ABR Borrowing shall bear interest at a rate per annum equal to the Alternate Base Rate plus the Applicable Margin.

(b)           Each Loan comprising each LIBO Rate Borrowing shall bear interest during each Interest Period with respect thereto at a rate per annum equal to the Adjusted LIBO Rate determined for such Interest Period plus the Applicable Margin.

(c)           (i) If all or a portion of the principal amount of or interest on any Loan shall not be paid when due and payable (whether at the stated maturity, by acceleration or otherwise and after giving effect to any grace or cure periods applicable thereto), such overdue amounts shall bear interest at a rate per annum equal to in the case of overdue amounts in respect of any Loan, the rate that would otherwise be applicable thereto pursuant to the foregoing provisions of this Section plus 2% and (ii) if all or a portion of any interest, commitment fee or other amount payable hereunder shall not be paid when due and payable (whether at the stated maturity, by acceleration or otherwise and after giving effect to any grace or cure periods applicable thereto), such overdue amount shall bear interest at a rate per annum equal to the rate then applicable to ABR Loans under the relevant Facility plus 2%, in each case, with respect to clauses (i) and (ii) above, from the date of such non-payment until such amount is paid in full (as well after as before judgment).

(d)           Interest shall be payable in arrears on each Interest Payment Date.

2.15.        Computation of Interest and Fees; Interest Elections.

(a)           Interest and fees payable pursuant hereto shall be calculated on the basis of a 360-day year except that interest and fees payable for ABR Loans on which is then based on the Prime Rate shall be computed on the basis of a 365 day year (or 366 day year in a leap year) for the actual days elapsed. The Administrative Agent shall as soon as practicable notify the Borrower and the relevant Lenders of each determination of a LIBO Rate. Any change in the interest rate on a Loan resulting from a change in the Alternate Base Rate shall become effective as of the opening of business on the day on which such change becomes effective. The Administrative Agent shall as soon as practicable notify the Borrower and the relevant Lenders of the effective date and the amount of each such change in interest rate.

(b)           Each determination of an interest rate by the Administrative Agent pursuant to any provision of this Agreement shall be conclusive and binding on the Borrower and the Lenders absent manifest error. The Administrative Agent shall, at the request of the Borrower, deliver to the Borrower a statement showing the quotations used by the Administrative Agent in determining any interest rate pursuant to Section 2.15(a).

2.16.        Inability to Determine Interest Rate.

(a)           Subject to clauses (b), (c), (d), (e), (f) and (g) of this Section 2.16:

(i)      the Administrative Agent determines (which determination shall be conclusive and binding absent manifest error) prior to the commencement of any Interest Period for a LIBO Rate Borrowing, that adequate and reasonable means do not exist for ascertaining the Adjusted LIBO Rate or the LIBO Rate (including because the LIBO Screen Rate is not available or published on a current basis), for Dollars and such Interest Period; or

(ii)    the Administrative Agent is advised by the Required Lenders that prior to the commencement of any Interest Period for a LIBO Rate Borrowing, the Adjusted LIBO Rate or the LIBO Rate for Dollars and such Interest Period will not adequately and fairly reflect the cost to such Lenders (or Lender) of making or maintaining their Loans (or its Loan) included in such Borrowing for such Interest Period;

then the Administrative Agent shall give notice thereof to the Borrower and the Lenders by telephone, telecopy or electronic mail as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, (A) any continuation of any Borrowing as a LIBO Rate Borrowing shall be ineffective and (B) if any borrowing request requests a LIBO Rate Borrowing, such Borrowing shall be made as an ABR Borrowing; provided that if the circumstances giving rise to such notice affect only one Type of Borrowings, then all other Types of Borrowings shall be permitted. Furthermore, if any LIBO Rate Loan is outstanding on the date of the Borrower’s receipt of the notice from the Administrative Agent referred to in this Section 2.16, then until the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, then on the last day of the Interest Period applicable to such Loan (or the next succeeding Business Day if such day is not a Business Day), such Loan shall be converted by the Administrative Agent to, and shall constitute, an ABR Loan on such day.

(b)           Notwithstanding anything to the contrary herein or in any other Loan Document, if a Benchmark Transition Event, an Early Opt-in Election or an Other Benchmark Rate Election, as applicable, and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (1) or (2) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (y) if a Benchmark Replacement is determined in accordance with clause (3) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Required Lenders.

(c)           Notwithstanding anything to the contrary herein or in any other Loan Document and subject to the proviso below in this paragraph, if a Term SOFR Transition Event and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any setting of the then-current Benchmark, then the applicable Benchmark Replacement will replace the then-current Benchmark for all purposes hereunder or under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings, without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document; provided that, this clause (c) shall not be effective unless the Administrative Agent has delivered to the Lenders and the Borrower a Term SOFR Notice. For the avoidance of doubt, the Administrative Agent shall not be required to deliver a Term SOFR Notice after the occurrence of a Term SOFR Transition Event and may do so in its sole discretion.

(d)           In connection with the implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

(e)           The Administrative Agent will promptly notify the Borrower and the Lenders of (i) any occurrence of a Benchmark Transition Event, a Term SOFR Transition Event, an Early Opt-in Election or an Other Benchmark Rate Election, as applicable, (ii) the implementation of any Benchmark Replacement, (iii) the effectiveness of any Benchmark Replacement Conforming Changes, (iv) the removal or reinstatement of any tenor of a Benchmark pursuant to clause (f) below and (v) the commencement or conclusion of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 2.16, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 2.16.

(f)            Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including Term SOFR or the Adjusted LIBO Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is or will be no longer representative, then the Administrative Agent may modify the definition of “Interest Period” for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is or will no longer be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(g)           Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any request for a LIBO Rate Borrowing of, conversion to or continuation of LIBO Rate Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, such Borrower will be deemed to have converted any such request into a request for a Borrowing of or conversion to ABR Loans. During any Benchmark Unavailability Period or at any time that a tenor for the then-current Benchmark is not an Available Tenor, the component of ABR based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of ABR. Furthermore, if any LIBO Rate Loan is outstanding on the date of the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, then until such time as a Benchmark Replacement is implemented pursuant to this Section 2.16, then on the last day of the Interest Period applicable to such Loan (or the next succeeding Business day if such day is not a Business Day), such Loan shall be converted by the Administrative Agent to, and shall constitute, an ABR Loan on such day

2.17.        Pro Rata Treatment and Payments.

(a)           Each payment (including each prepayment) by the Borrower on account of principal of and interest and premium, if any, on the Tranche B Term Loans shall be made pro rata according to the respective outstanding principal amounts of the Tranche B Term Loans then held by the Tranche B Term Lenders. Subject to Section 2.11(d), the amount of each principal prepayment of the Tranche B Term Loans shall be applied to reduce the then remaining installments of the Tranche B Term Loans in the direct order of maturity. Amounts prepaid on account of the Tranche B Term Loans may not be reborrowed.

(b)           All payments (including prepayments) to be made by the Borrower hereunder, whether on account of principal, interest, fees or otherwise, shall be made without setoff or counterclaim and shall be made prior to 2:00 p.m., New York City time, on the due date thereof to the Administrative Agent, for the account of the Lenders, at its Domestic Funding Office, in U.S. Dollars and in immediately available funds. The Administrative Agent shall distribute such payments to the Lenders promptly upon receipt in like funds as received. If any payment hereunder (other than payments on the LIBO Rate Loans) becomes due and payable on a day other than a Business Day, such payment shall be extended to the next succeeding Business Day. If any payment on a LIBO Rate Loan becomes due and payable on a day other than a Business Day, the maturity thereof shall be extended to the next succeeding Business Day unless the result of such extension would be to extend such payment into another calendar month, in which event such payment shall be made on the immediately preceding Business Day. In the case of any extension of any payment of principal pursuant to the preceding two sentences, interest thereon shall be payable at the then applicable rate during such extension.

(c)           Unless the Administrative Agent shall have been notified in writing by any Lender prior to a borrowing that such Lender will not make the amount that would constitute its share of such borrowing available to the Administrative Agent, the Administrative Agent may assume that such Lender is making such amount available to the Administrative Agent, and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower a corresponding amount. If such amount is not made available to the Administrative Agent by the required time on the Borrowing Date therefor, such Lender shall pay to the Administrative Agent, on demand, such amount with interest thereon at a rate equal to the daily average NYFRB Rate for the period until such Lender makes such amount immediately available to the Administrative Agent. A certificate of the Administrative Agent submitted to any Lender with respect to any amounts owing under this paragraph shall be conclusive absent manifest error. If such Lender’s share of such borrowing is not made available to the Administrative Agent by such Lender within three Business Days of such Borrowing Date, the Administrative Agent shall also be entitled to recover such amount with interest thereon at the rate per annum equal to the daily average Federal Funds Effective Rate, on demand, from the Borrower.

(d)           Unless the Administrative Agent shall have been notified in writing by the Borrower prior to the date of any payment being made hereunder that the Borrower will not make such payment to the Administrative Agent, the Administrative Agent may assume that the Borrower is making such payment, and the Administrative Agent may, but shall not be required to, in reliance upon such assumption, make available to the Lenders their respective pro rata shares of a corresponding amount. If such payment is not made to the Administrative Agent by the Borrower within three Business Days of such required date, the Administrative Agent shall be entitled to recover, on demand, from each Lender to which any amount which was made available pursuant to the preceding sentence, such amount with interest thereon at the rate per annum equal to the daily average Federal Funds Effective Rate.

2.18.        Requirements of Law.

(a)           If the adoption of or any change in any Requirement of Law or in the interpretation or application thereof or compliance by any Credit Party with any request or directive (whether or not having the force of law) from any central bank or other Governmental Authority made subsequent to the date hereof:

(i)            shall subject such Credit Party to any Tax (except for, without duplication, Non-Excluded Taxes and Taxes described in clauses (i) through (iv) of the definition of Non-Excluded Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto;

(ii)           shall impose, modify or hold applicable any reserve, special deposit, compulsory loan or similar requirement (including any insurance charge or other assessment, but other than any reserve requirement contemplated by Section 2.18(e)) against assets held by, deposits or other liabilities in or for the account of, advances, loans or other extensions of credit by, or any other acquisition of funds by, any office of such Credit Party; or

(iii)          shall impose on such Credit Party or the London interbank or other relevant market any other condition, cost or expense affecting this Agreement or the Loans made by such Credit Party (other than Taxes);

and the result of any of the foregoing is to increase the cost to such Credit Party, by an amount that such Credit Party deems to be material, of making, converting into, continuing or maintaining Loans or to reduce any amount receivable hereunder in respect thereof, then, in any such case, the Borrower shall pay such Credit Party, following thirty (30) days’ prior written demand and delivery of the calculation of such amount, any additional amounts necessary to compensate such Credit Party for such increased cost or reduced amount receivable. If any Credit Party becomes entitled to claim any additional amounts pursuant to this paragraph, it shall promptly notify the Company (with a copy to the Administrative Agent) of the event by reason of which it has become so entitled together with a calculation of such amount claimed; provided that failure or delay on the part of any Credit Party to demand compensation pursuant to this Section 2.18(a) shall not constitute a waiver of such Credit Party’s right to demand such compensation; provided further that the Company shall not be required to compensate a Lender pursuant to this paragraph for any amounts incurred more than 90 days prior to the date that such Lender notifies the Company of such Lender’s intention to claim compensation therefor; and provided further that, if the circumstances giving rise to such claim have a retroactive effect, then such 90-day period shall be extended to include the period of such retroactive effect; provided further that in respect of clause (a)(i), the Company shall be required to make such payment only if the respective Lender certifies that it generally requires similarly situated borrowers in comparable syndicated credit facilities to which it is a lender to make similar payments.

(b)           If any Credit Party shall have determined that the adoption of or any change in any Requirement of Law regarding capital or liquidity requirements or in the interpretation or application thereof or compliance by such Credit Party, or any corporation controlling such Credit Party with any request or directive regarding capital or liquidity requirements (whether or not having the force of law) from any Governmental Authority made subsequent to the Closing Date shall have the effect of reducing the rate of return on such Credit Party’s or such corporation’s capital as a consequence of its obligations hereunder or under to a level below that which such Lender or such corporation could have achieved but for such adoption, change or compliance (taking into consideration such Credit Party’s or such corporation’s policies with respect to capital adequacy or liquidity) by an amount deemed by such Lender to be material, then from time to time, after submission by such Credit Party to the Company (with a copy to the Administrative Agent) of a written request therefor, the Borrower shall pay to such Credit Party such additional amount or amounts as will compensate such Credit Party for such reduction; provided that the Company shall not be required to compensate a Lender pursuant to this paragraph for any amounts incurred more than 90 days prior to the date that such Lender notifies the Company of such Lender’s intention to claim compensation therefor; provided further that, if the circumstances giving rise to such claim have a retroactive effect, then such 90-day period shall be extended to include the period of such retroactive effect; and provided further that the Company shall be required to make such payment only if the respective Lender certifies that it generally requires similarly situated borrowers in comparable syndicated credit facilities to which it is a lender to make similar payments.

(c)           Notwithstanding anything herein to the contrary (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority), or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall be deemed to be a change in a Requirement of Law, regardless of the date enacted, adopted or issued.

(d)           A certificate as to any additional amounts payable pursuant to this Section submitted by any Credit Party to the Company (with a copy to the Administrative Agent) shall be conclusive absent manifest error. The obligations of the Company pursuant to this Section shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.

(e)           The Borrower shall pay to each Lender, without duplication, (i) as long as such Lender shall be required to maintain reserves with respect to liabilities or assets consisting of or including Eurocurrency funds or deposits (currently known as “Eurocurrency liabilities”), additional interest on the unpaid principal amount of each LIBO Rate Loan equal to the actual costs of such reserves allocated to such Loan by such Lender (as determined by such Lender in good faith, which determination shall be conclusive absent manifest error), and (ii) as long as such Lender shall be required to comply with any reserve ratio requirement or analogous requirement of any other central banking or financing regulatory authority imposed in respect of the maintenance of the Commitments or the funding of any LIBO Rate Loans of the Borrower, such additional costs (expressed as a percentage per annum and rounded upwards, if necessary, to the nearest five decimal places) equal to the actual costs allocated to such Commitment or Loan by such Lender (as determined by such Lender in good faith, which determination shall be conclusive absent manifest error), which in each case shall be due and payable on each date on which interest is payable on such Loan; provided the Company shall have received at least 30 days’ prior written notice (with a copy to the Administrative Agent) of such additional interest or cost from such Lender; provided further that the Company shall be required to make such payment only if the respective Lender certifies that it generally requires similarly situated borrowers in comparable syndicated credit facilities to which it is a lender to make similar payments.

2.19.       Taxes.

(a)           Any and all payments by or on account of any obligation of the Borrower under any Loan Document shall be made free and clear of, and without deduction or withholding for or on account of, any Taxes, except as required by applicable law. If any applicable law (as determined in the good faith discretion of an applicable Withholding Agent) requires the deduction or withholding of any Tax from any such payment by a Withholding Agent, then the applicable Withholding Agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, if such Tax is a Non-Excluded Tax or Other Taxes, then the amount payable by the Borrower to the Credit Party shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section) the Credit Party receives an amount that would have received had no such deduction or withholding been made. Whenever any Taxes are payable by the Borrower to a Governmental Authority pursuant to this Section 2.19, as soon as practicable thereafter the Borrower shall send to the Administrative Agent the original or certified copy of a receipt issued by such Governmental Authority evidencing such payment.

(b)           In addition, the Borrower shall timely pay to the relevant Governmental Authority in accordance with applicable law, or at the option of the Administrative Agent timely reimburse it for the payment of any Other Taxes.

(c)           The Borrower shall indemnify each Credit Party, within 10 days after demand therefor, for the full amount of any Non-Excluded Taxes or Other Taxes (including Non-Excluded Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) payable or paid by such Credit Party or required to be withheld or deducted from a payment to such Credit Party and any reasonable expenses arising therefrom or with respect thereto, whether or not such Non-Excluded Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority; provided, however, that the Borrower shall not be obligated to indemnify such Credit Party pursuant to this Section 2.19 in respect of penalties, interest and other liabilities are attributable to the bad faith, gross negligence or willful misconduct of such Credit Party. After a Credit Party learns of the imposition of Non-Excluded Taxes or Other Taxes, such Credit Party will act in good faith to promptly notify the Borrower of its obligations thereunder. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(d)           Each Lender shall severally indemnify the Administrative Agent, within 10 days after demand therefor, for any Taxes (i) attributable to such Lender (but only to the extent that the Borrower has not already indemnified the Administrative Agent for such Non-Excluded Taxes or Other Taxes and without limiting the obligation of the Borrower to do so) or (ii) attributable to such Lender’s failure to comply with the provisions of Section 10.6(b) relating to the maintenance of a Participant Register, in either case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this paragraph (d).

(e)           If the Administrative Agent or any Lender is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document, such Administrative Agent or Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by applicable law or reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation prescribed by applicable law or reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Section 2.19(f)) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(f)            Without limiting the generality of the foregoing,

(i)             Each Lender (or Transferee) that is a “United States person” as defined in Section 7701(a)(30) of the Code (a “U.S. Person”) shall deliver to the Borrower and the Administrative Agent, on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), two properly completed and duly signed copies of U.S. Internal Revenue Service Form W-9 (or any successor form) certifying that such Lender is exempt from U.S. federal backup withholding tax.

(ii)           Each Lender (or Transferee) that is not a U.S. Person (a “Non-U.S. Lender”) shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent.):

(A)              in the case of a Non-U.S. Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, two properly completed and duly signed copies of IRS Form W- 8BEN or IRS Form W-8BEN-E establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, two completed and duly signed copies of IRS Form W-8BEN or IRS Form W-8BEN-E establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;

(B)              in case of a Non-U.S. Lender claiming that its extension of credit will generate U.S. effectively connected income, two properly completed and duly signed copies of IRS Form W-8ECI;

(C)              in the case of a Non-U.S. Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit F to the effect that such Non-U.S. Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of the Borrower within the meaning of Section 871(h)(3)(B) of the Code, or a CFC related to the Borrower as described in Section 881(c)(3)(C) of the Code (a “U.S. Tax Compliance Certificate”) and (y) executed copies of IRS Form W-8BEN or IRS Form W-8BEN-E; or

(D)              to the extent a Non-U.S. Lender is not the beneficial owner, executed copies of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN, IRS Form W-8BEN-E, a U.S. Tax Compliance Certificate substantially in the form of Exhibit F, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Non-U.S. Lender is a partnership and one or more direct or indirect partners of such Non-U.S. Lender are claiming the portfolio interest exemption, such Non-U.S. Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit F on behalf of each such direct and indirect partner.

(iii)             Any Non-U.S. Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent on or about the date on which such Non-U.S. Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), two completed and duly signed copies of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit the Borrower or the Administrative Agent to determine the withholding or deduction required to be made;

(iv)           If a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent, at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Administrative Agent, such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA, to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount, if any, to deduct and withhold from such payment; and

(v)           The Administrative Agent shall deliver to the Borrower two executed copies of whichever of the following is applicable:

(A)              if the Administrative Agent is a U.S. Person, IRS Form W-9 certifying to such Administrative Agent’s exemption from U.S. federal backup withholding; or

(B)              if the Administrative Agent is not a U.S. Person, (x) IRS Form W-8ECI with respect to payments received for its own account; and (y) IRS Form W-8IMY with respect to any amounts payable to the Administrative Agent for the accounts of others, clarifying that it is a U.S. branch of a foreign bank or insurance company described in Regulations section 1.1441-1(b)(2)(iv)(A) that is a “participating foreign financial institution” or PFFI (including a reporting Model 2 FFI), registered deemed-compliant FFI (including a reporting Model 1 FFI), or “non-financial foreign entity” that is using this form as evidence of its agreement with the withholding agent to be treated as a U.S. Person with respect to any payments associated with this withholding certificate.

(g)           The Administrative Agent and each Lender agree that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so.

(h)           If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 2.19 (including by the payment of additional amounts pursuant to this Section 2.19), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this Section 2.19(h) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this Section 2.19(h), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this Section 2.19(h) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This Section 2.19(h) shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(i)             For purposes of this Section 2.19, the term “applicable law” includes FATCA.

(j)             All amounts expressed to be payable under a Loan Document by any party to this Agreement to a Credit Party which (in whole or in part) constitute the consideration for any supply for VAT purposes are deemed to be exclusive of any VAT which is chargeable on that supply, and accordingly, subject to paragraph (i) below, if VAT is or becomes chargeable on any supply made by any Credit Party to any party under a Loan Document and such Credit Party is required to account to the relevant tax authority for the VAT, that party must pay to such Credit Party (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of the VAT (and such Credit Party must promptly provide an appropriate VAT invoice to that party; provided, however, that any Israeli Credit Party shall not be required to provide a VAT invoice in respect of any VAT amounts payable to any of its third party suppliers or service providers).

(i)             If VAT is or becomes chargeable on any supply made by any Credit Party (the “Supplier”) to any other Credit Party (the “Recipient”) under a Loan Document, and any party other than the Recipient (the “Relevant Party”) is required by the terms of any Loan Document to pay an amount equal to the consideration for that supply to the Supplier (rather than being required to reimburse or indemnify the Recipient in respect of that consideration):

(A)              (where the Supplier is the person required to account to the relevant tax authority for the VAT) the Relevant Party must also pay to the Supplier (at the same time as paying that amount) an additional amount equal to the amount of the VAT. The Recipient must (where this paragraph (i) applies) promptly pay to the Relevant Party an amount equal to any credit or repayment the Recipient receives from the relevant tax authority which the Recipient reasonably determines relates to the VAT chargeable on that supply; and

(B)              (where the Recipient is the person required to account to the relevant tax authority for the VAT) the Relevant Party must promptly, following demand from the Recipient, pay to the Recipient an amount equal to the VAT chargeable on that supply but only to the extent that the Recipient reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of that VAT.

(ii)           Where a Loan Document requires any party to reimburse or indemnify a Credit Party for any cost or expense, that party shall reimburse or indemnify (as the case may be) such Credit Party for the full amount of such cost or expense, including such part thereof as represents VAT, save to the extent that such Credit Party reasonably determines that it is entitled to credit or repayment in respect of such VAT from the relevant tax authority.

(iii)          Any reference in this Section 2.19(j) to any party shall, at any time when such party is treated as a member of a group for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the representative member of such group at such time (the term “representative member” to have the same meaning as in the Value Added Tax Act 1994).

(iv)         In relation to any supply made by a Credit Party to any party under a Loan Document, if reasonably requested by such Credit Party, that party must promptly provide such Credit Party with details of that party’s VAT registration and such other information as is reasonably requested in connection with such Credit Party’s VAT reporting requirements in relation to such supply.

(k)           Each party’s obligations under this Section shall survive the resignation or replacement of the Administrative Agent or any assignment or rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under any Loan Document.

2.20.        Indemnity. The Borrower agrees to indemnify each Lender and to hold each Lender harmless from any loss or expense that such Lender may sustain or incur as a consequence of (a) default by the Borrower in making a borrowing of, conversion into or continuation of LIBO Rate Loans after the Borrower has given a notice requesting the same in accordance with the provisions of this Agreement, (b) default by the Borrower in making any prepayment of or conversion from LIBO Rate Loans after the Borrower has given a notice thereof in accordance with the provisions of this Agreement or (c) the making of a payment of LIBO Rate Loans (including pursuant to Sections 2.22 or 10.1(b)) on a day that is not the last day of an Interest Period with respect thereto. Such indemnification, which shall be payable within 30 days of written demand therefor, may include an amount equal to the excess, if any, of (i) the amount of interest that would have accrued on the amount so prepaid or returned, or not so borrowed, converted or continued, for the period from the date of such prepayment or return or of such failure to borrow, convert or continue to the last day of such Interest Period (or, in the case of a failure to borrow, convert or continue, the Interest Period that would have commenced on the date of such failure) in each case at the applicable rate of interest for such Loans provided for herein (excluding, however, the Applicable Margin included therein, if any) over (ii) the amount of interest (as reasonably determined by such Lender) that would have accrued to such Lender on such amount by placing such amount on deposit for a comparable period with leading banks in the interbank eurodollar market or other applicable interbank market. A certificate as to any amounts payable pursuant to this Section submitted to the Borrower by any Lender shall be conclusive absent manifest error. This covenant shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.

2.21.       Change of Lending Office. Each Lender agrees that, upon the occurrence of any event giving rise to the operation of Sections 2.18 or 2.19 with respect to such Lender, it will, if requested by the Company, use reasonable efforts (subject to overall policy considerations of such Lender) to designate another lending office for any Loans affected by such event with the object of avoiding the consequences of such event; provided, that such designation is made on terms that, in the good faith judgment of such Lender, (i) would eliminate or reduce the amounts payable pursuant to Section 2.18 or Section 2.19, as the case may be, in the future, (ii) would not subject such Lender to (A) any unreimbursed cost or expense or (B) significant investment of time or effort and (iii) would not otherwise be materially disadvantageous to such Lender, and provided, further, that nothing in this Section shall affect or postpone any of the obligations of the Borrower or the rights of any Lender pursuant to Section 2.18 or 2.19. The Company hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation.

2.22.       Replacement of Lenders. The Company shall be permitted, at its sole expense and effort, with respect to any Lender that (a) requests reimbursement for amounts owing pursuant to Section 2.18 or Section 2.19, (b) has become a Defaulting Lender hereunder or (c) in connection with any proposed amendment, waiver or consent requiring the consent of “each Lender” or “each Lender directly affected thereby” (or any other Class or group of Lenders other than the Required Lenders) with respect to which Required Lender consent, as applicable (or the consent of Lenders holding loans or commitments of such Class or lesser group representing more than 50% of the sum of the total loans and unused commitments of such Class or lesser group at such time) has been obtained, as applicable, is a non-consenting Lender (each such Lender, a “Non-Consenting Lender”) (1) to replace such Lender, with a replacement financial institution; provided that (i) the replacement financial institution shall purchase, at par, all Loans and other amounts owing to such replaced Lender on or prior to the date of replacement, (ii) the Borrower shall be liable to such replaced Lender under Section 2.20 for any losses suffered or expenses incurred by such Lender if any LIBO Rate Loan owing to such replaced Lender shall be purchased other than on the last day of the Interest Period relating thereto, (iii) the replacement financial institution, if not already a Lender, shall be reasonably satisfactory to the Administrative Agent to the extent such consent is required pursuant to Section 10.6, (iv) the replaced Lender shall be obligated to make such replacement in accordance with the provisions of Section 10.6 (provided that the Borrower shall be obligated to pay the registration and processing fee referred to therein) or pursuant to other procedures agreed upon by the Company and the Administrative Agent including deemed assignments upon payment to the replaced Lender of amounts required to be paid to it pursuant to this Section 2.22, (v) until such time as such replacement shall be consummated, the Borrower shall pay all additional amounts (if any) required pursuant to Section 2.18 or 2.19, as the case may be, and (vi) any such replacement shall not be deemed to be a waiver of any rights that the Borrower, the Administrative Agent or any other Lender shall have against the replaced Lender or (2) terminate the Commitment of such Lender and in the case of a Lender, repay all Obligations of the Borrower owing to such Lender relating to the applicable Loans, Commitments and participations held by such Lender as of such termination date. No action by or consent of any Lender referred to in this Section 2.22, including any Defaulting Lender or Non-Consenting Lender shall be necessary in connection with such assignment, which shall be immediately and automatically effective upon payment of the amounts described in the immediately preceding sentence.

2.23.        [Reserved].

2.24.        Extension of the Facilities.

(a)           The Borrower may at any time and from time to time, request that all or a portion of the Term Loans of a given Class (or series or tranche thereof) (each, an “Existing Term Loan Tranche”) be amended to extend the scheduled maturity date(s) with respect to all or a portion of any principal amount of such Term Loans (any such Term Loans which have been so amended, “Extended Term Loans”) and to provide for other terms applicable thereto consistent with this Section 2.24. In order to establish any Extended Term Loans, the Borrower shall provide a notice to the Administrative Agent (who shall provide a copy of such notice to each of the Lenders under the applicable Existing Term Loan Tranche) (each, a “Term Loan Extension Request”) setting forth the proposed terms of the Extended Term Loans to be established, which shall (x) be identical as offered to each Lender under such Existing Term Loan Tranche (including as to the proposed interest rates and fees payable) and offered pro rata to each Lender under such Existing Term Loan Tranche and (y) be identical to the Term Loans under the Existing Term Loan Tranche from which such Extended Term Loans are to be amended, except that: (i) all or any of the scheduled amortization payments of principal of the Extended Term Loans may be delayed to later dates than the scheduled amortization payments of principal of the Term Loans of such Existing Term Loan Tranche, to the extent provided in the applicable Extension Amendment; (ii) the All-in Yield with respect to the Extended Term Loans may be different than the All-in Yield for the Term Loans of such Existing Term Loan Tranche, in each case, to the extent provided in the applicable Extension Amendment; (iii) the Extension Amendment may provide for other covenants and terms that apply solely to any period after the Latest Maturity Date that is in effect on the effective date of the Extension Amendment; and (iv) the Extended Term Loans may have prepayment premiums or call protection as may be agreed by the Borrower and the Lenders thereof; provided that that (A) in no event shall the final maturity date of any Extended Term Loans of a given Term Loan Extension Series at the time of establishment thereof be earlier than the maturity date of the applicable Existing Term Loan Tranche, (B) the Weighted Average Life to Maturity of any Extended Term Loans of a given Term Loan Extension Series at the time of establishment thereof shall be no shorter than the remaining Weighted Average Life to Maturity of the applicable Existing Term Loan Tranche, (C) all documentation in respect of such Extension Amendment shall be consistent with the foregoing and (D) any Extended Term Loans may participate on a pro rata basis or less than a pro rata basis (but not greater than a pro rata basis) in any mandatory repayments or prepayments hereunder, in each case as specified in the respective Term Loan Extension Request. Any Class of Extended Term Loans amended pursuant to any Term Loan Extension Request shall be designated a series (each, a “Term Loan Extension Series”) of Extended Term Loans for all purposes of this Agreement; provided that any Extended Term Loans amended from an Existing Term Loan Tranche may, to the extent provided in the applicable Extension Amendment, be designated as an increase in any previously established Term Loan Extension Series with respect to such Existing Term Loan Tranche. Each Term Loan Extension Series of Extended Term Loans incurred under this Section 2.24 shall be in an aggregate principal amount that is not less than $20,000,000 (or such lesser amount as to which the Administrative Agent may agree).

(b)           The Borrower shall provide the applicable Term Loan Extension Request at least three (3) Business Days (or such shorter period as may be agreed by the Administrative Agent) prior to the date on which Lenders under the Existing Term Loan Tranche are requested to respond, and shall agree to such procedures, if any, as may be established by, or acceptable to, the Administrative Agent, in each case acting reasonably to accomplish the purposes of this Section 2.24. No Lender shall have any obligation to agree to have any of its Term Loans of any Existing Term Loan Tranche amended into Extended Term Loans pursuant to any Term Loan Extension Request. Any Lender holding a Loan under an Existing Term Loan Tranche (each, an “Extending Term Lender”) wishing to have all or a portion of its Term Loans under the Existing Term Loan Tranche subject to such Term Loan Extension Request amended into Extended Term Loans shall notify the Administrative Agent (each, an “Extension Election”) on or prior to the date specified in such Term Loan Extension Request of the amount of its Term Loans under the Existing Term Loan Tranche which it has elected to request be amended into Extended Term Loans (subject to any minimum denomination requirements imposed by the Administrative Agent). In the event that the aggregate principal amount of Term Loans under the Existing Term Loan Tranche, in respect of which applicable Term Lenders shall have accepted the relevant Term Loan Extension Request exceeds the amount of Extended Term Loans requested to be extended pursuant to the Term Loan Extension Request, Term Loans subject to Extension Elections shall be amended to Extended Term Loans on a pro rata basis (subject to rounding by the Administrative Agent, which shall be conclusive absent manifest error) based on the aggregate principal amount of Term Loans included in each such Extension Election.

(c)           Extended Term Loans shall be established pursuant to an amendment (each, an “Extension Amendment”) to this Agreement among the Borrower, the Administrative Agent and each Extending Term Lender providing an Extended Term Loan thereunder, which shall be consistent with the provisions set forth in Section 2.24(a) above, respectively (but which shall not require the consent of any other Lender). The effectiveness of any Extension Amendment shall be subject to the satisfaction on the date thereof of each of the conditions set forth in Section 5.2 and, to the extent reasonably requested by the Administrative Agent, receipt by the Administrative Agent of reaffirmation agreements and/or such amendments to the Security Documents as may be reasonably requested by the Administrative Agent in order to ensure that the Extended Term Loans are provided with the benefit of the applicable Loan Documents. The Borrower may, at its election, specify as a condition to consummating any Extension Amendment that a minimum amount (to be determined and specified in the relevant Term Loan Extension Request in the Borrower’s sole discretion and as may be waived by the Borrower) of Term Loans of any or all applicable Classes be tendered. The Administrative Agent shall promptly notify each Lender as to the effectiveness of each Extension Amendment. Each of the parties hereto hereby agrees that this Agreement and the other Loan Documents may be amended pursuant to an Extension Amendment, without the consent of any other Lenders, to the extent (but only to the extent) necessary to (i) reflect the existence and terms of the Extended Term Loans incurred pursuant thereto, (ii) modify the scheduled repayments set forth in Section 2.3 with respect to any Existing Term Loan Tranche subject to an Extension Election to reflect a reduction in the principal amount of the Term Loans thereunder in an amount equal to the aggregate principal amount of the Extended Term Loans amended pursuant to the applicable Extension Election (with such amount to be applied ratably to reduce scheduled repayments of such Term Loans required pursuant to Section 2.3), (iii) modify the prepayments set forth in Section 2.3 to reflect the existence of the Extended Term Loans and the application of prepayments with respect thereto, (iv) make such other changes to this Agreement and the other Loan Documents consistent with the provisions and intent of Section 10.1 (without the consent of the Required Lenders called for therein) and (v) effect such other amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrower, to effect the provisions of this Section 2.24, and the Required Lenders hereby expressly authorize the Administrative Agent to enter into any such Extension Amendment.

(d)           No extension of Loans pursuant to any Extension Election in accordance with this Section 2.24 shall constitute a voluntary or mandatory payment or prepayment for purposes of this Agreement.

(e)           This Section 2.24 shall supersede any provisions in Section 2.17(b) or  10.1 to the contrary.

2.25.        Incremental Loan Extensions.

(a)           The Borrower may, at any time, on one or more occasions pursuant to an Incremental Facility Amendment (i) add one or more new Classes of term facilities and/or increase the principal amount of any Term Loans of any existing Class by requesting new term loan commitments to be added to such Loans (any such new Class or increase, an “Incremental Term Facility” and any loans made pursuant to an Incremental Term Facility, “Incremental Term Loans”) and/or (ii) add one or more new Classes of revolving commitments (any such new Class, an “Incremental Revolving Facility” and, together with any Incremental Term Facility, “Incremental Facilities”, or either or any thereof, an “Incremental Facility”; and the loans thereunder, “Incremental Revolving Loans” and, together with any Incremental Term Loans, “Incremental Loans”) in an aggregate outstanding principal amount not to exceed the Incremental Cap; provided that:

(i)             no commitments in respect of Incremental Loans (“Incremental Commitment”) in respect of any Incremental Facility may be in an amount that is less than $10,000,000 (or such lesser amount to which the Administrative Agent may reasonably agree),

(ii)           except as separately agreed from time to time between the Borrower and any Lender, no Lender shall be obligated to provide any Incremental Commitment, and the determination to provide such commitments shall be within the sole and absolute discretion of such Lender (it being agreed that the Borrower shall not be obligated to offer the opportunity to any Lender to participate in any Incremental Facility),

(iii)          no Incremental Facility or Incremental Loan (nor the creation, provision or implementation thereof) shall require the approval of any existing Lender other than in its capacity, if any, as a lender providing all or part of such Incremental Facility or Incremental Loan,

(iv)         the final maturity date of any Incremental Revolving Facility or any Incremental Term Facility shall be no earlier than the Latest Maturity Date and the final maturity date of any Incremental Term Facility consisting of a tranche B term facility (i.e., a term loan facility having amortization, tenor and other terms customary for the term loan B market) (an “Incremental Tranche B Term Facility”) shall be no earlier than the Latest Maturity Date in respect of the Tranche B Term Facility and any other Incremental Tranche B Term Facility then outstanding; provided, that the foregoing limitation shall not apply to a customary bridge facility which, subject to customary conditions, automatically convert into long-term debt satisfying the requirements of this clause (iv) or to any Incremental Revolving Facility incurred in reliance on the Inside Maturity Basket,

(v)           the Weighted Average Life to Maturity of any Incremental Term Facility shall be no shorter than the remaining Weighted Average Life to Maturity of the Tranche B Term Facility; provided, that the foregoing limitation shall not apply to a customary bridge facility which, subject to customary conditions, automatically convert into long-term debt satisfying the requirements of this clause (v); provided, further, that the foregoing shall not apply to the extent the Weighted Average Life to Maturity of any Incremental Term Facility is shorter than the Weighted Average Life to Maturity Tranche B Facility solely to the extent necessary to make such Incremental Term Facility fungible with the Tranche B Term Facility,

(vi)          subject to clauses (iv) and (v) above, any Incremental Term Facility may otherwise have an amortization schedule as determined by the Borrower and the lenders providing such Incremental Term Facility,

(vii)         to the extent applicable, the fees payable in connection with any Incremental Facility shall be determined by the Borrower and the arrangers and/or lenders providing such Incremental Facility,

(viii)        (A) each Incremental Facility shall rank pari passu (but without regard to the control of remedies) with the Tranche B Term Loans in right of payment and security and (B) no Incremental Facility may be (x) guaranteed by any Subsidiaries other than Subsidiaries that are Guarantors or (y) secured by Liens on any assets other than the Collateral,

(ix)          any Incremental Term Facility may provide for the ability to participate (A) a pro rata basis or non-pro rata basis in any voluntary prepayment of Term Loans, in each case, made pursuant to Section 2.10 and (B) on a pro rata or less than pro rata basis (but not on a greater than pro rata basis, other than in the case of prepayment with proceeds of Indebtedness refinancing such Incremental Term Loans) in any mandatory prepayment of Term Loans required pursuant to Section 2.11(b),

(x)           no Event of Default shall exist immediately prior to or after giving effect to the effectiveness of such Incremental Facility (except in connection with any Limited Condition Transaction, where solely to the extent required by the Lenders providing such Incremental Facility, no such Event of Default shall exist at the time as elected by the Company pursuant to Section 1.4(d)),

(xi)          except as otherwise required or permitted in clauses (i) through (xi) above and except in the case of any increase in the principal amount of Term Loans of any existing Class, all other terms of any Incremental Facility shall be as agreed between the Borrower and the Lenders providing such Incremental Facility; provided that, to the extent such terms are not consistent with the terms in respect of the applicable Facility, they shall be not materially more restrictive (as determined by the Borrower in good faith), when taken as a whole, than those under such applicable Facility (except for covenants or other provisions (x) applicable only to periods after the maturity date of such applicable Facility, (y) that are also added for the benefit of each applicable Facility or (z) that are reasonably satisfactory to the Administrative Agent),

(xii)         the terms in respect of any Incremental Facility constituting an increase in the principal amount of an existing Class shall be the same as the terms of such existing Class;

(xiii)       the proceeds of any Incremental Facility may be used for working capital, Capital Expenditures and other general corporate purposes of the Company and its Subsidiaries (including permitted Restricted Payments, Investments, permitted acquisitions, Restricted Debt Payments) and any other purpose not prohibited by the terms of the Loan Documents, and

(xiv)       on the date of the making of any Incremental Term Loans that will be added to any Class of then existing Term Loans, and notwithstanding anything to the contrary set forth in Sections 2.14, such Incremental Term Loans shall be added to each borrowing of outstanding Term Loans of such Class on a pro rata basis (based on the relative sizes of such borrowings), so that each Term Lender providing such Incremental Term Loans will participate proportionately in each then-outstanding borrowing of Term Loans of such Class; it being acknowledged that the application of this clause may result in new Incremental Term Loans having Interest Periods (the duration of which may be less than one month) that begin during an Interest Period then applicable to outstanding LIBO Rate Loans of the relevant Class and which end on the last day of such Interest Period.

(xv)         solely in the case of any U.S. dollar-denominated Incremental Facility that is secured on a pari passu basis with the Tranche B Term Facility, if the All-in Yield applicable to any such Incremental Facility determined as of the initial funding date for such Incremental Facility is more than 0.75% higher than the corresponding All-in Yield applicable to the Tranche B Term Facility, then the interest rate margin for the Tranche B Term Facility shall be increased by an amount equal to the difference between the All-in Yield with respect to such Incremental Facility and the corresponding All-in Yield on the Tranche B Term Facility, minus 0.75% (for purposes of such calculation and with respect to any such facility, (x) subject to clause (z) below, All-in Yield shall be deemed to include all upfront fees and original issue discount (based on a four-year average life to maturity or, if less, the remaining life to maturity) payable to all lenders providing such facility and (y) if the Incremental Facility includes a “LIBOR” interest rate floor greater than the applicable interest rate floor under the Tranche B Term Facility and such floor is greater than the Adjusted LIBO Rate for a 3-month interest period at such time, such excess amount (above the greater of such floor and such Adjusted LIBO Rate) shall be equated to the applicable interest rate margin for purposes of determining whether an increase to the interest rate margin under the Tranche B Term Facility shall be required, but only to the extent an increase in the interest rate floor in the Tranche B Term Facility would cause an increase in the interest rate then in effect thereunder, and in such case, the interest rate floor (but not the interest rate margin) applicable to the Tranche B Term Facility shall be increased to the extent of such excess.

(b)           Incremental Commitments may be provided by any existing Lender or by any other Assignee (any such other Assignee being called an “Additional Lender”); provided that the Administrative Agent shall have consented (such consent not to be unreasonably withheld, conditioned or delayed) to the relevant Additional Lender’s provision of Incremental Commitments if such consent would be required under Section 10.6(c) for an assignment of Loans to such Additional Lender.

(c)           Each Lender or Additional Lender providing a portion of any Incremental Commitment shall execute and deliver to the Administrative Agent and the Borrower all such documentation (including the relevant Incremental Facility Amendment) as may be reasonably required by the Administrative Agent to evidence and effectuate such Incremental Commitment. On the effective date of such Incremental Commitment, each Additional Lender shall become a Lender for all purposes in connection with this Agreement.

(d)           As a condition precedent to the effectiveness of any Incremental Facility or the making of any Incremental Loans, (i) upon its request, the Administrative Agent shall have received reaffirmation agreements, supplements and/or amendments as it shall reasonably require, (ii) the Administrative Agent shall have received, from each Additional Lender, an administrative questionnaire in the form provided to such Additional Lender by the Administrative Agent (the “Administrative Questionnaire”) and such other documents as it shall reasonably require from such Additional Lender and (iii) the Administrative Agent and applicable Additional Lenders shall have received all fees required to be paid in respect of such Incremental Facility or Incremental Loans.

(e)           The Lenders hereby irrevocably authorize the Administrative Agent to enter into any Incremental Facility Amendment and/or any amendment to any other Loan Document with the Company and/or the Borrower as may be necessary in order to establish new or any increase in any Classes or sub-Classes in respect of Loans or commitments pursuant to this Section 2.25 and such technical amendments as may be necessary or appropriate in the reasonable opinion of the Administrative Agent and the Borrower in connection with the establishment of such Classes or sub-Classes, in each case on terms consistent with this Section 2.25 (including with respect to (i) establishing Incremental Revolving Commitments denominated in a foreign currency, (ii) the incorporation of customary agency provisions of the Administrative Agent required for the administration of a revolving credit facility, letter of credit facility and/or swing line loan facility established pursuant to any Class of Incremental Revolving Commitments (including provisions with respect to the inclusion of a customary base rate option for Borrowings under such revolving credit facility), (iii) the appointment of a letter of credit issuer and/or swing line lender pursuant to any Class of Incremental Revolving Commitments and/or (iv) the appointment of one or more a Subsidiary Guarantors as a Borrower in respect of such Incremental Facility).

(f)            Notwithstanding anything to the contrary in this Section 2.25 (including Section 2.25(d)) or in any other provision of any Loan Document, if the proceeds of any Incremental Term Facility are intended to be applied to finance an acquisition or other Investment and the lenders providing such Incremental Term Facility so agree, the availability thereof shall be subject to customary “SunGard” or “certain funds” conditionality (including the making and accuracy of customary specified representations in connection with such acquisition or other Investment).

(g)           This Section 2.25 shall supersede any provision in Section 2.17 or 10.1 to the contrary.

2.26.        Defaulting Lenders. Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a)           [Reserved];

(b)           the Tranche B Term Commitment and Tranche B Term Loans of such Defaulting Lender shall not be included in determining whether the Required Lenders or the Majority Facility Lenders under the Tranche B Term Facility have taken or may take any action hereunder (including any consent to any amendment, waiver or other modification pursuant to Section 10.1); provided that this clause (d) shall not apply in the case of an amendment, waiver or other modification requiring the consent of all Lenders or each Lender affected thereby; and

(c)           any amount payable to such Defaulting Lender hereunder (whether on account of principal, interest, fees or otherwise and including any amount that would otherwise be payable to such Defaulting Lender pursuant to Section 10.7 but excluding any amount that would otherwise be payable to such Defaulting Lender pursuant to Section 2.22) shall, in lieu of being distributed to such Defaulting Lender and without duplication, be retained by the Administrative Agent in a segregated interest-bearing account reasonably satisfactory to the Administrative Agent and the Borrower and, subject to any applicable requirements of law, be applied at such time or times as may be determined by the Administrative Agent (i) first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder, (ii) second, to the funding of any Tranche B Term Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent, (iii) third, if so determined by the Administrative Agent and the Borrower, unless such Defaulting Lender has no remaining unutilized Tranche B Term Commitment, held in such account as cash collateral for future funding obligations of the Defaulting Lender in respect of any Tranche B Term Loans under this Agreement, (iv) fourth, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement, and (v) fifth, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction, provided that, with respect to this clause (v), if such payment is (A) a prepayment of the principal amount of any Tranche B Term Loans as to which a Defaulting Lender has funded its participation and (B) made at a time when the conditions set forth in Section 5.2 are satisfied, such payment shall be applied solely to prepay the Tranche B Term Loans of all Tranche B Term Lenders that are not Defaulting Lenders under the Tranche B Term Facility pro rata prior to being applied to the prepayment of any Tranche B Term Loans of any Defaulting Lender.

The provisions of this Section 2.26 may not be amended, supplemented or modified without, in addition to consents required by Section 10.1, the prior written consent of the Administrative Agent, the Borrower and any Defaulting Lenders.

2.27.        [Reserved].

2.28.        Refinancing Facilities.

(a)           On one or more occasions after the Closing Date, the Borrower may obtain, from any Lender or any other bank, financial institution or other institutional lender or investor (other than an Ineligible Institution) that agrees to provide any portion of Refinancing Term Loans pursuant to a Refinancing Term Amendment in accordance with this Section 2.28 (each, an “Additional Refinancing Lender”) (provided that the Administrative Agent shall have consented (not to be unreasonably withheld or delayed) to such Lender’s or Additional Refinancing Lender’s providing such Refinancing Term Loans to the extent such consent, if any, would be required under Section 10.6(c) for an assignment of Loans to such Lender or Additional Refinancing Lender), Credit Agreement Refinancing Indebtedness in respect of all or any portion of any Class, as selected by the Borrower in its sole discretion, of Term Loans (or unused Commitments in respect thereof) then outstanding under this Agreement, in the form of Refinancing Term Loans or Refinancing Term Commitments.

(b)           The effectiveness of any Refinancing Term Amendment shall be subject to the satisfaction on the date thereof of each of the conditions set forth in Section 5.2, and, to the extent reasonably requested by the Administrative Agent, receipt by the Administrative Agent of reaffirmation agreements and/or such amendments to the Security Documents as may be reasonably requested by the Administrative Agent in order to ensure that such Credit Agreement Refinancing Indebtedness is provided with the benefit of the applicable Loan Documents.

(c)           Each issuance of Credit Agreement Refinancing Indebtedness under Section 2.28(a) shall be in an aggregate principal amount that is (x) not less than $10,000,000 and (y) an integral multiple of $1,000,000 in excess thereof.

(d)          Each of the parties hereto hereby agrees that this Agreement and the other Loan Documents may be amended pursuant to a Refinancing Term Amendment, without the consent of any other Lenders, to the extent (but only to the extent) necessary to (i) reflect the existence and terms of the Credit Agreement Refinancing Indebtedness incurred pursuant thereto and (ii) make such other changes to this Agreement and the other Loan Documents consistent with the provisions and intent of the third paragraph of Section 10.1 (without the consent of the Required Lenders called for therein) and (iii) effect such other amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrower, to effect the provisions of this Section 2.28, and the Required Lenders hereby expressly authorize the Administrative Agent to enter into any such Refinancing Term Amendment.

(e)           This Section 2.28 shall supersede any provisions in Section 2.17 or  10.1 to the contrary.

SECTION 3.         [RESERVED]

SECTION 4.         REPRESENTATIONS AND WARRANTIES

To induce the Administrative Agent and the Lenders to enter into this Agreement and to make the Loans, the Company and the Borrower each hereby represent and warrant to the Administrative Agent and each Lender that:

4.1.         Financial Condition. The financial statements of the Company and the Target delivered to the Arrangers prior to the Closing Date and the financial statements of the Company delivered pursuant to Section 6.1 present fairly in all material respects the financial condition of the Company and the Target, as applicable, as at the date referenced therein, and the combined results of its operations and its combined cash flows for the applicable periods then ended. All such financial statements, including the related schedules and notes thereto, have been prepared in accordance with GAAP applied consistently throughout the periods involved (except as approved by the aforementioned firm of accountants and disclosed therein).

4.2.          No Change. Since December 31, 2018, there has not occurred any change, development or event that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

4.3.          Existence; Compliance with Law. Each of the Company and its Subsidiaries (a) is (except in the case of any Immaterial Subsidiary) duly organized, validly existing and in good standing (to the extent such concept is relevant in the applicable jurisdiction) under the laws of the jurisdiction of its organization, (b) has the corporate or other organizational power and authority, and the legal right, to own and operate its property, to lease the property it operates as lessee and to conduct the business in which it is currently engaged, (c) is duly qualified as a foreign corporation or other entity and in good standing (to the extent such concept is relevant in the applicable jurisdiction) under the laws of each jurisdiction where its ownership, lease or operation of property or the conduct of its business requires such qualification and (d) is in compliance with all Requirements of Law except, in the case of clauses (a) (except with respect to the Company and the Borrower), (b), (c) and (d), to the extent that the failure to be qualified or comply would not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.4.          Power; Authorization; Enforceable Obligations. Each Loan Party has the corporate or other organizational power and authority, and the legal right, to make, deliver and perform the Loan Documents to which it is a party and, in the case of the Borrower, to borrow hereunder. Each Loan Party has taken all necessary corporate or other organizational action to authorize the execution, delivery and performance of the Loan Documents to which it is a party and, in the case of the Borrower, to authorize the borrowings on the terms and conditions of this Agreement. No consent or authorization of, filing with, notice to or other act by or in respect of, any Governmental Authority or any other Person is required in connection with the Transactions and the borrowings hereunder or with the execution, delivery, performance, validity or enforceability of this Agreement or any of the other Loan Documents, except (i) consents, authorizations, filings and notices described in Schedules 4.4, 4.20(a) and 4.20(b), which consents, authorizations, filings and notices have been obtained or made and are in full force and effect or will have been obtained or made and be in full force and effect on the Closing Date or (ii) where the failure to obtain such consent or authorization, or failure to file or provide notice would not, in the aggregate, reasonably be expected to have a Material Adverse Effect. Each Loan Document has been duly executed and delivered on behalf of each Loan Party that is a party thereto. This Agreement constitutes, and each other Loan Document upon execution will constitute, a legal, valid and binding obligation of each Loan Party that is a party thereto, enforceable against each such Loan Party in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

4.5.        No Legal Bar. The execution, delivery and performance of this Agreement and the other Loan Documents, the borrowings hereunder and the use of the proceeds thereof will not violate (a) the Certificate of Incorporation and By-Laws or other organizational or governing documents of the Company or any of its Subsidiaries or (b) any other Requirement of Law or any Contractual Obligation of the Company or any of its Subsidiaries and will not result in, or require, the creation or imposition of any Lien on any of their respective properties or revenues pursuant to any Requirement of Law or any such Contractual Obligation (other than the Liens created by the Security Documents), except to the extent, in this clause (b), such violation would not reasonably be expected to have a Material Adverse Effect.

4.6.          Litigation. No litigation, investigation or proceeding of or before any arbitrator or Governmental Authority is pending or, to the Knowledge of the Company, threatened by or against the Company or any of its Subsidiaries or against any of their respective properties or revenues (a) with respect to any of the Loan Documents or any of the transactions contemplated hereby or thereby, or (b) that would reasonably be expected to have a Material Adverse Effect.

4.7.          No Default.

(a)           Neither the Company nor any of its Subsidiaries is in default under or with respect to any of its Contractual Obligations in any respect that would reasonably be expected to have a Material Adverse Effect.

(b)           No Default has occurred and is continuing.

4.8.          Ownership of Property. Each of the Company and its Subsidiaries (other than Foreign Subsidiaries, as to which no representation is made) has title in fee simple to, or a valid leasehold interest in, all its material real property, including the Mortgaged Properties, and good title to, or a valid leasehold interest in, all its other property and rights, except where such failure would not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.9.         Intellectual Property. To the Knowledge of the Company, the Company and each of its Subsidiaries owns, or has a license or right to use, all material Intellectual Property necessary for the conduct of its business as currently conducted, and no claim has been asserted and is pending by any Person challenging or questioning the use of any such material Intellectual Property or the validity of any such material Intellectual Property owned by the Company or any of its Subsidiaries, nor does the Company know of any valid basis for any such claim, except, in each of the foregoing cases, as would not, in the aggregate, reasonably be expected to result in a Material Adverse Effect. To the Knowledge of the Company, no use of Intellectual Property by the Company and its Subsidiaries infringes, misappropriates or otherwise violates the valid and enforceable Intellectual Property rights of any Person, except where such use would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

4.10.        Taxes. Except as would not be expected to result in a Material Adverse Effect, each of the Company and each of its Subsidiaries has filed or caused to be filed all Federal, state and other tax returns that are required to be filed and has paid all Taxes (whether or not shown to be due and payable on said returns) or on any assessments made against it or any of its property and all other Taxes imposed on it or any of its property by any Governmental Authority (other than any amount or validity of which are currently being contested in good faith by appropriate proceedings and with respect to which reserves in conformity with GAAP have been provided on the books of the Company or such Subsidiary, as the case may be).

4.11.       Federal Regulations. No part of the proceeds of any Loans will be used for “buying” or “carrying” any “margin stock” within the respective meanings of each of the quoted terms under Regulation U as now and from time to time hereafter in effect or for any purpose that violates the provisions of the Regulations of the Board.

4.12.       Labor Matters. Except as, in the aggregate, would not reasonably be expected to have a Material Adverse Effect: (a) there are no strikes or other labor disputes against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened and (b) hours worked by and payment made to employees of the Company and its Subsidiaries have not been in violation of the Fair Labor Standards Act or any other applicable Requirement of Law dealing with such matters.

4.13.        ERISA. During the five-year period prior to the date on which this representation is made, except as would not reasonably be expected to have a Material Adverse Effect, (a) neither a Reportable Event nor an “accumulated funding deficiency” or “failure to meet the minimum funding standards” (within the meaning of Section 412 of the Code or Section 302 of ERISA) has occurred with respect to any Single Employer Plan, (b) each Single Employer Plan has complied with the applicable provisions of ERISA and the Code, (c) no termination of a Single Employer Plan under Section 4041(c) of ERISA has occurred, and (d) no Lien in favor of the PBGC or a Plan has arisen. The present value of all accrued benefits under each Single Employer Plan (based on those assumptions used to fund such Plans) did not, as of the last annual valuation date prior to the date on which this representation is made or deemed made, exceed the value of the assets of such Single Employer Plan allocable to such accrued benefits by an amount which would reasonably be expected to have a Material Adverse Effect. Neither the Company nor any Commonly Controlled Entity has had a complete or partial withdrawal from any Multiemployer Plan that has resulted or would reasonably be expected to result in a Material Adverse Effect. Except as would not reasonably be expected to result in a Material Adverse Effect to the Loan Parties, no such Multiemployer Plan is Insolvent.

4.14.        Investment Company Act; Other Regulations. No Loan Party is required to register as an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

4.15.       Subsidiaries. Schedule 4.15 sets forth the name and jurisdiction of formation of each Subsidiary and, as to each such Subsidiary, the percentage of each class of Capital Stock owned by the Company or any Subsidiary, in each case, on the Closing Date.

4.16.        Use of Proceeds. The proceeds of the Term Loans shall be used to pay the Closing Cash Payment (as defined in the Acquisition Agreement) and fees and expenses relating to the Transactions, in each case, on the Closing Date.

4.17.        Environmental Matters. Except as, in the aggregate, would not reasonably be expected to have a Material Adverse Effect:

(a)           the facilities and real properties owned, leased or operated by the Company or any of its Subsidiaries (the “Properties”) do not contain any Materials of Environmental Concern under circumstances that constitute a violation of, or would reasonably be expected to give rise to liability under, any Environmental Law;

(b)           neither the Company nor any of its Subsidiaries has received any written notice of violation, alleged violation, non-compliance, liability or potential liability regarding Environmental Laws with regard to any of the Properties or the business operated by the Company or any of its Subsidiaries (the “Business”) nor does the Company have Knowledge of any such threatened notice;

(c)           Materials of Environmental Concern have not been transported or disposed of from the Properties in violation of, or in a manner or to a location that would be reasonably expected to give rise to liability under, any Environmental Law, nor have any Materials of Environmental Concern been generated, treated, stored or disposed of at, on or under any of the Properties in violation of, or in a manner that would reasonably be expected to give rise to liability under, any Environmental Law;

(d)           no judicial proceeding or governmental or administrative action is pending or, to the Knowledge of the Company, threatened, under any Environmental Law to which the Company or any Subsidiary is or, to the knowledge of the Company, will be named as a party with respect to the Properties or the Business, nor are there any consent decrees or other decrees, consent orders or administrative orders or other orders in effect under any Environmental Law with respect to the Properties or the Business;

(e)           there has been no release or threatened release of Materials of Environmental Concern at or from the Properties, or arising from or related to the operations of the Company or any Subsidiary in connection with the Properties or otherwise in connection with the Business, in violation of or in amounts or in a manner that could give rise to liability under Environmental Laws; and

(f)            the Company and the Subsidiaries are, and have in the last five years been in compliance, with all applicable Environmental Laws.

4.18.          Accuracy of Information, etc..

(a)           (i) Written factual information, other than the Projections, forward-looking statements, estimates and information of a general economic or industry specific nature (the “Information”), that has been made available to the Administrative Agent or the Arrangers in connection with the transactions contemplated by this Agreement, concerning the Company, its Subsidiaries, the Transactions, the other transactions contemplated by this Agreement and, to the Knowledge of the Company, the Target and the Subsidiaries of the Target, when taken as a whole, does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (after giving effect to all supplements and updates thereto) and (ii) the Projections have been prepared in good faith based upon assumptions believed by the Company to be reasonable at the time furnished (it being recognized that such Projections are not to be viewed as facts and are subject to significant uncertainties and contingencies many of which are beyond the Company’s control and that actual results during the period or periods covered by any such Projections may differ from the projected results, and such differences may be material).

(b)           As of the Closing Date, to the best Knowledge of the Company, the information included in the Beneficial Ownership Certification and any Declaration of Beneficiaries and Controlling Parties provided on or prior to the Closing Date to any Lender in connection with this Agreement is true and correct in all material respects.

4.19.        Security Documents.

(a)           The Collateral Agreement is effective to create in favor of the Collateral Agent, for the benefit of the Administrative Agent and the Lenders, a legal, valid and enforceable (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally) security interest in the Collateral described therein and proceeds thereof. In the case of the Pledged Stock, when the Administrative Agent (or its designee or agent) obtains control of stock certificates representing such Pledged Stock, in the case of the other Collateral described in the Collateral Agreement (other than any Intellectual Property constituting Collateral), when financing statements and other filings specified on Schedule 4.19(a) in appropriate form are or have been filed in the offices specified on Schedule 4.19(a), and, in the case of Intellectual Property constituting Collateral, when financing statements and other filings specified on Schedule 4.19(a) in appropriate form are or have been filed in the appropriate offices and appropriate filings have been filed with the United States Patent and Trademark Office or United States Copyright Office, as applicable, the Collateral Agreement shall constitute a fully perfected Lien on, and security interest in, all right, title and interest of the Loan Parties party thereto in such Collateral and the proceeds thereof to the extent a security interest can be perfected by filings or other action required thereunder as security for the Obligations (as defined in the Collateral Agreement), in each case prior and superior in right to any other Person (except, Liens permitted by Section 7.3).

(b)           The Israeli Security Agreement is effective to create in favor of the Collateral Agent, for the benefit of the Administrative Agent and the Lenders, a legal, valid and enforceable (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally) security interest in the Collateral described therein and proceeds thereof. If filed with the Israeli Registrar of Companies within 21 days of execution thereof, the Israeli Security Agreement shall constitute a fully perfected Lien on, and security interest in, all right, title and interest of the Company in such Collateral and the proceeds thereof to the extent a security interest can be perfected by filings or other action required thereunder as security for the Secured Obligations (as defined in the Israeli Security Agreement), in each case prior and superior in right to any other Person (except Liens permitted by Section 7.3).

(c)           Each of the Mortgages is effective to create in favor of the Collateral Agent, for the benefit of the Administrative Agent and the Lenders, a legal, valid and enforceable Lien on the Mortgaged Properties described therein and proceeds thereof, and when the Mortgages are or have been filed or recorded in the appropriate offices, each such Mortgage shall constitute a fully perfected Lien on, and security interest in, all right, title and interest of the Loan Parties in the Mortgaged Properties and the proceeds thereof, as security for the Obligations (as defined in the relevant Mortgage), in each case prior and superior in right to any other Person subject only to permitted Liens described in Section 7.3 hereof. As of the Closing Date, Schedule 1.1B lists each of the real properties in the United States owned in fee simple by the Company or any of its Subsidiaries having a value, in the reasonable opinion of the Company, in excess of $10,000,000.

4.20.        Solvency. As of the Closing Date, (a) each Loan Party is, and after giving effect to the Transactions and the incurrence of all Indebtedness and obligations being incurred in connection herewith and therewith will be, Solvent and (b) the Company is not insolvent under the Israeli Insolvency and Economic Recovery Law, 2018.

4.21.        Anti-Corruption Laws; Sanctions and Patriot Act. The Company has implemented and maintains in effect policies and procedures reasonably designed to promote compliance by the Company, its Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions, and the Company, its Subsidiaries and, to the Knowledge of the Company, its directors, officers, employees and agents, acting in their capacity as such, are in compliance with Anti-Corruption Laws and applicable Sanctions in all material respects. None of (a) the Company, any Subsidiary or, to the Knowledge of the Company, any of the Company’s directors, officers or employees, or (b) to the Knowledge of the Company, any agent of the Company or any Subsidiary that will act in any capacity in connection with or benefit from the credit facilities established hereby, is a Sanctioned Person. No Loan, direct or, to the Borrower’s Knowledge, indirect use of proceeds, or other transaction by the Borrower contemplated by this Agreement will violate the Patriot Act, Anti-Corruption Laws or applicable Sanctions. To its knowledge, none of the Company or any of its Subsidiaries has entered into any transaction, contract or arrangement or agreed to enter into any of the foregoing: (i) that is prohibited under the Law on the Struggle Against Iran’s Nuclear Program, 5772-2012 or (ii) with any person that is, or is controlled by, a person located, resident in, organized under the laws of, or owned or controlled by the government of, a country or territory that is an enemy country under the Israeli Trade with the Enemy Ordinance 1939.

4.22.        EEA Financial Institutions. No Loan Party is an EEA Financial Institution.

4.23.        Israeli Companies Law. The Company is not a “company in violation” under Section 362A of Israeli Companies Law 5759-1999, and except as would not, in the aggregate, reasonably be expected to result in a Material Adverse Effect, no other Loan Party is a “company in violation” under Section 362A of Israeli Companies Law 5759-1999.

SECTION 5.         CONDITIONS PRECEDENT

5.1.          [Reserved].

5.2.          Conditions to the Closing Date. The agreement of each Lender to make extensions of credit hereunder is subject to the prior or concurrent satisfaction of the following conditions precedent:

(a)           Loan Documents and Certificates. Subject in all respects to the Limited Conditionality Provision in the last paragraph of this Section 5.2, the Administrative Agent shall have received the following, each dated the Closing Date:

(i)            counterparts of this Agreement executed by each of the Lenders and a Responsible Officer of the Company and a Responsible Officer of the Borrower;

(ii)           the Guarantee Agreement, executed and delivered by each Loan Party and the Administrative Agent;

(iii)          the Collateral Agreement, executed and delivered by each Loan Party, the Administrative Agent and the Collateral Agent;

(iv)          the Israeli Security Agreement, executed and delivered by the Company, the Administrative Agent and the Collateral Agent and in acceptable form for filing with the Israeli Registrar of Companies; and

(v)           (A) a certificate of a Responsible Officer of the Company certifying satisfaction of the conditions set forth in Sections 5.2(k) and (l) and (B) a certificate of each Loan Party, dated as of the Closing Date, executed by a secretary, assistant secretary or other senior officer (as the case may be) thereof, which shall (I) certify that attached thereto is a true and complete copy of the resolutions or written consents of its shareholders, board of directors, board of managers, members or other governing body authorizing the entry into the Loan Documents to which it is a party and, in the case of the Borrower, the borrowings, and that such resolutions or written consents have not been modified, rescinded or amended and are in full force and effect, (II) identify by name and title and bear the signatures of the officers, managers, directors or authorized signatories of such Loan Party authorized to sign the Loan Documents to which it is a party on the Closing Date and (III) certify (x) that attached thereto is a true and complete copy of the certificate or articles of incorporation or organization (or memorandum of association or other equivalent thereof) of such Loan Party (or articles of association or other equivalent thereof) and a true and correct copy of its by-laws or operating, management, partnership or similar agreement and (y) that such documents or agreements have not been amended (except as otherwise attached to such certificate and certified therein as being the only amendments thereto as of such date).

(b)           Legal Opinion. The Administrative Agent shall have received the executed legal opinions, each in a form reasonably acceptable to the Administrative Agent of (i) Davis Polk & Wardwell LLP, special New York counsel to the Loan Parties, (ii) Morris, Nichols, Arsht & Tunnell LLP, Delaware counsel to the applicable Loan Parties and (iii) Meitar Law Offices, Israeli counsel to the Loan Parties.

(c)           KYC. The Administrative Agent shall have received, at least three business days prior to the Closing Date, all documentation and other information as has been reasonably requested in writing at least ten business days prior to the Closing Date by the Administrative Agent or the Arrangers that they reasonably determine is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act and the Beneficial Ownership Regulation.

(d)           Fees. The Administrative Agent shall have received all fees, interest and other amounts due and payable as of the Closing Date to the Administrative Agent and the Lenders under the Loan Documents and pursuant to any fee or similar letters (including the Fee Letter) executed by the Company in connection herewith shall be paid, including reimbursement or payment of all out-of-pocket expenses required thereunder to be reimbursed or paid by the Company and its subsidiaries, in each case solely to the extent invoiced in writing to the Company in reasonable detail at least three business days prior to the Closing.

(e)           Historical Financial Statements. The Administrative Agent shall have received (i) audited consolidated balance sheets and related statements of income (loss), convertible preferred shares and shareholder equity and cash flows of the Company and its subsidiaries for the three most recently completed fiscal years ended at least 90 days prior to the Closing Date, (ii) unaudited consolidated balance sheets and related statements of income (loss), convertible preferred shares and shareholder equity and cash flows of the Company and its subsidiaries for each subsequent fiscal quarter ended at least 45 days prior to the Closing Date if such period is one of the first three fiscal quarters of a fiscal year, (iii) the audited consolidated balance sheet and income statement, cash flow statement and changes in equity of the Target and its subsidiaries for the three most recently completed fiscal years ended at least 90 days prior to the Closing Date and (iv) the unaudited consolidated balance sheet and income statement, cash flow statement and changes in equity of the Target and its subsidiaries for each subsequent fiscal quarter ended at least 45 days prior to the Closing Date if such period is one of the first three fiscal quarters of a fiscal year, together with interim financial statements for the same period in the prior fiscal year.

(f)            Pro Forma Balance Sheet. The Administrative Agent shall have received a pro forma consolidated balance sheet (the “Pro Forma Balance Sheet”) and related pro forma consolidated statement of operations of the Company and its subsidiaries as of and for the 12-month period ending on the last day of the most recently completed four fiscal quarter period for which financial statements of the Company and its subsidiaries were delivered under Section 5.2(e) above, prepared after giving effect to the Transactions and the other transactions contemplated hereby to be consummated on the Closing Date as if the Transactions and such other transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such statements or operations), which need not be prepared in compliance with Regulation S-X of the Securities Act of 1933, as amended, or include adjustments for purchase accounting (including adjustments of the type contemplated by Financial Accounting Standards Board Accounting Standards Codification 805, Business Combinations (formerly SFAS 141R)).

(g)          Collateral. Subject in all respects to the Limited Conditionality Provision in the last paragraph of this Section 5.2, with respect to the Tranche B Term Loan, all documents and instruments necessary to create and perfect a first priority security interest (subject to liens permitted under the Loan Documents) in the Collateral shall have been delivered by the Loan Parties.

(h)           Material Adverse Effect. There shall not have been a “Material Adverse Effect” (as defined in the Acquisition Agreement as in effect on July 22, 2021, “Company Material Adverse Effect”) which has occurred.

(i)            Solvency Certificate. The Administrative Agent shall have received a solvency certificate dated as of the Closing Date in substantially the form of Exhibit E from a Responsible Officer of the Company (or, at the option of the Borrower, a third party opinion as to the solvency of the Borrower and its subsidiaries on a consolidated basis issued by a nationally recognized firm).

(j)            Consummation of the Acquisition. The terms of the Acquisition Agreement and all related documentation shall each be reasonably satisfactory to the Lenders. The Acquisition shall have been consummated, or shall be consummated substantially simultaneously with, the initial borrowings of the Tranche B Term Loans in all material respects in accordance with the terms of the Acquisition Agreement, without giving effect to any modifications, amendments, supplements, consents, waivers or requests that are materially adverse to the interests of the Lenders (it being understood that any modification, amendment, supplement, consent, waiver or request by the Company (or an affiliate of the Company) to the definition of Company Material Adverse Effect shall be deemed to be materially adverse to the interests of the Lenders), unless consented to in writing by the Arrangers (such consent not to be unreasonably withheld or delayed). Without limiting the generality of the preceding portion of this paragraph, (x) any modification, amendment, supplement, consent, waiver or request resulting in an increase in the Closing Cash Payment shall be deemed to be materially adverse to the interests of the Lenders unless any such increase is funded with equity of the Company or balance sheet cash, and (y) any modification, amendment, supplement, consent, waiver or request resulting in any decrease in the Closing Cash Payment shall be deemed to be materially adverse to the interests of the Lenders, unless any such decrease is accompanied by a dollar-for-dollar decrease in the Tranche B Term Facility.

(k)          Specified Representations and Specified Acquisition Agreement Representations. The Specified Acquisition Agreement Representations shall be true and correct and the Specified Representations shall be true and correct in all material respects as of the Closing Date (except in the case of any Specified Representation which expressly relates to a given date or period, such representation and warranty shall be true and correct in all material respects as of the respective date or for the respective period, as the case may be); provided, that to the extent that any of the Specified Representations are qualified by or subject to a “material adverse effect”, “material adverse change”, materiality or similar term or qualification, such Specified Representations shall be true in all respects (except in the case of any Specified Representation which expressly relates to a given date or period, such representation and warranty shall be true and correct in all respects as of the respective date or for the respective period, as the case may be).

(l)            Target Refinancing. The Target Refinancing shall have been consummated, or will be consummated substantially concurrently with the initial borrowings under this Agreement.

(m)        SPAC Transactions. The SPAC Transactions shall have been consummated in all material respects in accordance with the terms of the SPAC Merger Agreement, without giving effect to any modifications, amendments, supplements, consents, waivers or requests that are materially adverse to the interests of the Lenders.

(n)          Israeli Security Agreement. Subject in all respects to the Limited Conditionality Provision in the last paragraph of this Section 5.2, the Administrative Agent shall have received an original charge registration form (in Hebrew) (“Form 10”), executed and delivered by the Company (and its officers) and in acceptable form for filing with the Israeli Registrar of Companies.

It is understood and agreed that for purposes of the availability of the Tranche B Term Loans on the Closing Date, to the extent any security interest in the intended Collateral (other than any Collateral the security interest in which may be perfected by the filing of a UCC financing statement or the equivalent in the State of Israel or the delivery of stock certificates evidencing Capital Stock in (x) the Domestic Subsidiaries of the Company (other than the Target and its Subsidiaries), (y) the Borrower and (z) to the extent provided by the Target on the Closing Date after the use of commercially reasonable efforts, the Target, the Target’s Domestic Subsidiaries and the Target’s Subsidiaries organized under the Laws of the State of Israel) is not provided on the Closing Date after the Company’s use of commercially reasonable efforts to do so, the provision of such perfected security interest(s) shall not constitute a condition precedent under this Section 5.2 but shall be required to be delivered no later than ninety (90) days after the Closing Date (or such later date agreed to by the Administrative Agent). This paragraph is referred to herein as the “Limited Conditionality Provision”.

SECTION 6.         AFFIRMATIVE COVENANTS

From and after the Closing Date, the Company hereby agrees that, so long as the Commitments remain in effect or any Loan or other amount is due and owing to any Lender or the Administrative Agent hereunder, the Company shall and shall cause each of its Subsidiaries to:

6.1.         Financial Statements. Furnish to the Administrative Agent and each Lender:

(a)           as soon as available, but in any event within (i) with respect to the fiscal year of the Company during which the Closing Date occurred, 120 days after the end of such fiscal year of the Company and (ii) with respect to each subsequent fiscal year of the Company, 90 days after the end of such fiscal year of the Company ending after the Closing Date, a copy of the audited consolidated balance sheet of the Company and its consolidated Subsidiaries as at the end of such year and the related audited consolidated statements of income and of cash flows for such year, setting forth in each case in comparative form the figures for the previous year, reported on without a “going concern” or like qualification or exception, or qualification arising out of the scope of the audit (other than any such exception, explanatory paragraph or qualification, that is expressly solely with respect to, or expressly resulting solely from, (i) an upcoming maturity date under Indebtedness permitted to be incurred under Section 7.2 that is scheduled to occur within one year from the time such audit report is delivered, or (ii) the activities, operations, financial results, assets or liabilities of any Unrestricted Subsidiary), by Ernst & Young LLP or other independent certified public accountants of nationally recognized standing;

(b)          as soon as available, but in any event not later than 45 days (or, 60 days with respect to any such fiscal quarter ending during the first year following the Closing Date) after the end of any fiscal quarter of the Company ending after the Closing Date (other than the fourth fiscal quarter of any fiscal year), the unaudited consolidated or combined, as applicable, balance sheet of the Company and its consolidated or combined, as applicable, Subsidiaries as at the end of such fiscal quarter and the related unaudited consolidated or combined, as applicable, statements of income and of cash flows for such quarter and the portion of the fiscal year through the end of such quarter, setting forth in each case in comparative form the figures for the previous year, certified by a Responsible Officer as fairly presenting in all material respects the financial condition of the Company and its subsidiaries (subject to normal year-end audit adjustments);

(c)           as soon as available, but in any event within 90 days after the end of any fiscal year of the Company ending after the Closing Date, a copy of the audited consolidated balance sheet of the Company and its consolidated Subsidiaries as at the end of such year and the related audited consolidated statements of income and of cash flows for such year, setting forth in each case in comparative form the figures for the previous year, reported on without a “going concern” or like qualification or exception, or qualification arising out of the scope of the audit (other than any such exception, explanatory paragraph or qualification, that is expressly solely with respect to, or expressly resulting solely from, (i) an upcoming maturity date under Indebtedness permitted to be incurred under Section 7.2 that is scheduled to occur within one year from the time such audit report is delivered, or (ii) the activities, operations, financial results, assets or liabilities of any Unrestricted Subsidiary), by independent certified public accountants of nationally recognized standing;

(d)           on the Closing Date or reasonably prior to the Closing Date, a reasonably detailed calculation of Consolidated EBITDA for the period of four consecutive full fiscal quarters most recently ended prior to the Closing Date (it being understood and agreed that a level of detail consistent with the detail provided in the Company Model shall be deemed reasonably detailed for the purposes of this clause (f)).

All such financial statements shall be prepared in reasonable detail and in accordance in all material respects with GAAP applied consistently throughout the periods reflected therein and with prior periods (except as approved by such accountants or officer, as the case may be, and disclosed therein).

Financial statements and reports required to be delivered pursuant to this Section 6.1 and Section 6.2(d) shall be deemed to have been delivered on the date on which (a) such financial statements or reports have been included in the Company’s annual report on Form 10-K or Form 20-F or quarterly report on Form 10-Q or Form 6-K, as the case may be, as filed with the SEC, and such report has been posted on the SEC website on the Internet at sec.gov/edaux/searches.htm (or any successor website), on the Company’s IntraLinks site at intralinks.com or on the Company’s website or (b) the Company provides notice to the Administrative Agent (which notice the Administrative Agent shall promptly provide to the Lenders) that such financial statement or report has been posted at another relevant website identified in such notice and accessible by the Lenders without charge.

6.2.          Certificates; Other Information. Furnish to the Administrative Agent and each Lender:

(a)          simultaneously with the delivery of each set of consolidated financial statements referred to in Section 6.1(a) and Section 6.1(b) above, the related consolidating financial information (which may be unaudited) reflecting adjustments necessary to eliminate the accounts of Unrestricted Subsidiaries (if any) from such consolidated financial statements;

(b)          within 10 Business Days after the delivery of any financial statements pursuant to Section 6.1, (i) a certificate of a Responsible Officer stating that such Responsible Officer has obtained no knowledge of any Default or Event of Default except as specified in such certificate and (ii) in the case of quarterly or annual financial statements, a Compliance Certificate as of the last day of the fiscal quarter or fiscal year of the Company, as the case may be (in the case of each Compliance Certificate delivered in connection with annual financial statements, including, from and after the first full fiscal year ending after the Closing Date, a reasonably detailed calculation of Excess Cash Flow);

(c)           [reserved];

(d)          promptly upon the mailing thereof, copies of all financial statements and reports (except to the extent previously delivered pursuant to Section 6.1) that the Company sends to the holders of any class of its debt securities or public equity securities and, within five days after the same are filed, copies of all financial statements and reports that the Company may make to, or file with, the SEC;

(e)          promptly following any reasonable request therefor, information and documentation reasonably requested by the Administrative Agent or any Lender for purposes of compliance with applicable “know your customer” regulations and anti-money laundering rules and regulations, including the Patriot Act and the Beneficial Ownership Regulation;

(f)            promptly, such additional financial information as any Lender (through the Administrative Agent) may from time to time reasonably request.

6.3.          Payment of Taxes. Pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all Tax obligations, except where the amount or validity thereof is currently being contested in good faith by appropriate proceedings and reserves in conformity with GAAP with respect thereto have been provided on the books of the Company or its Subsidiaries, as the case may be, or except where such failure would not, in the aggregate, reasonably be expected to result in a Material Adverse Effect.

6.4.          Maintenance of Existence; Compliance. (a) (i) Preserve, renew and keep in full force and effect its corporate or other organizational existence and (ii) take all reasonable action to maintain all rights, privileges and franchises necessary or desirable in the normal conduct of the Business, except, in each case, as otherwise permitted by Section 7.4 and except, in the case of each of clause (i) (other than with respect to the existence of the Borrower) and (ii) above, to the extent that failure to do so would not, in the aggregate, reasonably be expected to have a Material Adverse Effect, (b) comply with all Contractual Obligations and Requirements of Law except to the extent that failure to comply therewith would not, in the aggregate, reasonably be expected to have a Material Adverse Effect and (c) maintain in effect and apply policies and procedures reasonably designed to ensure compliance in all material respects by the Company, its Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions.

6.5.          Maintenance of Property; Insurance. (a) Keep all property useful and necessary in its business in good working order and condition, ordinary wear and tear excepted, except where such failure would not, in the aggregate, reasonably be expected to result in a Material Adverse Effect and (b) maintain with financially sound and reputable insurance companies insurance on all its property in at least such amounts and against at least such risks (but including in any event public liability, product liability and business interruption) as are customarily insured against in the same general area by companies engaged in the same or a similar business.

6.6.          Inspection of Property; Books and Records; Discussions. (a) Keep proper books of records and accounts in conformity in all material respects with GAAP and (b) permit representatives of the Administrative Agent (which, following the occurrence and during the continuance of an Event of Default, may be accompanied by representatives of any Lender), upon reasonable prior written notice, to make reasonable visits to and inspections of any of its properties and examine and make abstracts from any of its books and records at any reasonable time and as often as may reasonably be desired and to discuss the business, operations, properties and financial condition of the Company and its Subsidiaries with officers of the Company and its Subsidiaries; provided that with respect to clause (b), prior to the occurrence and continuation of an Event of Default, no more than one such visit shall be made per year.

6.7.          Notices. Promptly give notice to the Administrative Agent and each Lender of:

(a)           the occurrence of any Default or Event of Default upon obtaining Knowledge thereof;

(b)           any (i) default or event of default under any Contractual Obligation of the Company or any of its Subsidiaries that, would reasonably be expected to have a Material Adverse Effect or (ii) litigation, investigation or proceeding affecting the Company or any of its Subsidiaries that would reasonably be expected to have a Material Adverse Effect;

(c)           the following events, as soon as possible and in any event within 30 days after the Company has Knowledge: (i) the occurrence of any Reportable Event with respect to any Plan, a failure to make any required contribution to a Plan, the creation of any Lien in favor of the PBGC or a Plan or any withdrawal from, or the termination or Insolvency of, any Multiemployer Plan or (ii) the institution of proceedings or the taking of any other action by the PBGC or the Company or any Commonly Controlled or any Multiemployer Plan with respect to the withdrawal from, or the termination or Insolvency of, any Plan; provided, that in each case of clauses (i) and (ii), except as would not reasonably be expected to have a Material Adverse Effect; and

(d)           any development or event that has had or would reasonably be expected to have a Material Adverse Effect.

Each notice pursuant to this Section 6.7 shall be accompanied by a statement of a Responsible Officer setting forth details of the occurrence referred to therein and stating what action the Company or the relevant Subsidiary proposes to take with respect thereto.

6.8.          Environmental Laws. Comply with, and take commercially reasonable steps to ensure compliance in all material respects by all tenants and subtenants, if any, with, all applicable Environmental Laws, and obtain and comply with and maintain, and take commercially reasonable steps to ensure that all tenants and subtenants obtain and comply in all material respects with and maintain, any and all licenses, approvals, notifications, registrations or permits required by applicable Environmental Laws, except, in each case with respect to this Section 6.8, to the extent the failure to do so would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

6.9.          Additional Collateral, etc..

(a)           With respect to any property or rights acquired after the Closing Date by the Company or any of its Subsidiaries that is a Loan Party (or is required to be a Loan Party pursuant to the terms of this Agreement and the other Loan Documents) (other than any property described in paragraph (b), (c) or (d) below) as to which the Collateral Agent, for the benefit of the Administrative Agent and the Lenders, does not have a perfected Lien, promptly (and, in any event within 60 days following such acquisition) (i) execute and deliver to the Administrative Agent and the Collateral Agent such amendments to the Collateral Agreement or such other documents as the Administrative Agent or the Collateral Agent reasonably request to grant to the Collateral Agent, for the benefit of the Administrative Agent and the Lenders, a security interest in such property and (ii) take all actions as the Administrative Agent or Collateral Agent reasonably request to grant to the Collateral Agent, for the benefit of the Administrative Agent and the Lenders, a perfected first priority security interest in such property, including the filing of Uniform Commercial Code or other applicable financing statements in such jurisdictions as may be required by the Collateral Agreement or by law or as may be reasonably requested by the Administrative Agent or the Collateral Agent.

(b)           With respect to (i) any fee interest in any real property having a value (together with improvements thereof) of at least $20,000,000 acquired after the Closing Date by the Company or any of its Subsidiaries that is a Loan Party (or is required to be a Loan Party pursuant to the terms of this Agreement and the other Loan Documents) and (ii) any real property listed in part (b) of Schedule 1.1B that becomes a Mortgaged Property pursuant to the definition thereof, promptly (and in any event within 90 days following such acquisition or such real property becoming a Mortgaged Property) deliver the documents required for Mortgaged Properties pursuant to Section 6.11. Notwithstanding the foregoing, the Collateral Agent shall not enter into any Mortgage in respect of any real property acquired by any Loan Party after the Closing Date until the date that is (a) if such real property is not located in a “special flood hazard area”, ten (10) Business Days or (b) if such real property is located in a “special flood hazard area”, thirty (30) days, after the Administrative Agent has delivered to the Lenders the following documents in respect of such real property: (i) a completed flood hazard determination from a third party vendor; (ii) if such real property is located in a “special flood hazard area”, (A) a notification to the applicable Loan Parties of that fact and (if applicable) notification to the applicable Loan Parties that flood insurance coverage is not available and (B) evidence of the receipt by the applicable Loan Parties of such notice; and (iii) if required by Flood Laws, evidence of required flood insurance.

(c)           With respect to any new Subsidiary (other than any Excluded Subsidiary) (which, for the purposes of this paragraph (c), shall include any existing Subsidiary that ceases to be an Excluded Subsidiary (to the extent not a Loan Party)), promptly (and, in any event within 60 days after the acquisition or formation thereof or the cessation to be an Excluded Subsidiary) (i) execute and deliver to the Administrative Agent and the Collateral Agent such amendments to the Collateral Agreement or such other documents as the Administrative Agent or the Collateral Agent reasonably request to grant to the Collateral Agent, for the benefit of the Administrative Agent and the Lenders, a perfected first priority security interest in the Capital Stock of such new Subsidiary that is owned by the Company or any of its Subsidiaries that is a Loan Party (or is required to be a Loan Party pursuant to the terms of this Agreement and the other Loan Documents), (ii) deliver to the Collateral Agent the certificates representing such Capital Stock, together with undated stock powers, in blank, executed and delivered by a duly authorized officer of the Company or such Subsidiary, as the case may be, and take such other action as may be required or the Administrative Agent reasonably requests to perfect the Collateral Agent’s security interest therein, (iii) cause such new Subsidiary to become a party to the Guarantee Agreement and the Collateral Agreement and, to the extent applicable, the Israeli Security Agreement and (iv) if reasonably requested by the Administrative Agent or the Collateral Agent, deliver to the Administrative Agent and the Collateral Agent legal opinions relating to the matters described above, which opinions shall be in form and substance, and from counsel, reasonably satisfactory to the Administrative Agent and the Collateral Agent.

(d)           With respect to any new CFC or CFC Holding Company (other than any Excluded Foreign Subsidiary (as defined in the Collateral Agreement)) of a Loan Party created or acquired after the Closing Date by the Company or any other Loan Party, promptly (and, in any event within 60 days after the creation or acquisition thereof) (i) execute and deliver to the Administrative Agent and the Collateral Agent such amendments to the Collateral Agreement or such other documents as the Administrative Agent or the Collateral Agent reasonably request to grant to the Collateral Agent, for the benefit of the Administrative Agent and the Lenders, a perfected first priority security interest in the Capital Stock of such new Subsidiary (provided that in no event shall more than 65% of the total outstanding Capital Stock of any such new Subsidiary that is a CFC or a CFC Holding Company be required to be so pledged); provided, further, that no Loan Party shall be obligated to pledge the Capital Stock of a Foreign Subsidiary to the extent such pledge would violate the laws of the jurisdiction of such Foreign Subsidiary’s organization, (ii) deliver to the Collateral Agent the certificates representing such Capital Stock, together with undated stock powers, in blank, executed and delivered by a duly authorized officer of such Loan Party, as the case may be, and take such other action as may be necessary or, in the opinion of the Administrative Agent or the Collateral Agent, desirable to perfect the Collateral Agent’s security interest therein and (iii) if reasonably requested by the Administrative Agent or the Collateral Agent, deliver to the Administrative Agent and the Collateral Agent legal opinions relating to the matters described above, which opinions shall be in form and substance, and from counsel, reasonably satisfactory to the Administrative Agent and the Collateral Agent.

(e)           In addition, within 60 days of the Closing Date, the Company shall deliver to the Administrative Agent and the Collateral Agent insurance certificates and endorsements naming the Collateral Agent as additional insured or mortgagee and loss payee (in accordance with customary practice in the jurisdiction where the applicable insurance policy is maintained) under the insurance policies of the Company and its Subsidiaries in accordance with the Collateral Agreement.

(f)            For the avoidance of doubt, references in this Section 6.9 to any asset, property, right or Capital Stock of any Subsidiary created or acquired after the Closing Date do not include Excluded Assets (as defined in the Collateral Agreement).

(g)           The Administrative Agent shall have the right to extend any of the time periods set forth in this Section 6.9 in its reasonable discretion.

(h)           Notwithstanding anything to the contrary in any Loan Document, no Loan Party shall be required, nor shall the Administrative Agent be authorized, (A) to perfect any pledge, security interest or mortgage by any means other than through (x) any filing pursuant to the UCC in the office of the secretary of state (or similar central filing office) of the relevant State(s) or pursuant to any equivalent law, rule or regulation of the State of Israel and any filing in any applicable real estate records in the United States or the State of Israel with respect to any Mortgaged Property or any fixture relating to any Mortgaged Property, (y) any filing in the United Stated Copyright Office or the United States Patent and Trademark Office or applicable authorities in Israel with respect to intellectual property or (z) delivery to the Administrative Agent to be held in its possession of all Collateral consisting of stock certificates of the Company and its wholly-owned pledged subsidiaries and certain instruments with a fair market value in excess of $5,000,000, (B) to enter into any account control agreement or lockbox or similar arrangement with respect to any deposit account, securities account or commodities account, (C) with respect to any Loan Party organized under the laws of the State of Israel, to obtain any landlord or bailee waiver, or (D) to take any action in or required by a jurisdiction other than the State of Israel or the United States or with respect to any asset located or titled outside of the State of Israel or the United States (and there shall be no guarantee, security agreement or pledge agreement governed by the laws of any jurisdiction other than the State of Israel or a state in the United States).

6.10.        Designation of Subsidiaries. The Company may at any time designate any Subsidiary (other than the Borrower) as an Unrestricted Subsidiary or any Unrestricted Subsidiary as a Subsidiary by delivering to the Administrative Agent a certificate of a Responsible Officer of the Company specifying such designation and certifying that the conditions to such designation set forth in this Section 6.10 are satisfied; provided that:

(a)           both immediately before and immediately after any such designation, no Event of Default shall have occurred and be continuing or would result therefrom;

(b)           in the case of a designation of a Subsidiary as an Unrestricted Subsidiary, each subsidiary of such Subsidiary has been, or concurrently therewith will be, designated as an Unrestricted Subsidiary in accordance with this Section 6.10; and

(c)           in no event shall any Subsidiary be designated an Unrestricted Subsidiary if such Subsidiary or any subsidiary of such Subsidiary owns material Intellectual Property.

The designation of any Subsidiary as an Unrestricted Subsidiary shall constitute an Investment by the Company in such Subsidiary on the date of designation in an amount equal to the fair market value of the Company’s or its Subsidiary’s (as applicable) Investment therein (as determined reasonably and in good faith by a Responsible Officer of the Company). The designation of any Unrestricted Subsidiary as a Subsidiary shall constitute the incurrence at the time of designation of any Investment, Indebtedness or Liens of such Subsidiary existing at such time.

6.11.        Post-Closing Real Estate Deliverables. No later than 120 days after the Closing Date (or such later date selected by the Administrative Agent in its reasonable discretion) the Company shall cause to be delivered to the Administrative Agent and the Collateral Agent:

(a)           Mortgages. A Mortgage encumbering each Mortgaged Property listed on Schedule 1.1B in favor of the Collateral Agent, for the benefit of the Administrative Agent and the Lenders, duly executed and acknowledged by each Loan Party that is the owner of or holder of any interest in such Mortgaged Property, and otherwise in form for recording in the recording office of each applicable political subdivision where each such Mortgaged Property is situated, together with such certificates, affidavits, questionnaires or returns as shall be required in connection with the recording or filing thereof to create a lien under applicable Requirements of Law, and such financing statements and any other instruments necessary to grant a mortgage lien under the laws of any applicable jurisdiction, all of which shall be in form and substance reasonably satisfactory to Collateral Agent;

(b)           Title Insurance Policies. With respect to each Mortgage, (i) a policy of title insurance (or marked up unconditional title insurance commitment having the effect of a policy of title insurance) issued by a nationally recognized and financially stable title insurance company reasonably acceptable to the Administrative Agent (the “Title Company”) insuring the Lien of such Mortgage as a valid first mortgage Lien on the Mortgaged Property in an amount not less than the value of such Mortgaged Property determined in the reasonable opinion of the Company, which policy (or such marked up unconditional title insurance commitment) (each, a “Title Policy”) shall (x) to the extent necessary, include such co-insurance and reinsurance arrangements (with provisions for direct access, if necessary) as shall be reasonably acceptable to the Administrative Agent, (y) have been supplemented by such endorsements as shall be reasonably requested by the Administrative Agent, and (z) contain no exceptions to title other than Liens permitted pursuant to Section 7.3; (ii) evidence reasonably acceptable to the Collateral Agent of payment by the Borrower of all Title Policy premiums, search and examination charges, escrow charges and related charges, mortgage recording taxes, fees, charges, costs and expenses required for the recording of the Mortgages and issuance of the Title Policies; and (iii) such affidavits, certificates, information (including financial data) and instruments of indemnification (including a so-called “gap” indemnification) as shall be required to induce the Title Company to issue the Title Policies and endorsements;

(c)           Surveys. A survey of the applicable Mortgaged Property for which all necessary fees (where applicable) have been paid (a) prepared by a surveyor reasonably acceptable to the Collateral Agent, (b) dated or re-certificated not earlier than three months prior to the date of such delivery or such other date as may be reasonably satisfactory to the Administrative Agent in its sole discretion, (c) for Mortgaged Property situated in the United States, certified to the Collateral Agent, and the Title Company, which certification shall be reasonably acceptable to the Collateral Agent and (d) in such form as shall be required by the title company to issue the so-called comprehensive and other survey-related endorsements and to remove the standard survey exceptions from the Title Policies and endorsements provided, however, that a survey shall not be required to the extent that (x) an existing survey together with an “affidavit of no change” is delivered to the Collateral Agent and the Title Company and (y) the Title Policy for such Mortgaged Property does not contain the standard survey exception and includes customary survey related endorsements and other coverages in the applicable Title Policy (including, but not limited to public road access, survey, contiguity and so-called comprehensive coverage);

(d)           Opinions. Favorable written opinions, addressed to the Administrative Agent, the Collateral Agent and the Lenders, of local counsel to the Loan Parties in each jurisdiction (i) where a Mortgaged Property is located and (ii) where the applicable Loan Party granting the Mortgage on said Mortgaged Property is organized, regarding the due authority, execution, delivery, perfection and enforceability of each such Mortgage, the corporate formation, existence and good standing of the applicable Loan Party, and such other matters as may be reasonably requested by the Administrative Agent, each in form and substance reasonably satisfactory to the Collateral Agent;

(e)           Flood Insurance. (a) “Life-of-Loan” Federal Emergency Management Agency Standard Flood Hazard Determination with respect to each Mortgaged Property; and (b) in the event any such property is located in an area identified by the Federal Emergency Management Agency (or any successor agency) as a “special flood hazard area,” (x) a notice about special flood hazard area status and flood disaster assistance, duly executed by the Company, (y) evidence of flood insurance with a financially sound and reputable insurer, naming the Collateral Agent, as mortgagee, in an amount and otherwise in form and substance reasonably satisfactory to the Collateral Agent, and (z) evidence of the payment of premiums in respect thereof in form and substance reasonably satisfactory to the Collateral Agent (provided that, notwithstanding the foregoing, the Collateral Agent shall not enter into any Mortgage in respect of any Mortgaged Property listed on Schedule 1.1B until the date that is (a) if such real property is not located in a “special flood hazard area”, ten (10) Business Days or (b) if such real property is located in a “special flood hazard area”, one hundred twenty (120) days, after the Collateral Agent has delivered to the Lenders the following documents in respect of such real property: (i) a completed flood hazard determination from a third party vendor; (ii) if such real property is located in a “special flood hazard area”, (A) a notification to the applicable Loan Parties of that fact and (if applicable) notification to the applicable Loan Parties that flood insurance coverage is not available and (B) evidence of the receipt by the applicable Loan Parties of such notice; and (iii) if required by Flood Laws, evidence of required flood insurance); and

6.12.       Post-Closing Obligations. The Company and each applicable Loan Party shall comply with each requirement set forth on Schedule 6.12 on or before the date specified for such requirement (or such later date as the Administrative Agent may agree in its reasonable discretion).

6.13.        Holding Company Reorganization. The Company at any time may consummate a Holding Company Reorganization, provided that (i) immediately after giving effect thereto, no Default or Event of Default shall exist or shall have occurred and be continuing, (ii) the Company shall cause the Holding Company to (A) become a party to the Guarantee Agreement as a Guarantor, (B) deliver to the Administrative Agent any certificates representing the Collateral consisting of all Capital Stock owned by the Holding Company (other than Excluded Assets) and such joinder agreements, amendments and supplements to the applicable Security Documents or such other documents as the Administrative Agent shall deem necessary or advisable to grant to the Administrative Agent, for the benefit of the Credit Parties, a Lien on all Collateral owned by the Holding Company (other than Excluded Assets) and take all such actions necessary to cause such Lien to be duly perfected to the extent required by the Security Documents and (C) expressly assume all obligations of the Company under this Agreement and the other Loan Documents pursuant to supplements hereto and thereto or other documents or instruments, in each case in form and substance reasonably satisfactory to the Administrative Agent, and shall take all actions as may be required to preserve the enforceability of the Loan Documents, (iii) each Guarantor shall have confirmed in writing that its Guarantee shall apply to the Obligations of the Borrower notwithstanding the occurrence of the Holding Company Reorganization, (iv) the Administrative Agent shall have received such officers’ certificates and opinions of counsel as it may reasonably request in connection with such transaction, (v) the direct or indirect holders of the Capital Stock of the Holding Company immediately following such Holding Company Reorganization are substantially the same as the holders of the Company’s Capital Stock immediately prior to such Holding Company Reorganization, (vi) the revised organizational structure of the Holding Company, the Company and the Subsidiaries shall be reasonably satisfactory to Administrative Agent and (vii) the Administrative Agent and each Lender shall receive all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act and the Beneficial Ownership Regulation.

SECTION 7.         NEGATIVE COVENANTS

From and after the Closing Date, the Company hereby agrees that, so long as any Loan or other amount is due and owing to any Lender or the Administrative Agent hereunder, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

7.1.          [Reserved].

7.2.         Indebtedness. Create, issue, incur, assume, become liable in respect of or suffer to exist any Indebtedness, except:

(a)           Indebtedness of any Loan Party pursuant to any Loan Document;

(b)           Indebtedness of the Company to any of its Subsidiaries and of any Subsidiary to the Company or any other Subsidiary of the Company; provided that any Indebtedness of any Subsidiary that is not a Loan Party to the Company or to any of its Subsidiaries that are Loan Parties is permitted pursuant to Section 7.7 (other than Sections 7.7(c)(i) and 7.7(cc));

(c)           Indebtedness existing on the Closing Date (or which may have been incurred pursuant to commitments existing on the Closing Date) listed, to the extent in excess of $5,000,000 on Schedule 7.2(d) and any Permitted Refinancing in respect thereof;

(d)           Indebtedness (including Capital Lease Obligations) secured by Liens permitted by Section 7.3(i) in an aggregate principal amount not to exceed the greater of (x) $53,000,000 and (y) 30% of Consolidated EBITDA for the most recently ended Test Period;

(e)           Hedge Agreements as long as such agreements are not entered into for speculative purposes;

(f)            (i) Incremental Equivalent Debt; provided that the aggregate principal amount of such Indebtedness incurred pursuant to this clause (i) by Subsidiaries that are not Loan Parties, together with the aggregate amount of Incurred Acquisition Debt and Ratio Debt incurred by Subsidiaries that are not Loan Parties, shall not exceed the greater of (x) $44,000,000 and (y) 25% of Consolidated EBITDA for the most recently ended Test Period and (ii) any Permitted Refinancing in respect thereof;

(g)           (i) additional Indebtedness of the Company or any of its Subsidiaries in an aggregate principal amount (for all incurrences by the Company and all Subsidiaries pursuant to this clause (j)) which when incurred does not exceed the greater of (x) $62,500,000 and (y) 35% of Consolidated EBITDA for the most recently ended Test Period and (ii) any Permitted Refinancing in respect thereof;

(h)           Capital Lease Obligations arising from Permitted Sale/Leasebacks;

(i)            (i) Indebtedness of the Company or any Subsidiary (“Ratio Debt”) in an aggregate principal amount not to exceed (A) the Shared Incremental Amount plus (B) an unlimited amount equal to the Ratio Based Amount; provided that (i) the requirement set forth in Sections 2.25(a)(iv) and (v) (except with respect to any Ratio Debt consisting of a customary bridge facility so long as, subject to customary conditions, such bridge facility automatically converts into long-term debt satisfying the requirements set forth in Sections 2.25(a)(iv) and (v)) and (xv) (including all conditions and exclusions set forth therein), as applicable, shall apply mutatis mutandis as if such Ratio Debt were Incremental Facilities and (ii) the aggregate amount of Indebtedness incurred by Subsidiaries that are not Loan Parties under this clause (i), together with the aggregate amount of Incurred Acquisition Debt and Incremental Equivalent Debt incurred by Subsidiaries that are not Loan Parties, shall not exceed the greater of (x) $44,000,000 and (y) 25% of Consolidated EBITDA for the most recently ended Test Period and (ii) any Permitted Refinancing thereof;

(j)            Indebtedness in respect of Cash Management Obligations, or guarantees thereof, including the guarantee set forth in the Guarantee Agreement;

(k)           (i) additional Indebtedness of Subsidiaries that are not Loan Parties in an aggregate principal amount not to exceed the greater of (x) $44,000,000 and (y) 25% of Consolidated EBITDA for the most recently ended Test Period and (ii) any Permitted Refinancing thereof;

(l)            Guarantee Obligations by the Company of Indebtedness otherwise permitted hereunder of any Subsidiary and by any Subsidiary of Indebtedness otherwise permitted hereunder of the Company or any other Subsidiary; provided that any guarantee by any Loan Party of any Indebtedness of any Subsidiary that is not a Loan Party is permitted pursuant to Section 7.7 (other than Sections 7.7(c)(i) and 7.7(cc));

(m)          (i) Indebtedness incurred in connection with any acquisition or other Investment permitted hereunder (“Incurred Acquisition Debt”) in an amount not to exceed (A) the Shared Incremental Amount plus (B) an unlimited amount equal to the Ratio Based Amount; provided that (i) the requirement set forth in Sections 2.25(a)(iv) and (v) (except with respect to any Incurred Acquisition Debt consisting of a customary bridge facility so long as, subject to customary conditions, such bridge facility automatically converts into long-term debt satisfying the requirements set forth in Sections 2.25(a)(iv) and (v)), as applicable shall apply mutatis mutandis as if such Incurred Acquisition Debt were Incremental Facilities and (ii) the aggregate amount of Indebtedness incurred by Subsidiaries that are not Loan Parties under this clause (m), together with the aggregate amount of Ratio Debt and Incremental Equivalent Debt incurred by Subsidiaries that are not Loan Parties, shall not exceed the greater of (x) $44,000,000 and (y) 25% of Consolidated EBITDA for the most recently ended Test Period and (ii) any Permitted Refinancing thereof;

(n)           Indebtedness under a Permitted Receivables Financing in an aggregate principal amount not to exceed the greater of (x) $100,000,000 and (y) 50% of Consolidated EBITDA for the most recently ended Test Period;

(o)           to the extent constituting Indebtedness, obligations (including reimbursement obligations with respect to guaranties, letters of credit or other similar obligations) in respect of tenders, statutory obligations, leases, governmental contracts, stay, performance bid, customs, appeal and surety bonds and performance and/or return of money bonds and completion guarantees or other obligations of a like nature issued for the account of, or provided by, the Company and its Subsidiaries in the ordinary course of business;

(p)           Indebtedness incurred by a Special Purpose Finance Subsidiary;

(q)           Credit Agreement Refinancing Indebtedness (including successive Permitted Refinancings thereof) and Guarantee Obligations by the Guarantors in respect thereof;

(r)            Indebtedness arising from agreements providing for indemnification, purchase price adjustments or similar obligations incurred by the Company or its Subsidiaries in connection with any acquisition or Disposition in each case permitted by this Agreement;

(s)           Indebtedness consisting of obligations of the Company or any Subsidiary under deferred compensation (e.g., earn-outs, indemnifications, incentive non-competes and other contingent or deferred obligations) or other similar arrangements incurred by such Person in connection with the Transactions, or any acquisition or other Investment in each case permitted under Section 7.7 (other than Section 7.7(cc));

(t)            Indebtedness of a Person which becomes a Subsidiary or is merged into any Subsidiary after the Closing Date in each case to the extent such acquisition or merger is permitted under this Agreement; provided that (i) such Indebtedness was in existence on the date such Person became a Subsidiary of, or merged into, such Subsidiary, (ii) such Indebtedness was not created in contemplation of such Person becoming a Subsidiary, (iii) such Indebtedness is not guaranteed in any respect by or secured by the assets of the Company or any of its Subsidiaries (other than by any such person that so becomes a Subsidiary) and (iv) immediately after giving effect to the acquisition of or merger with such Person by such Subsidiary, no Event of Default shall have occurred and be continuing;

(u)           Indebtedness incurred by the Company or its Subsidiaries in respect of banker’s acceptances, bank guarantees, letters of credit, warehouse receipts or similar instruments entered into in the ordinary course of business, including in respect of workers compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers compensation claims, in each case in the ordinary course of business or consistent with past practice;

(v)           Indebtedness consisting of (i) the financing of insurance premiums, (ii) take-or-pay obligations contained in supply arrangements, (iii) obligations to reacquire assets or inventory in connection with customer financing arrangements or (iv) obligations owing under supply, customer, distribution, license, lease or similar agreements, in each case with respect to clauses (i) through (iv), entered into in the ordinary course of business;

(w)          Indebtedness supported by a letter of credit issued by any Person (other than the Company or any of its Affiliates) for the account of the Company or any of its Subsidiaries pursuant to another clause of this Section 7.2, the availability of which is subject to a stated quantum in a principal amount not in excess of the stated amount of such letter of credit;

(x)           Indebtedness related to any letter of credit issued in the ordinary course of business or created by or for the account of the Company or any of its Subsidiaries, in an aggregate principal amount not in excess of the greater of (x) $20,000,000 and (y) 10% of Consolidated EBITDA for the most recently ended Test Period;

(y)           Indebtedness incurred in the ordinary course of business or consistent with past practice under travel and expense cards, corporate purchasing cards and car leasing programs, and Guarantee Obligations of the Company and its Subsidiaries with respect to any such Indebtedness;

(z)           Indebtedness of the Company or any Subsidiary as an account party in respect of trade letters of credit issued in the ordinary course of business;

(aa)        Indebtedness (other than debt for borrowed money) of the Company and/or any Subsidiary consisting of obligations owing under incentive, supply, license or similar agreements entered into in the ordinary course of business or consistent with past practice;

(bb)        endorsement of instruments or other payment items for collection or deposit in the ordinary course of business or consistent with past practice;

(cc)        unfunded pension fund and other employee benefit plan obligations and liabilities incurred by the Company and/or any Subsidiary in the ordinary course of business or consistent with past practice to the extent that the unfunded amounts would not otherwise cause an Event of Default under Section 8(g);

(dd)        customer deposits and advance payments received in the ordinary course of business or consistent with past practice from customers for goods and services purchased in the ordinary course of business;

(ee)         [reserved];

(ff)         obligations in respect of letters of support, guarantees or similar obligations issued, made or incurred for the benefit of the Company or any Subsidiary to the extent required by law or in connection with any statutory filing or the delivery of audit opinions performed in jurisdictions other than within the United States; and

(gg)        all premiums, interest (including post-petition interest), fees, expenses, charges and additional or contingent interest on obligations described in this Section 7.2.

7.3.          Liens. Create, incur, assume or suffer to exist any Lien upon any of its property, whether now owned or hereafter acquired, except for:

(a)           Liens for taxes not yet due or that are being contested in good faith by appropriate proceedings; provided that adequate reserves with respect thereto are maintained on the books of any Loan Party or any Excluded Subsidiary, as the case may be, in conformity with GAAP or in the case of a Subsidiary located outside of the United States, general accounting principles in effect from time to time in its jurisdiction of incorporation;

(b)           statutory liens of landlords and carriers, warehousemen, mechanics, materialmen, repairmen or other like Liens arising in the ordinary course of business that are not overdue for a period of more than 60 days or that are being contested in good faith by appropriate proceedings;

(c)           pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation;

(d)           deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, governmental contracts, customs, stay, surety and appeal bonds, performance and/or return of money bonds and completion guarantees or other obligations of a like nature (including those to secure health, safety and environmental obligations) incurred in the ordinary course of business;

(e)           easements, rights-of-way, restrictions and other similar encumbrances that are or would be reflected on a survey or by inspection of any real property or that, in the aggregate, are not substantial in amount and that do not in the aggregate materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of the Company or any of its Subsidiaries taken as a whole;

(f)            (i) Liens in existence on the Closing Date, to the extent the obligations secured by such Liens are in excess of $10,000,000, listed on Schedule 7.3(f) securing Indebtedness permitted by Section 7.2(c) or other obligations not prohibited hereunder and (ii) Liens replacing the Liens set forth on Schedule 7.3(f) securing a refinancing, refunding, renewal or extension of Indebtedness that is permitted pursuant to Section 7.2(c) or such other obligations; provided that such Lien shall not encumber any additional property after the Closing Date unless otherwise permitted by another provision of this Section 7.3 (in which case, for the avoidance of doubt, such Lien encumbering any additional property shall be incurred in reliance on such other provision of this Section 7.3) and that the amount of Indebtedness or such other obligation secured thereby is not increased;

(g)           Liens on the Collateral to secure Indebtedness permitted under Sections 7.2(i) or 7.2(m); provided that an Other Debt Representative acting on behalf of the holders of such Indebtedness shall have become party to (i) if such Indebtedness is secured by a Lien on the Collateral that is pari passu (but without regard to the control of remedies) with the Liens securing the Obligations, a First Lien Intercreditor Agreement as a “Senior Representative” (or similar term, in each case, to be defined in the First Lien Intercreditor Agreement) or (ii) if such Indebtedness is secured by the Collateral that is junior to the Liens securing the Obligations, a Junior Lien Intercreditor Agreement as a “Junior Priority Representative” (or similar term, in each case, to be defined in the Junior Lien Intercreditor Agreement);

(h)           Liens arising solely by virtue of any contractual, statutory or common law provisions related to banker’s liens, rights of set-off or similar rights and remedies as to deposit accounts and securities accounts;

(i)             Liens securing Indebtedness of the Company or any Subsidiary incurred pursuant to Section 7.2(d) to finance the acquisition of fixed or capital assets; provided that (i) such Liens do not at any time encumber any property other than the property financed by such Indebtedness (other than after-acquired property that is affixed or incorporated into the property covered by such Lien or financed by Indebtedness permitted under Section 7.2(d)) and (ii) the amount of Indebtedness secured thereby is not increased;

(j)             Liens created pursuant to the Security Documents;

(k)           Liens consisting of judgment or judicial attachment Liens and Liens securing contingent obligations on appeal and other bonds in connection with court proceedings, settlements or judgments; provided that (i) such Liens would not result in the occurrence of an Event of Default hereunder and (ii) such Liens are being contested in good faith by appropriate proceedings;

(l)             Liens consisting of any (i) interest or title of a lessor, sub-lessor, licensor or sub-licensor under any lease, license, sublicense or similar arrangement of real estate or other property (including Intellectual Property) permitted hereunder, (ii) landlord lien arising by law or permitted by the terms of any lease, sub-lease, license, sub-license or similar arrangement, (iii) restriction or encumbrance to which the interest or title of such lessor, sub-lessor, licensor or sub-licensor may be subject, (iv) subordination of the interest of the lessee, sub-lessee, licensee or sub-licensee under such lease, sub-lease, license, sub-license or similar arrangement to any restriction or encumbrance referred to in the preceding clause (iii) or (v) deposit of cash with the owner or lessor of premises leased and operated by the Company or any Subsidiary in the ordinary course of business or consistent with past practice to secure the performance of obligations under the terms of the lease for such premises;

(m)          Liens on assets subject to a Permitted Receivables Financing securing such Permitted Receivables Financing;

(n)           additional Liens so long as the aggregate outstanding principal amount of the obligations secured thereby at the time such Lien is incurred does not exceed the greater of (x) $62,500,000 and (y) 35% of Consolidated EBITDA for the most recently ended Test Period; provided that if any such Liens encumber Collateral, such Liens shall be junior to the Liens securing the Obligations and an Other Debt Representative acting on behalf of the holders of such obligations shall have become a party to a Junior Lien Intercreditor Agreement as a “Junior Priority Representative” (or similar term, in each case, to be defined in the Junior Lien Intercreditor Agreement);

(o)           Liens on the Collateral securing Incremental Equivalent Debt; provided that an Other Debt Representative acting on behalf of the holders of such Indebtedness shall have become party to (i) if such Indebtedness by secured by a Lien on the Collateral that is pari passu (but without regard to the control of remedies) with the Liens securing the Obligations, a First Lien Intercreditor Agreement as a “Senior Representative” (or similar term, in each case, to be defined in the First Lien Intercreditor Agreement) or (ii) if such Indebtedness is secured by a Lien on the Collateral that is junior to the Liens securing the Obligations, a Junior Lien Intercreditor Agreement as a “Junior Priority Representative” (or similar term, in each case, to be defined in the Junior Lien Intercreditor Agreement);

(p)           Liens on cash, Cash Equivalents, deposit accounts and similar items of Subsidiaries that are not Loan Parties securing Cash Management Obligations of Subsidiaries that are not Loan Parties, and guarantees by any Subsidiary that is not a Loan Party of such Cash Management Obligations of other Subsidiaries that are not Loan Parties or such similar obligations of other Subsidiaries that are not Loan Parties;

(q)           Liens on assets of Subsidiaries that are not Loan Parties (including Capital Stock owned by such Persons) securing Indebtedness or other obligations of Subsidiaries that are not Loan Parties permitted pursuant to Section 7.2 (or not prohibited under this Agreement);

(r)            Liens on Company Stock;

(s)           Liens on assets of a Special Purpose Finance Subsidiary to secure Indebtedness incurred by such Special Purpose Finance Subsidiary;

(t)            matters expressly listed as exceptions to title or subordinate matters in the Administrative Agent’s title insurance policies for such Mortgaged Properties;

(u)           Liens on the Collateral securing obligations in respect of Credit Agreement Refinancing Indebtedness and any Permitted Refinancing in respect thereof, and any Guarantee Obligations by the Guarantors in respect thereof; provided that an Other Debt Representative acting on behalf of the holders of such Indebtedness shall have become party to (i) if such Indebtedness is secured by a Lien on the Collateral that is pari passu (but without regard to the control of remedies) with the Liens securing the Obligations, a First Lien Intercreditor Agreement as a “Senior Representative” (or similar term, in each case, to be defined in the First Lien Intercreditor Agreement) or (ii) if such Indebtedness is secured by a Lien on the Collateral that is junior to the Liens securing the Obligations, a Junior Lien Intercreditor Agreement as a “Junior Priority Representative” (or similar term, in each case, to be defined in the Junior Lien Intercreditor Agreement);

(v)           Liens (i) in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business or consistent with past practice or (ii) on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances or letters of credit issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods in the ordinary course of business;

(w)          Liens (i) on cash or Cash Equivalents advanced in favor of the seller of any property to be acquired in an Investment permitted pursuant to Section 7.7 to be applied against the purchase price for such Investment or (ii) consisting of an agreement to Dispose of any property in a Disposition permitted under Section 7.5 (or, to dispose of any property in a transaction not constituting a Disposition hereunder to the extent such transaction is otherwise permitted under this Agreement);

(x)           Liens on property or assets acquired by a Loan Party or on property or assets of any Person which becomes a Subsidiary of a Loan Party, in any such case existing at the time of the acquisition thereof (including acquisition through merger or consolidation) and not incurred in contemplation of such acquisition;

(y)           Liens arising on any real property as a result of any eminent domain, condemnation or similar proceeding being commenced with respect to such real property;

(z)           (i) Liens on the Capital Stock of a Joint Venture securing obligations of such Joint Venture that are otherwise permitted under this Agreement and (ii) customary options, put and call arrangements, rights of first refusal and similar rights relating to such Joint Venture under its joint venture agreement;

(aa)         (i) deposits made or other security provided to secure liabilities to insurance brokers, insurance carriers under insurance or self-insurance arrangements in the ordinary course of business or consistent with past practice and (ii) Liens on insurance policies and the proceeds thereof securing the financing of insurance premiums with respect thereto to the extent permitted hereunder;

(bb)        (i) Liens that are contractual rights of set-off or netting or pledge relating to (A) the establishment of depositary relations with banks or other financial institutions not granted in connection with the issuance of Indebtedness, (B) pooled deposit or sweep accounts of the Company and/or any Subsidiary to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business or consistent with past practice of the Company and/or any Subsidiary, (C) purchase orders and other agreements entered into with customers of the Company and/or any Subsidiary in the ordinary course of business or consistent with past practice and (D) commodity trading or other brokerage accounts incurred in the ordinary course of business, (ii) Liens encumbering reasonable customary initial deposits and margin deposits, (iii) bankers Liens and rights and remedies as to deposit accounts or similar accounts, (iv) Liens of a collection bank arising under Section 4-208 or Section 4-210 of the UCC (or any similar Requirement of Law of any jurisdiction) on items in the ordinary course of business, (v) Liens (including rights of set-off) in favor of banking or other financial institutions arising as a matter of law or under customary general terms and conditions encumbering deposits or other funds maintained with a financial institution and that are within the general parameters customary in the banking industry or arising pursuant to such banking institution’s general terms and conditions and (vi) Liens on the proceeds of any Indebtedness permitted hereunder incurred in connection with any transaction permitted hereunder, which proceeds have been deposited into an escrow account on customary terms to secure such Indebtedness pending the application of such proceeds to finance such transaction or on cash or Cash Equivalents set aside at the time of the incurrence of such Indebtedness to the extent such cash or Cash Equivalents prefund the payment of interest or fees on such Indebtedness and are held in escrow pending application for such purpose;

(cc)         Liens in favor of any Governmental Authority to secure progress, advance or other payments pursuant to any contract or provision of any statute;

(dd)        Liens in connection with a Permitted Sale/Leaseback; provided that any such Lien shall encumber only the property interest subject to such Permitted Sale/Leaseback; and

(ee)         Liens securing obligations (other than obligations representing Indebtedness for borrowed money) under operating, reciprocal easement or similar agreements entered into in the ordinary course of business or consistent with past practice of the Company and/or its Subsidiaries;

(ff)          Liens on securities or other assets that are the subject of repurchase agreements constituting Investments permitted under Section 7.7 arising out of such repurchase transaction;

(gg)        Liens securing obligations in respect of letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments permitted under Sections 7.2(o) and (u);

(hh)        Liens arising (i) out of conditional sale, title retention, consignment or similar arrangements for the sale of any assets or property and bailee arrangements in the ordinary course of business and permitted by this Agreement or (ii) by operation of law under Article 2 of the UCC (or any similar Requirement of Law of any jurisdiction);

(ii)           Liens (i) in favor of any Loan Party and/or (ii) granted by any Subsidiary that is not a Loan Party in favor of any Subsidiary that is not a Loan Party, in the case of each of clauses (i) and (ii), securing intercompany Indebtedness permitted under Section 7.2 or Section 7.7 or securing other intercompany obligations not prohibited hereunder;

(jj)           Liens on cash or Cash Equivalents arising in connection with the defeasance, discharge or redemption of Indebtedness;

(kk)         undetermined or inchoate Liens, rights of distress and charges incidental to current operations that have not at such time been filed or exercised, or which relate to obligations not due or payable or, if due, the validity of such Liens are being contested in good faith by appropriate actions diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(ll)           security given to a public or private utility or any Governmental Authority as required in the ordinary course of business;

(mm)       receipt of progress payments and advances from customers in the ordinary course of business or consistent with past practice to the extent the same creates a Lien on the related inventory and proceeds;

(nn)         Liens on property or assets of Subsidiaries that are not Loan Parties securing Indebtedness of Subsidiaries that are not Loan Parties incurred pursuant to Section 7.2(k);

(oo)        Liens in the nature of the right of setoff in favor of counterparties to contractual agreements with the Company or any Subsidiary in the ordinary course of business; and

(pp)        Liens arising solely in connection with rights of dissenting equity holders pursuant to any Requirement of Law in respect of any acquisition or other similar Investment permitted hereunder.

7.4.          Fundamental Changes. Enter into any merger, consolidation or amalgamation, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution) or Dispose of all or substantially all of its property or business, except that:

(a)           (i) any Subsidiary of the Company (other than the Borrower) may be merged or consolidated with or into the Company (provided that the Company shall be the continuing or surviving corporation) or with or into any other Subsidiary of the Company; provided that if any such transaction is between a Guarantor and a Subsidiary that is not a Guarantor or, such Guarantor shall be the continuing or surviving entity and (ii) the Borrower may be merged or consolidated with or into any other Subsidiary; provided that the Borrower shall be the continuing or surviving entity.

(b)           (i) any Subsidiary of the Company may Dispose of all or substantially all of its assets (upon voluntary liquidation or otherwise) to the Company, the Borrower or any Guarantor, (ii) any Subsidiary that is not a Loan Party may Dispose of all or substantially all of its assets upon voluntary liquidation or otherwise to the Company, the Borrower or any other Subsidiary and (iii) any Subsidiary of the Company may Dispose of all or substantially all of its assets pursuant to a Disposition permitted by Section 7.5 (other than pursuant to Section 7.5(c)); provided that, for the avoidance of doubt, any Subsidiary of the Company that only holds Capital Stock of other Subsidiaries of the Company (a “Subsidiary Holding Company”) may consummate any sale of all or substantially all of its assets that would be permitted under this Section 7.4(b) with respect each such Subsidiary or Subsidiaries held by such Subsidiary Holding Company;

(c)           any Subsidiary (other than the Borrower) may be liquidated as long as the proceeds of such liquidation (after satisfying all Contractual Obligations of such Subsidiary) are distributed to the holders of the Capital Stock of such Subsidiary on an approximately ratable basis (based on their respective equity ownership interests in such Subsidiary); and

(d)           the Company may consummate a Holding Company Reorganization.

7.5.          Disposition of Property. Dispose of any of its property or rights, whether now owned or hereafter acquired, except:

(a)           the Disposition of unnecessary, obsolete or worn out property ;

(b)           the sale of inventory or goods held for sale in the ordinary course of business;

(c)           Dispositions permitted by Section 7.4(b), and Dispositions to effect Restricted Payments and Investments permitted pursuant to Section 7.6 (other than Section 7.6(h)) or 7.7 (other than Section 7.7(y) and (cc)), respectively; ; provided that no Subsidiary may make a Disposition of any material Intellectual Property to any Unrestricted Subsidiary pursuant to this Section 7.5(c) unless such Disposition is to effect an Investment permitted pursuant to Section 7.7(bb);

(d)           non-exclusive licensing or sublicensing of Intellectual Property in the ordinary course of business;

(e)           any Permitted Receivables Financing;

(f)            Dispositions listed and described, to the extent in excess of $10,000,000, on Schedule 7.5 as in effect on the Closing Date;

(g)          any Disposition of assets (i) from one Loan Party to another Loan Party, (ii) from a Subsidiary to a Loan Party or (iii) from one Subsidiary that is not a Loan Party to another Subsidiary that is not a Loan Party;

(h)          the Disposition of other property not described in clauses (a)-(g) above or (i)-(hh) below for not less than fair market value as long as at least 75% of the consideration consists of cash and cash equivalents (provided that such minimum cash/cash equivalent requirement shall not apply to any Disposition or series of related Dispositions of property having a fair market value of not more than the greater of $26,000,000 and 15% of Consolidated EBITDA for the most recently ended Test Period) (provided that for purposes of such minimum cash/cash equivalent requirement, (v) the amount of any Indebtedness or other liabilities (other than Indebtedness or other liabilities that are subordinated to the Obligations or that are owed to the Company or any Subsidiary) of the Company or any Subsidiary (as shown on such Person’s most recent balance sheet (or in the notes thereto), or if the incurrence of such Indebtedness or other liability took place after the date of such balance sheet, that would have been shown on such balance sheet or in the notes thereto, as determined in good faith by the Company) that are (i) assumed by the transferee of any such assets and for which the Company and/or its applicable Subsidiary have been validly released by all relevant creditors in writing or (ii) otherwise cancelled or terminated in connection with such Disposition, (w) the amount of any trade-in value applied to the purchase price of any replacement assets acquired in connection with such Disposition, (x) any securities or other obligations or assets received by the Company or any Subsidiary from such transferee (including earn-outs or similar obligations) that are converted by such Person into cash or Cash Equivalents, or by their terms are required to be satisfied for cash or Cash Equivalents (to the extent of the cash or cash equivalents received) within 180 days following the closing of the applicable Disposition and (y) any Designated Non-Cash Consideration received in respect of such Disposition having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (h) that is at that time outstanding, not in excess of the greater of $20,000,000 and 10% of Consolidated EBITDA for the most recently ended Test Period;

(i)            the Company or any of its Subsidiaries may transfer or contribute ownership of the Capital Stock of any Subsidiary that is not a Loan Party or Joint Venture or the assets of any Subsidiary that is not a Loan Party or Joint Venture to the Company or a Subsidiary of the Company;

(j)            Dispositions of cash and/or Cash Equivalents or other assets that were cash and/or Cash Equivalents when the relevant original Investment was made;

(k)           the Company and its Subsidiaries may sell property pursuant to Permitted Sale/Leasebacks;

(l)            Dispositions of Investments in Joint Ventures to the extent required by, or made pursuant to, buy/sell arrangement between joint venture or similar parties set forth in the relevant joint venture arrangements or similar binding agreements;

(m)          the Disposition of the Capital Stock or assets of any Immaterial Subsidiary;

(n)           the sale by the Company and its Subsidiaries of bills of exchange of the Company and its Subsidiaries;

(o)          Dispositions of non-core assets, in each case acquired in any acquisition or other Investment permitted hereunder, including such Dispositions (x) made in order to obtain the approval of any anti-trust authority or otherwise necessary or advisable in the good faith determination of the Company to consummate any acquisition or other Investment permitted hereunder or (y) which are being held for sale and not for the continued operation of the Company or any of its Subsidiaries or any of their respective businesses;

(p)           any other Disposition; provided that the aggregate fair market value of all Dispositions pursuant to this Section 7.7(q) does not exceed the greater of (x) $44,000,000 and (y) 25% of Consolidated EBITDA for the most recently ended Test Period;

(q)           the Company or any of its Subsidiaries may transfer or contribute ownership of the Capital Stock of any Subsidiary that is not a Loan Party formed or organized under the laws of (a) any European country or (b) any state, province, district or other subdivision of any such country, in each case to a Subsidiary that is not a Loan Party that is a European holding company;

(r)            Dispositions of Company Stock;

(s)           exchanges or swaps, including transactions covered by Section 1031 of the Code (or any comparable provision of any foreign jurisdiction), of property or assets so long as any such exchange or swap is made for fair value (as determined by the Company in good faith) for like property or assets or property, assets or services of greater value or usefulness to the business of the Company and its Subsidiaries as a whole, as determined in good faith by the Company; provided that upon the consummation of any such exchange or swap by any Loan Party, to the extent the property received does not constitute an Excluded Asset, the Administrative Agent has a perfected Lien with the same priority as the Lien held on the property or assets so exchanged or swapped;

(t)            Dispositions of accounts receivable in connection with the collection or compromise thereof in the ordinary course of business or consistent with past practice (which, for the avoidance of doubt, shall exclude receivable financing);

(u)           Transfers of property subject to a casualty event and Dispositions constituting expropriations or takings by a Governmental Authority;

(v)           the unwinding of Hedge Agreements permitted hereunder pursuant to their terms;

(w)          Dispositions of assets that do not constitute Collateral having a fair market value of not more than, in any fiscal year, the greater of $44,000,000 and 25% of Consolidated EBITDA for the most recently ended Test Period, which amounts if not used in any fiscal year may be carried forward to subsequent fiscal years (until so applied);

(x)           Dispositions of in-plant maintenance, repair and operating and perishable tooling operations to third parties in connection with the outsourcing of such operations;

(y)          Dispositions, abandonments, cancellations or lapses of Intellectual Property or other Intellectual Property rights, including issuances or registrations thereof, or applications for issuances or registrations thereof, in the ordinary course of business or consistent with past practice or which, in the good faith determination of the Company, are not necessary to the conduct of the business of the Company or its Subsidiaries or are obsolete, no longer economical to maintain or otherwise not material in the conduct of business of the Company or any of its Subsidiaries;

(z)           the expiration of any Intellectual Property in accordance with any statutory term that is not subject to renewal;

(aa)         Dispositions of Capital Stock of, or sales of Indebtedness or other securities of, Unrestricted Subsidiaries;

(bb)        Dispositions made to comply with any order or other directive of any Governmental Authority or any applicable Requirement of Law;

(cc)        [reserved];

(dd)        any sale of motor vehicles and information technology equipment purchased at the end of an operating lease and resold thereafter;

(ee)        any issuance, sale or Disposition of Capital Stock to directors, officers, managers or employees for purposes of satisfying requirements with respect to directors’ qualifying shares and shares issued to foreign nationals, in each case as required by applicable Requirements of Law; and

(ff)          any netting arrangement of accounts receivable between or among the Company and its Subsidiaries or among Subsidiaries of the Company made in the ordinary course of business.

Simultaneously with any transfer described in Section 7.5 (to the extent such transfer is to a Person that is not a Loan Party) of this Agreement, the Lien on and security interest created by the Loan Documents in the Capital Stock of the Subsidiaries so transferred or contributed will be automatically released and the Administrative Agent and the Collateral Agent shall take any action reasonably requested in writing by the Company to evidence such release.

7.6.         Restricted Payments. Declare or pay any dividend (other than dividends payable solely in common stock or other applicable common equity interests of the Person making such dividend) on, or make any payment on account of, or set apart assets for a sinking or other analogous fund for, the purchase, redemption, defeasance, retirement or other acquisition of, any Capital Stock (but excluding any of the foregoing with respect to any debt security that is convertible into, or exchangeable for, Capital Stock) of the Company or any Subsidiary, whether now or hereafter outstanding, or make any other distribution in respect thereof, either directly or indirectly, whether in cash or property or in obligations of the Company or any Subsidiary (collectively, “Restricted Payments”), except that:

(a)           any Subsidiary may make Restricted Payments to the Company, any Subsidiary or to any other Person (ratably based on such other Person’s equity ownership in such Subsidiary) which owns Capital Stock of such Subsidiary;

(b)           so long as no Event of Default shall have occurred and be continuing, the Company may purchase the Company’s common stock held by any Permitted Payee upon the death, disability or termination of employment of such officer or employee; provided that the aggregate amount of Restricted Payments under this paragraph (b) in any fiscal year shall not exceed the lesser of (i) $10,000,000 and (y) the sum of $5,000,000 plus the amount of Restricted Payments permitted to be made pursuant to this paragraph (b) in any previous fiscal year but not so made as a Restricted Payment pursuant to this paragraph (b) in any previous fiscal year;

(c)           the Company may make Restricted Payments if, after giving effect thereto, the Total Net Leverage Ratio calculated on the date of incurrence thereof on a Pro Forma Basis would be less than 1.50 to 1.00 (it being understood that any Restricted Payment permitted at the time it was made shall be deemed to be permitted notwithstanding that the conditions specified in this paragraph (c) for such Restricted Payment may no longer be satisfied thereafter); provided that no Event of Default shall have occurred and be continuing or would result therefrom);

(d)           the Company may withhold shares of Capital Stock of the Company from, and pay personal payroll taxes of employees in respect of vested restricted shares of, options to purchase and other equity incentive awards in respect of, the Capital Stock of the Company;

(e)           the Company may make additional Restricted Payments in an amount not to exceed the portion, if any, of the Available Amount on such date that the Company elects to apply to this clause (e); provided that (x) with respect to the use of the portion of the Available Amount set forth in (a)(ii) of the definition thereof, no Event of Default shall have occurred and be continuing or would result therefrom and (y) with respect to the use of each other portion of the Available Amount, no Specified Event of Default shall have occurred and be continuing or would result therefrom;

(f)           the Company may make additional Restricted Payments in an aggregate amount, together with the amount of Restricted Debt Payments made pursuant to Section 7.13(f), not to exceed the greater of $62,000,000 and 35% of Consolidated EBITDA for the most recently ended Test Period;

(g)          the Company may repurchase, redeem, acquire or retire Capital Stock upon (or make provisions for withholdings in connection with) (or make provisions for withholdings in connection with), the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock if such Capital Stock represents all or a portion of the exercise price of, or tax withholdings with respect to, such warrants, options or other securities convertible into or exchangeable for Capital Stock as part of a “cashless” exercise;

(h)           to the extent constituting a Restricted Payment, the Company may consummate any transaction permitted by Section 7.5 (other than Sections 7.5(c)) and Section 7.7 (other than Section 7.7(y) and 7.7(cc));

(i)            the Company may pay any dividend or other distribution or consummate any redemption within 60 days after the date of the declaration thereof or the provision of a redemption notice with respect thereto, as the case may be, if at the date of such declaration or notice, the dividend, distribution or redemption contemplated by such declaration or redemption notice would have complied with the provisions of this Section 7.6;

(j)            the company may make additional Restricted Payments in an aggregate amount not to exceed an amount equal to 7.00% of the Net Cash Proceeds of a Qualifying IPO;

(k)           the Company may make a distribution, by dividend or otherwise, of the Capital Stock of any Unrestricted Subsidiary (or a Subsidiary that owns one or more Unrestricted Subsidiaries; provided that such Subsidiary owns no assets other than Capital Stock of one or more Unrestricted Subsidiaries and immaterial assets incidental to the ownership thereof);

(l)            the Company may make payments and distributions to satisfy dissenters’ rights (including in connection with, or as a result of, the exercise of appraisal rights and the settlement of any claims or actions (whether actual, contingent or potential)), pursuant to or in connection with any acquisition, merger, consolidation, amalgamation or Disposition that complies with Section 7.5 or any other transaction permitted hereunder;

(m)         the Company may make a Restricted Payment in respect of required withholding or similar non-U.S. Taxes with respect to any Permitted Payee and any repurchases of Capital Stock in consideration of such payments, including deemed repurchases in connection with the exercise of stock options or the issuance of restricted stock units or similar stock based awards; and

(n)          for any taxable period for which the Company and/or any of its Subsidiaries are members of a consolidated, combined, unitary or similar group for any federal, state, or local income tax purposes, the Company may pay any federal, state or local income taxes, or any franchise taxes imposed in lieu thereof, to any parent of any consolidated, combined, unitary or similar group that includes the Company or any of its Subsidiaries or joint ventures in respect of any consolidated, combined, unitary or similar income tax return that includes the Company or any of its Subsidiaries or joint ventures to the extent attributable to the income of the Company and/or its Subsidiaries or joint ventures determined as if the Company and its Subsidiaries or joint ventures filed a consolidated, combined, unitary or similar return separately from any other members of the group.

7.7.         Investments. Make any advance, loan, extension of credit (by way of guaranty or otherwise; provided that, for the avoidance of doubt, no revenue guarantee provided by the Company or any of its Subsidiaries to any publisher or advertiser shall constitute an Investment) or capital contribution to, or purchase any Capital Stock, bonds, notes, debentures or other debt securities of, or any assets constituting a business unit of, or make any other investment in, any Person (all of the foregoing, “Investments”), except:

(a)           extensions of trade credit in the ordinary course of business or consistent with past practice;

(b)           investments in Cash Equivalents;

(c)           (i) Guarantee Obligations permitted by Section 7.2 and (ii) Guarantee Obligations arising in the ordinary course of business or consistent with past practice with respect to other obligations that do not constitute Indebtedness;

(d)           loans and advances to employees of the Company or any Subsidiary of the Company in the ordinary course of business or consistent with past practice (including for travel, entertainment and relocation expenses) in an aggregate amount for the Company or any Subsidiary of the Company not to exceed the greater of (x) $18,000,000 and (y) 10% of Consolidated EBITDA for the most recently ended Test Period at any one time outstanding;

(e)           Guarantee Obligations by any Loan Party of Indebtedness of any Subsidiary that is not a Loan Party; provided that the aggregate amount of such Guarantee Obligations, together with the aggregate amount of Investments by Loan Parties made pursuant to the proviso to Section 7.7(f), shall not exceed the greater of (x) $35,000,000 and (y) 25% of Consolidated EBITDA for the most recently ended Test Period at any one time outstanding;

(f)            intercompany Investments by the Company or any of its Subsidiaries in the Company or any Person that, prior to such investment, is a Subsidiary; provided that the aggregate amount of Investments by Loan Parties in Subsidiaries that are not Loan Parties under this clause (f), together with the aggregate amount of Guarantee Obligations pursuant to Section 7.7(e) and the aggregate amount of Investments by Loan Parties in Subsidiaries that are not Loan Parties under Section 7.7(q), shall not exceed the greater of (x) $32,000,000 and (y) 25% of Consolidated EBITDA for the most recently ended Test Period at any one time outstanding;

(g)           Investments in Joint Ventures or in any Person who, prior to the Investment, is not a Subsidiary and who becomes, as a result of the Investment, a Subsidiary that is not a Wholly Owned Subsidiary or in any other Subsidiary that is not a Loan Party in an aggregate amount not to exceed in any fiscal year the greater of (x) $44,000,000 and (y) 25% of Consolidated EBITDA for the most recently ended Test Period at any one time outstanding plus, in each case, all dividends, distributions, interest, payments, returns of capital, repayments of other amounts received in cash, by the Loan Parties from Joint Ventures and Persons who become a Subsidiary as a result of such Investment or from such other Subsidiaries that are not Loan Parties; provided, that any such amount not so invested in the fiscal year for which it is permitted may be carried over for investment in the succeeding fiscal years (until so applied);

(h)           Investments in existence on the Closing Date listed, to the extent in excess of $10,000,000, on Schedule 7.7(h); provided that no such Investment is increased except as permitted by the other provisions of this Section 7.7;

(i)           each Finance Subsidiary may execute and deliver one or more promissory notes (having terms customary for similar notes issued in transactions similar to a Permitted Receivables Financing) to the Company and its Subsidiaries representing the purchase price of receivables sold to such Finance Subsidiary in a Permitted Receivables Financing, and the Company and its Subsidiaries may contribute receivables and other assets of the type referred to in the definition of “Permitted Receivables Financing” to the capital of any Finance Subsidiary in connection with a Permitted Receivables Financing;

(j)            [reserved];

(k)           Investments if, after giving effect thereto, the Total Net Leverage Ratio calculated on the date of incurrence thereof on a Pro Forma Basis would be less than 2.00 to 1.00 (it being understood that any Investment permitted at the time it was made shall be deemed to be permitted notwithstanding that the conditions specified in this paragraph (k) for such Investment may no longer be satisfied thereafter); provided that no Specified Event of Default shall have occurred and be continuing or would result therefrom ;

(l)             Investments by the Company and/or any of its Subsidiaries in an aggregate outstanding amount not to exceed the portion, if any, of the Available Amount on such date that the Company elects to apply to this clause (l); provided that no Specified Event of Default shall have occurred and be continuing or would result therefrom;

(m)          non-cash consideration received, to the extent permitted by the Loan Documents, in connection with the disposition of property permitted by this Agreement;

(n)           Investments consisting of extensions of credit in the nature of accounts receivable, notes receivable arising from the grant of trade credit, and guarantees for the benefit of existing or potential suppliers, customers, distributors, licensors, licensees, lessees and lessors, in each case in the ordinary course of business or consistent with past practice, and Investments received in satisfaction or partial satisfaction thereof from financially troubled account debtors;

(o)           Hedge Agreements entered into not for speculative purposes;

(p)          deposit accounts and securities accounts maintained in the ordinary course of business, and to the extent constituting an Investment, Cash Management Obligations;

(q)          additional Investments by the Company or any of its Subsidiaries in an aggregate amount (valued at cost) (for all Investments by the Company and all Subsidiaries pursuant to this clause (q)) not to exceed the greater of (x) $88,500,000 and (y) 50% of Consolidated EBITDA for the most recently ended Test Period at any one time outstanding; provided that the aggregate amount of Investments by Loan Parties in Subsidiaries that are not Loan Parties under this clause (q), together with the aggregate amount of Guarantee Obligations pursuant to Section 7.7(e) and the aggregate amount of Investments by Loan Parties in Subsidiaries that are not Loan Parties under Section 7.7(f), shall not exceed the greater of (x) $32,000,000 and (y) 25% of Consolidated EBITDA for the most recently ended Test Period at any one time outstanding;

(r)            Investments held by a Person that is acquired and becomes a Subsidiary or of a Person merged or amalgamated or consolidated into any Subsidiary, in each case after the Closing Date and which acquisition, merger, amalgamation or consolidation is permitted in accordance with another provision of this Section 7.7, to the extent that such Investments held by such Person were not made in contemplation of or in connection with such acquisition, merger, amalgamation or consolidation, and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(s)           any Investments in a Joint Venture to the extent such Investment is substantially contemporaneously repaid in full with a dividend or other distribution from such Joint Venture;

(t)            to the extent that they constitute Investments, purchases and acquisitions of inventory, supplies, materials or equipment or purchases, acquisitions, licenses, sublicenses (or other grants or rights to use or exploit) or leases of other assets, Intellectual Property, or other rights, in each case in the ordinary course of business or consistent with past practice;

(u)           Investments maintained in connection with any Loan Party’s deferred compensation plan in the ordinary course of business;

(v)           Investments consisting of rebates and extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business or consistent with past practice;

(w)          any Investments acquired by the Company or any of its Subsidiaries:

(i)            in exchange for any other Investment or accounts receivables held by the Company or any such Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of, or settlement or delinquent accounts and disputes with or judgments against, the issuer of such Investment or accounts receivable;

(ii)           as a result of a foreclosure by the Company or any of its Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(iii)          as a result of the settlement, compromise or resolution of litigation, arbitration or other disputes with Persons who are not Affiliates; or

(iv)          in settlement of debts created in the ordinary course of business;

(x)           Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and works compensation, performance and similar deposits in each case entered into as a result of the operations of the business in the ordinary course;

(y)           Investments in notes receivables payable to the Company or any Subsidiary by the purchasers of assets purchased pursuant to Dispositions permitted in accordance with Section 7.5;

(z)           [reserved];

(aa)         to the extent they constitute Investments, any letters of credit issued or created by the Company or its Subsidiaries pursuant to Sections 7.2(x) or 7.3(bb);

(bb)        Investments in Unrestricted Subsidiaries in an aggregate amount not to exceed in any fiscal year the greater of (x) $35,500,000 and (y) 20% of Consolidated EBITDA for the most recently ended Test Period plus, in each case, all dividends, distributions, interest, payments, returns of capital, repayments of other amounts received in cash, by the Loan Parties from Unrestricted Subsidiaries; provided, that any such amount not so invested in the fiscal year for which it is permitted may be carried over for investment in succeeding fiscal years (until so applied);

(cc)        Investments consisting of (or resulting from) Indebtedness permitted under Section 7.2, Liens permitted under Section 7.3, Restricted Payments permitted under Section 7.6 (other than Section 7.6(h)), Restricted Debt Payments permitted by Section 7.13 and Dispositions permitted by Section 7.5 (other than Section 7.5(c));

(dd)        Investments in the ordinary course of business consisting of endorsements for collection or deposit and customary trade arrangements with customers, vendors, suppliers, licensors, sublicensors, licensees and sublicensees;

(ee)         (i) Guarantees of leases or subleases (in each case other than Capital Leases) or of other obligations not constituting Indebtedness, (ii) Guarantees of the lease obligations of suppliers, customers, franchisees and licensees of the Company and/or its Subsidiaries, in each case, in the ordinary course of business or consistent with past practice and (iii) Investments consisting of guarantees of any supplier’s obligations in respect of commodity contracts solely to the extent such commodities related to the materials or products to be purchased by the Company or any Subsidiary;

(ff)          [reserved];

(gg)        unfunded pension fund and other employee benefit plan obligations and liabilities to the extent that they are permitted to remain unfunded under applicable Requirements of Law;

(hh)        Investments consisting of the licensing, sublicensing or contribution of any Intellectual Property or other Intellectual Property rights pursuant to joint marketing, collaboration or other similar arrangements with other Persons;

(ii)           contributions in connection with compensation arrangements to a “rabbi” trust for the benefit of employees, directors, partners, members, consultants, independent contractors or other service providers or other grantor trust subject to claims of creditors in the case of a bankruptcy of the Company or any of its Subsidiaries;

(jj)           Investments consisting of earnest money deposits required in connection with purchase agreements or other acquisitions or Investments otherwise permitted under this Section 7.7 and any other pledges or deposits permitted by Section 7.3;

(kk)         Term Loans repurchased by the Company or a Subsidiary pursuant to and subject to immediate cancellation in accordance with this Agreement; and

(ll)           Guarantee Obligations of the Company or any Subsidiary in respect of letters of support, guarantees or similar obligations issued, made or incurred for the benefit of any Subsidiary of the Company to the extent required by law or in connection with any statutory filing or the delivery of audit opinions performed in jurisdictions other than within the United States.

Any Investment that when made complies with the requirements of the definition of the term “Cash Equivalents” may continue to be held notwithstanding that such Investment if made thereafter would not comply with such requirements.

Notwithstanding the foregoing, except with respect to the Company’s or any Subsidiary’s ability to license Intellectual Property to Unrestricted Subsidiaries in the ordinary course of business, no Investment constituting of or resulting from any transfer or other Disposition of any material Intellectual Property by the Company or any Subsidiary may be made to an Unrestricted Subsidiary, except pursuant to Section 7.7(bb).

7.8.          Transactions with Affiliates. Enter into or suffer to exist any transaction, including any purchase, sale, lease or exchange of property, the rendering of any service or the payment of any management, advisory or similar fees with any non-consolidated Affiliate involving aggregate payments or consideration in excess of $10,000,000; provided that the foregoing restriction shall not apply to:

(a)           the Transactions and all transactions pursuant to the Acquisition Agreement and any other agreements, instruments or certificates related thereto or to the transactions contemplated by the Acquisition Agreement (in each case, together with the schedules, exhibits, annexes and other attachments thereto);

(b)           transactions or agreements between the Company and/or its Subsidiaries;

(c)           transactions in effect on the Closing Date listed, to the extent in excess of $10,000,000, on Schedule 7.10 and any amendment, modification or extension to the agreements governing such transactions to the extent such amendment, modification or extension, taken as a whole, is not materially (i) adverse to the Lenders or (ii) more disadvantageous to the Lenders than the relevant transaction in existence on the Closing Date;

(d)           transactions that (a) are upon fair and reasonable terms not materially less favorable to the Company or such Subsidiary, as the case may be, than it would obtain in a comparable arm’s length transaction with a Person that is not a non-consolidated Affiliate or (b) if in the good faith judgment of the board of directors of the Company no comparable transaction is available with which to compare such transaction, such transaction is fair to the Company or such Subsidiary from a financial point of view;

(e)           any issuance, sale or grant of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the board of directors (or equivalent governing body) of the Company or any Subsidiary;

(f)            (i) any collective bargaining, employment, indemnification, expense reimbursement or severance agreement or compensatory (including profit sharing) arrangement entered into by the Company or any of its Subsidiaries with any Permitted Payee, (ii) any subscription agreement or similar agreement pertaining to the repurchase of Capital Stock pursuant to put/call rights or similar rights with any Permitted Payee and (iii) payments or other transactions pursuant to any management equity plan, employee compensation, benefit plan, stock option plan or arrangement, equity holder arrangement, supplemental executive retirement benefit plan, any health, disability or similar insurance plan, or any employment contract or arrangement which covers any Permitted Payee and payments pursuant thereto;

(g)           Guarantees permitted by Section 7.2, Restricted Payments permitted under Section 7.6 (other than Section 7.6(h)), Investments permitted under Section 7.7 (other than Section 7.7(y) and Section 7.7(cc)) and Restricted Debt Payments permitted by Section 7.13);

(h)           (i) the formation of a joint venture or similar entity (and Investments permitted in connection therewith), which would constitute a transaction with an Affiliate solely as a result of the Company or any Subsidiary owning Capital Stock of, or otherwise controlling, such joint venture or similar entity and (ii) transactions with any Person that is an Affiliate solely because a director or officer of such Person is a director or officer of the Company or any Subsidiary;

(i)            the payment of customary fees and reasonable out-of-pocket costs to, and indemnities provided on behalf of, members of the board of directors (or similar governing body), officers, employees, members of management, managers, consultants and independent contractors of the Company and/or any of its Subsidiaries in the ordinary course of business;

(j)            any transaction in respect of which the Company delivers to the Administrative Agent a letter addressed to the board of directors (or equivalent governing body) of the Company from an accounting, appraisal or investment banking firm of nationally recognized standing stating that such transaction is fair to the Company or such Subsidiary from a financial point of view or stating that the terms, when taken as a whole, are not substantially less favorable to the Company or the applicable Subsidiary than might be obtained at the time in a comparable arm’s length transaction from a Person who is not an Affiliate;

(k)           (i) Investments by Affiliates in securities or other Indebtedness of the Company or any Subsidiary (and payment of reasonable out-of-pocket expenses incurred by such Affiliates in connection therewith) so long as the Investment is being offered by the Company or such Subsidiary generally to other investors on the same or more favorable terms and (ii) payments to Affiliates in respect of securities or other Indebtedness of the Company or any Subsidiary contemplated in the foregoing subclause (i) or that were acquired from Persons other than the Company and the Subsidiaries, in each case, in accordance with the terms of such securities or other Indebtedness;

(l)             licenses or sublicenses by the Company or any of its Subsidiaries of Intellectual Property in the ordinary course of business; and

(m)          transactions undertaken in the ordinary course of business or consistent with past practice pursuant to membership in a purchasing consortium.

7.9.          Sales and Leasebacks. Enter into or suffer to exist any arrangement with any Person providing for the leasing by the Company or any Subsidiary of real or personal property that has been or is to be sold or transferred in a related transaction by the Company or such Subsidiary to such Person or to any other Person to whom funds have been or are to be advanced by such Person on the security of such property or rental obligations of the Company or such Subsidiary; provided that any such transaction shall be permitted so long as (i) such transaction is on an arm’s length basis and (ii) the resulting Indebtedness is permitted by Section 7.2; provided that no Event of Default shall have occurred and be continuing or would result therefrom and such sale/leaseback shall be for no less than the fair market value of such property at the time of such sale/leaseback as determined by the Company in good faith (collectively, the “Permitted Sale/Leasebacks”) (the Company agreeing that all Permitted Sale/Leasebacks shall be Asset Sales and any Lien on or security interests in any such property created by the Loan Documents shall be automatically released upon consummation of such Permitted Sale/Leasebacks and the Collateral Agent shall take any action reasonably requested by the Company to evidence such release).

7.10.       Changes in Fiscal Periods. Permit the fiscal year of the Company to end on a day other than December 31 of each year; provided, however, that the Company may, upon written notice to the Administrative Agent, change the financial reporting convention above to (x) a calendar year-end convention or (y) any other financial reporting convention reasonably acceptable to the Administrative Agent, in which case, the Company and the Administrative Agent will, and are hereby authorized by the Lenders to, make any amendments to this Agreement that are necessary, in the reasonable judgment of the Administrative Agent and the Company, to reflect such change in fiscal year.

7.11.       Negative Pledge Clauses. Enter into or suffer to exist or become effective any agreement that prohibits or limits the ability of the Company or any of its Subsidiaries (other than Excluded Subsidiaries (except to the extent any Subsidiary is an Excluded Subsidiary solely pursuant to clause (iii) of the definition thereof)) to create, incur, assume or suffer to exist any Lien upon any of its property (other than Company Stock and other Excluded Assets) or revenues, whether now owned or hereafter acquired, to secure its obligations under the Loan Documents to which it is a party other than:

(a)           this Agreement and the other Loan Documents;

(b)          any agreements governing secured Indebtedness permitted hereby (in which case, any prohibition or limitation shall only be effective against the assets securing such Indebtedness) or Permitted Receivables Financings (in which case, any prohibition or limitation shall only be effective against the assets included in such Permitted Receivables Financing);

(c)           restrictions by reason of customary provisions restricting assignments, subletting, licensing, sublicensing or other transfers (including the granting of any Lien) contained in leases, subleases, licenses, sublicenses, joint venture agreements, asset sale agreements, trading, netting, operating, construction, service, supply, purchase, sale or other agreements entered into in the ordinary course of business or consistent with past practice (each of the foregoing, a “Covered Agreement”) (provided that such restrictions are limited to the relevant Covered Agreement and/or the property or assets secured by such Liens or the property or assets subject to such Covered Agreement);

(d)          customary restrictions on the creation of Liens on any property or assets arising under a security agreement governing a Lien permitted under this Agreement;

(e)          customary restrictions and conditions contained in agreements relating to the sale of a Subsidiary or any assets pending such sale; provided such restrictions and conditions apply only to the Subsidiary or assets that are to be sold and such sale is permitted hereunder;

(f)           customary restrictions in Intellectual Property license agreements;

(g)          any encumbrance or restriction assumed in connection with an acquisition of the property or Capital Stock of any Person, so long as such encumbrance or restriction relates solely to the Person and its subsidiaries (including the Capital Stock of the relevant Person or Persons) and/or property so acquired (or to the Person or Persons (and its or their subsidiaries) bound thereby) and was not created in contemplation of such acquisition;

(h)           restrictions imposed by customary provisions in partnership agreements, limited liability company organizational governance documents, joint venture agreements and other similar agreements (i) relating to the transfer of the assets of, or ownership interests in, the relevant partnership, limited liability company, joint venture or any similar Person (or any “shell company” Company with respect thereto), (ii) relating to such joint venture or its members and/or (iii) otherwise entered into in the ordinary course of business;

(i)            restrictions on cash or other deposits permitted under Section 7.3 and/or 7.7 and any net worth or similar requirements, including such restrictions or requirements imposed by Persons under contracts entered into in the ordinary course of business or for whose benefit such cash or other deposits or net worth requirements exist;

(j)            restrictions (i) set forth in documents which exist on the Closing Date or (ii) which are contemplated as of the Closing Date and, in the case of this clause (ii), to the extent the assets or property subject to such restriction are in excess of $10,000,000, set forth on Schedule 7.13;

(k)           restrictions arising under or as a result of applicable Requirements of Law or the terms of any license, authorization, concession or permit issued or granted by a Governmental Authority;

(l)            restrictions with respect to any Subsidiary that was previously an Unrestricted Subsidiary, pursuant to or by reason of an agreement that such Subsidiary is a party to or entered into before the date on which such Subsidiary became a Subsidiary; provided that such agreement was not entered into in anticipation of such Subsidiary or such Unrestricted Subsidiary becoming a Subsidiary and any such restriction does not extend to any assets or property of the Company or any other Subsidiary other than the assets and property of such Subsidiary;

(m)         other restrictions or encumbrances imposed by any amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing of the contracts, instruments or obligations referred to in the preceding clauses of this Section 7.11; provided that no such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing is, in the good faith judgment of the Company, materially more restrictive with respect to such encumbrances and other restrictions, taken as a whole, than those in effect prior to the relevant amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

7.12.       Lines of Business. Enter into any material business, either directly or through any Subsidiary, except for those businesses substantially similar to the businesses in which the Company and its Subsidiaries are engaged on the Closing Date, after giving effect to the Transactions, or that are reasonably related, complementary, synergistic or ancillary thereto or reasonable extensions thereof.

7.13.        Optional Payments and Modifications of Subordinated Indebtedness. (i) Make or agree to pay or make, directly or indirectly, any payment or other distribution (whether in cash, securities or other property) of or in respect of principal of or interest on any Subordinated Indebtedness, or any payment or other distribution (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, defeasance, cancelation or termination of such Subordinated Indebtedness (collectively, “Restricted Debt Payments”), or (ii) amend, modify, waive or otherwise change, or consent or agree to any amendment, modification, waiver or other change to, any of the terms of any agreement, instrument or other document evidencing Subordinated Indebtedness (other than any such amendment, modification, waiver or other change that is not in the reasonable judgment of the Company materially adverse to the Lenders); provided that so long as no Event of Default has occurred and is continuing, the Company may:

(a)           make regularly scheduled interest and principal payments as and when due in respect of any Subordinated Indebtedness, other than payments prohibited by the subordination provisions thereof;

(b)           refinance Subordinated Indebtedness with the Net Cash Proceeds of a Permitted Refinancing;

(c)           make payments of or in respect of Subordinated Indebtedness made solely with the Net Cash Proceeds of Qualified Capital Stock issued by the Company after the Closing Date;

(d)           (A) convert any Subordinated Indebtedness into Qualified Capital Stock and (B) to the extent constituting a Restricted Debt Payment, pay payment-in-kind interest with respect to any Indebtedness that is permitted under Section 7.2;

(e)           make Restricted Debt Payments in an aggregate amount not to exceed the portion, if any, of the Available Amount on such date that the Company elects to apply to this clause (e); provided that no Specified Event of Default shall have occurred and be continuing or would result therefrom;

(f)            make additional payments of or in respect of Subordinated Indebtedness; provided that the aggregate principal amount of such payments pursuant to this clause (f), together with the amount of Restricted Payments made pursuant to Section 7.6(h), may not exceed the greater of $62,000,000 and 35% of Consolidated EBITDA for the most recently ended Test Period;

(g)           make unlimited Restricted Debt Payments at any time the Total Net Leverage Ratio is equal to or less than 1.75 to 1.00 calculated on the date of incurrence thereof on a Pro Forma Basis after giving effect to such payment (it being understood and agreed that any fee, premium or expense paid or payable in connection with such payment shall not be subject to or included within the calculation of such amount); and

(h)           make payments as part of, or to enable another Person to make, an “applicable high yield discount obligation” catch-up payment.

7.14.        Use of Proceeds. Request any Loan or use, and the Company shall use commercially reasonable efforts to procure that its Subsidiaries and its or their respective directors, officers, employees and agents shall not use, the proceeds of any Loan (a) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti-Corruption Laws, (b) for the purpose of directly or, to the Company’s Knowledge, indirectly funding, financing or facilitating any activities, business or transaction of or with any Sanctioned Person, or in any Sanctioned Country, except to the extent permitted for a Person required to comply with Sanctions, or (c) in any manner that would result in the violation of any Sanctions applicable to any party hereto.

SECTION 8.         EVENTS OF DEFAULT

If any of the following events shall occur and be continuing:

(a)          the Borrower shall fail to pay any principal of any Loan when due in accordance with the terms hereof; or the Borrower shall fail to pay any interest on any Loan, or any other amount payable hereunder or under any other Loan Document, within three Business Days (or in the case of any technical or administrative error, five Business Days) after any such interest or other amount becomes due in accordance with the terms hereof; or

(b)          any representation or warranty made or deemed made by any Loan Party herein or in any other Loan Document or any certificate, statement, report or other document required to be delivered pursuant to this Agreement or any other Loan Document shall prove to have been inaccurate in any material respect on or as of the date made or deemed made and, to the extent capable of being corrected, such inaccuracy is not corrected on or prior to 30 days from the earlier of (x) the first date a Responsible Officer of the Company has Knowledge of such inaccuracy and (y) the date on which the Company received notice thereof from the Administrative Agent or the Required Lenders of such misrepresentation; or

(c)           any Loan Party shall default in the observance or performance of any agreement contained in clause (i) or (ii) of Section 6.4(a) (in each case with respect to legal existence of the Company only), Section 6.7(a), Section 6.12 or Section 7 of this Agreement; or

(d)          any Loan Party shall default in the observance or performance of any other agreement contained in this Agreement or any other Loan Document (other than as provided in paragraphs (a) through (c) of this Section), and such default shall continue unremedied for a period of 30 days after receipt of notice thereof by the Company from the Administrative Agent or the Required Lenders; or

(e)          the Company or any of its Subsidiaries shall (i) default in making any payment of any principal of any Indebtedness (including any Guarantee Obligation, but excluding the Loans) on the scheduled or original due date with respect thereto or any interest on any such Indebtedness, in each case, beyond the period of grace, if any, provided in the instrument or agreement under which such Indebtedness was created or (ii) default in the observance or performance of any other agreement or condition relating to any such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, in each case of clauses (i) or (ii) the effect of which default or other event or condition is to cause, or to permit the holder or beneficiary of such Indebtedness (or a trustee or agent on behalf of such holder or beneficiary) to cause, with the giving of notice if required, such Indebtedness to become due prior to its stated maturity or (in the case of any such Indebtedness constituting a Guarantee Obligation) to become payable; provided, that a default, event or condition described in clause (i) or (ii) of this paragraph (e) shall not at any time constitute an Event of Default unless, at such time, one or more defaults, events or conditions of the type described in clauses (i) or (ii) of this paragraph (e) shall have occurred and be continuing with respect to Indebtedness the aggregate outstanding principal amount of which exceeds in the aggregate of $25,000,000 for the Company and its Subsidiaries; or

(f)           (i) the Company or any of Significant Subsidiaries shall commence any case, proceeding or other action (A) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency (including an application for an order commence proceedings under the Israeli Insolvency and Economic Recovery Law, 2018), reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition, freeze order or other relief with respect to it or its debts, except for any such case, proceeding or action in connection with any liquidation or dissolution otherwise permitted pursuant to Section 7.4 of this Agreement, or (B) seeking appointment of a receiver, trustee, custodian, conservator, an expert for examination of a creditor’s arrangement under Israeli insolvency laws or other similar official for it or for all or any substantial part of its assets, or the Company or any of its Significant Subsidiaries shall make a general assignment for the benefit of its creditors; or (ii) there shall be commenced against the Company or any of its Significant Subsidiaries any case, proceeding or other action of a nature referred to in clause (i) above that (A) results in the entry of an order for relief or any such adjudication or appointment or (B) remains undismissed, undischarged or unbonded for a period of 60 days; or (iii) there shall be commenced against the Company or any of its Significant Subsidiaries any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets that results in the entry of an order for any such relief that shall not have been vacated, discharged, or stayed or bonded pending appeal within 60 days from the entry thereof; or (iv) the Company or any of its Significant Subsidiaries shall take any corporate action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (i), (ii), or (iii) above; or (v) the Company or any of its Significant Subsidiaries shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due; or

(g)          (i) any Person shall engage in any “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) involving any Plan, (ii) any “accumulated funding deficiency” or “failure to meet the minimum funding standards” (each as defined in Section 412 of the Code or 302 of ERISA), whether or not waived, shall exist with respect to any Single Employer Plan or any Lien in favor of the PBGC or a Plan shall arise on the assets of the Company or any Commonly Controlled Entity, (iii) a Reportable Event shall occur with respect to, or proceedings shall commence to have a trustee appointed, or a trustee shall be appointed, to administer or to terminate, any Single Employer Plan, which Reportable Event or commencement of proceedings or appointment of a trustee would reasonably be expected to result in the termination of such Plan for purposes of Title IV of ERISA, (iv) any Single Employer Plan shall terminate for purposes of Title IV of ERISA or (v) the Company or any Commonly Controlled Entity shall, or would reasonably be expected to, incur any liability in connection with a withdrawal from, or the Insolvency of, a Multiemployer Plan; and in each case in clauses (i) through (v) above, such event or condition, together with all other such events or conditions, if any, could be expected to have a Material Adverse Effect; or

(h)          one or more judgments or decrees shall be entered against the Company or any of its Subsidiaries involving in the aggregate for the Company and its Subsidiaries a liability (not covered by insurance as to which the relevant insurance company has not denied coverage) of $25,000,000 or more, and all such judgments or decrees shall not have been vacated, discharged, stayed or bonded pending appeal within 60 days from the entry thereof (it being understood that, notwithstanding the definition of “Default,” no “Default” shall be triggered solely by the rendering of a judgment or judgments prior to the lapse of such 60-day period so long as such judgments are capable of satisfaction by payment at any time); or

(i)            any of the Security Documents shall cease, for any reason, to be in full force and effect, or any Loan Party shall so assert in writing, or any Lien created by any of the Security Documents shall cease to be enforceable and of the same effect and priority purported to be created thereby on a material portion of the Collateral, except to the extent that such cessation results from the failure of the Collateral Agent to maintain possession of certificates representing securities pledged or to file continuation statements under the Uniform Commercial Code of any applicable jurisdiction;

(j)            any material portion of the guarantees contained in the Guarantee Agreement, taken as a whole, shall cease, for any reason, to be in full force and effect (other than as permitted in a Loan Document or in accordance with its terms) or any Loan Party shall so assert; or

(k)           a Change of Control shall occur,

then, and in any such event, (A) if such event is an Event of Default specified in clause (i) or (ii) of paragraph (f) above with respect to the Company, all other amounts owing under this Agreement and the other Loan Documents shall immediately become due and payable, and (B) if such event is any other Event of Default, with the consent of the Required Lenders, the Administrative Agent may, or upon the request of the Required Lenders, the Administrative Agent shall, by notice to the Company, declare the Loans hereunder (with accrued interest thereon) and all other amounts owing under this Agreement and the other Loan Documents to be due and payable forthwith, whereupon the same shall immediately become due and payable. Except as expressly provided above in this Section, presentment, demand, protest and all other notices of any kind are hereby expressly waived by the Company.

SECTION 9.         THE AGENTS

9.1.          Appointment.

(a)           Each Lender hereby irrevocably designates and appoints the Administrative Agent as the agent of such Lender under this Agreement and the other Loan Documents, and each such Lender irrevocably authorizes the Administrative Agent, in such capacity, to take such action on its behalf under the provisions of this Agreement and the other Loan Documents and to exercise such powers and perform such duties as are expressly delegated to the Administrative Agent by the terms of this Agreement and the other Loan Documents, together with such other powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary elsewhere in this Agreement, the Administrative Agent shall not have any duties or responsibilities, except those expressly set forth herein, or any fiduciary relationship with any Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against the Administrative Agent.

(b)           The Administrative Agent shall also act as the “collateral agent” under the Loan Documents, and each of the Lenders hereby irrevocably appoints and authorizes the Administrative Agent to act as the agent of such Lender for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any of the Loan Parties to secure any of the Obligations, together with such powers and discretion as are reasonably incidental thereto.

9.2.          Delegation of Duties. The Administrative Agent may execute any of its duties under this Agreement and the other Loan Documents by or through agents or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. The Administrative Agent shall not be responsible for the negligence or misconduct of any agents or attorneys-in-fact selected by it with reasonable care.

9.3.          Exculpatory Provisions. Neither any Agent nor any of their respective officers, directors, employees, agents, attorneys-in-fact or affiliates shall be (i) liable for any action lawfully taken or omitted to be taken by it or such Person under or in connection with this Agreement or any other Loan Document (except to the extent that any of the foregoing are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from its or such Person’s own bad faith, gross negligence or willful misconduct) or (ii) responsible in any manner to any of the Lenders for any recitals, statements, representations or warranties made by any Loan Party or any officer thereof contained in this Agreement or any other Loan Document or in any certificate, report, statement or other document referred to or provided for in, or received by the Agents under or in connection with, this Agreement or any other Loan Document or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document or for any failure of any Loan Party a party thereto to perform its obligations hereunder or thereunder. The Agents shall not be under any obligation to any Lender to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Loan Document, or to inspect the properties, books or records of any Loan Party.

9.4.         Reliance by Administrative Agent. The Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any instrument, writing, resolution, notice, consent, certificate, affidavit, letter, telecopy, telex or teletype message, statement, order or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons and upon advice and statements of legal counsel (including counsel to the Borrower), independent accountants and other experts selected by the Administrative Agent. The Administrative Agent may deem and treat the payee of any Note as the owner thereof for all purposes unless a written notice of assignment, negotiation or transfer thereof shall have been filed with the Administrative Agent. The Administrative Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Loan Document unless it shall first receive such advice or concurrence of the Required Lenders (or, if so specified by this Agreement, all Lenders) if the Administrative Agent believes in good faith that such action shall expose it to liability or it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action. The Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement and the other Loan Documents in accordance with a request of the Required Lenders (or, if so specified by this Agreement, all Lenders), and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders and all future holders of the Loans.

9.5.         Notice of Default. The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Default hereunder unless the Administrative Agent has received notice from a Lender or the Borrower referring to this Agreement, describing such Default and stating that such notice is a “notice of default”. In the event that the Administrative Agent receives such a notice, the Administrative Agent shall give notice thereof to the Lenders. The Administrative Agent shall take such action with respect to such Default as shall be reasonably directed by the Required Lenders as set forth in this Agreement (or, if so specified by this Agreement, all Lenders); provided that unless and until the Administrative Agent shall have received such directions, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default as it shall deem advisable in the best interests of the Lenders and permitted by this Agreement.

9.6.         Non-Reliance on Agents and Other Lenders. Each Lender expressly acknowledges that neither the Agents nor any of their respective officers, directors, employees, agents, attorneys-in-fact or affiliates have made any representations or warranties to it and that no act by any Agent hereinafter taken, including any review of the affairs of a Loan Party or any affiliate of a Loan Party, shall be deemed to constitute any representation or warranty by any Agent to any Lender. Each Lender represents to the Agents that it has, independently and without reliance upon any Agent or any other Lender, and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, operations, property, financial and other condition and creditworthiness of the Loan Parties and their affiliates and made its own decision to make its extensions of credit hereunder and enter into this Agreement. Each Lender also represents that it will, independently and without reliance upon any Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents, and to make such investigation as it deems necessary to inform itself as to the business, operations, property, financial and other condition and creditworthiness of the Loan Parties and their affiliates. Except for notices, reports and other documents expressly required to be furnished to the Lenders by the Administrative Agent hereunder, the Administrative Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, operations, property, condition (financial or otherwise), prospects or creditworthiness of any Loan Party or any affiliate of a Loan Party that may come into the possession of the Administrative Agent or any of its officers, directors, employees, agents, attorneys-in-fact or affiliates.

9.7.         Indemnification. The Lenders agree to severally indemnify each Agent in its capacity as such (to the extent not reimbursed by the Borrower and without limiting the obligation of the Borrower to do so), ratably according to their respective Aggregate Exposure Percentages in effect on the date on which indemnification is sought under this Section (or, if indemnification is sought after the date upon which the Commitments shall have terminated and the Loans shall have been paid in full, ratably in accordance with such Aggregate Exposure Percentages immediately prior to such date), from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever that may at any time (whether before or after the payment of the Loans) be imposed on, incurred by or asserted against such Agent in any way relating to or arising out of, the Commitments, this Agreement, any of the other Loan Documents or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by such Agent under or in connection with any of the foregoing; provided that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements that are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from such Agent’s bad faith, gross negligence or willful misconduct. The agreements in this Section 9.7 shall survive the payment of the Loans and all other amounts payable hereunder.

9.8.         Agent in Its Individual Capacity. Each Agent and its affiliates may make loans to, accept deposits from and generally engage in any kind of business with any Loan Party as though such Agent was not an Agent. With respect to its Loans made or renewed by it, each Agent shall have the same rights and powers under this Agreement and the other Loan Documents as any Lender and may exercise the same as though it were not an Agent, and the terms “Lender” and “Lenders” shall include each Agent in its individual capacity.

9.9.         Successor Administrative Agent. The Administrative Agent may resign as Administrative Agent upon 20 days’ notice to the Lenders and the Borrower. If the Administrative Agent shall resign as Administrative Agent under this Agreement and the other Loan Documents, then the Required Lenders shall appoint from among the Lenders a successor agent for the Lenders, which successor agent shall (unless an Event of Default under Section 8(a) or Section 8(f) with respect to the Borrower shall have occurred and be continuing) be subject to approval by the Borrower (which approval shall not be unreasonably withheld or delayed), whereupon such successor agent shall succeed to the rights, powers and duties of the Administrative Agent, and the term “Administrative Agent” shall mean such successor agent effective upon such appointment and approval, and the former Administrative Agent’s rights, powers and duties as Administrative Agent shall be terminated, without any other or further act or deed on the part of such former Administrative Agent or any of the parties to this Agreement or any holders of the Loans. If no successor agent has accepted appointment as Administrative Agent by the date that is 20 days following a retiring Administrative Agent’s notice of resignation, the retiring Administrative Agent’s resignation shall nevertheless thereupon become effective and the Lenders shall assume and perform all of the duties of the Administrative Agent hereunder until such time, if any, as the Required Lenders appoint (with the consent of the Borrower (to the extent required by the immediately preceding sentence)) a successor agent as provided for above. After any retiring Administrative Agent’s resignation as Administrative Agent, the provisions of this Section 9 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent under this Agreement and the other Loan Documents.

9.10.       Certain ERISA Matters. (a) Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent, and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Loan Party, that at least one of the following is and will be true:

(i)            such Lender is not using “plan assets” (within the meaning of Section 3(42) of ERISA or otherwise) of one or more Benefit Plans with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Commitments or this Agreement,

(ii)           the transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement,

(iii)          (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement, or

(iv)          such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender.

(b)          In addition, unless sub-clause (i) in the immediately preceding clause (a) is true with respect to a Lender or such Lender has provided another representation, warranty and covenant in accordance with sub-clause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of the Administrative Agent, and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Loan Party, that the Administrative Agent is not a fiduciary with respect to the assets of such Lender involved in such Lender’s entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Agreement, any Loan Document or any documents related hereto or thereto).

9.11.       Agents. None of the Arrangers or Agents (other than the Administrative Agent) identified in this Agreement shall have any rights, powers, obligations, liabilities, responsibilities or duties under this Agreement or any other Loan Document, except in its capacity, as applicable, as a Lender hereunder. Without limiting any other provision of this Section 9, no such Arranger or Agent in its capacity as such shall have or be deemed to have any fiduciary relationship with any Lender or any other Person by reason of this Agreement or any other Loan Document.

9.12.       Credit Bidding. The Secured Parties hereby irrevocably authorize the Administrative Agent, at the direction of the Required Lenders, to credit bid all or any portion of the Obligations (including by accepting some or all of the Collateral in satisfaction of some or all of the Obligations pursuant to a deed in lieu of foreclosure or otherwise) and in such manner purchase (either directly or through one or more acquisition vehicles) all or any portion of the Collateral (a) at any sale thereof conducted under the provisions of the Bankruptcy Code, including under Sections 363, 1123 or 1129 of the Bankruptcy Code, or any similar laws in any other jurisdictions to which a Loan Party is subject, or (b) at any other sale, foreclosure or acceptance of collateral in lieu of debt conducted by (or with the consent or at the direction of) the Administrative Agent (whether by judicial action or otherwise) in accordance with any applicable law. In connection with any such credit bid and purchase, the Obligations owed to the Secured Parties shall be entitled to be, and shall be, credit bid by the Administrative Agent at the direction of the Required Lenders on a ratable basis (with Obligations with respect to contingent or unliquidated claims receiving contingent interests in the acquired assets on a ratable basis that shall vest upon the liquidation of such claims in an amount proportional to the liquidated portion of the contingent claim amount used in allocating the contingent interests) for the asset or assets so purchased (or for the equity interests or debt instruments of the acquisition vehicle or vehicles that are issued in connection with such purchase). In connection with any such bid, (i) the Administrative Agent shall be authorized to form one or more acquisition vehicles and to assign any successful credit bid to such acquisition vehicle or vehicles, (ii) each of the Secured Parties’ ratable interests in the Obligations which were credit bid shall be deemed without any further action under this Agreement to be assigned to such vehicle or vehicles for the purpose of closing such sale, (iii) the Administrative Agent shall be authorized to adopt documents providing for the governance of the acquisition vehicle or vehicles (provided that any actions by the Administrative Agent with respect to such acquisition vehicle or vehicles, including any disposition of the assets or equity interests thereof, shall be governed, directly or indirectly, by, and the governing documents shall provide for, control by the vote of the Required Lenders or their permitted assignees under the terms of this Agreement or the governing documents of the applicable acquisition vehicle or vehicles, as the case may be, irrespective of the termination of this Agreement and without giving effect to the limitations on actions by the Required Lenders contained in Section 10.1), (iv) the Administrative Agent on behalf of such acquisition vehicle or vehicles shall be authorized to issue to each of the Secured Parties, ratably on account of the relevant Obligations which were credit bid, interests, whether as equity, partnership interests, limited partnership interests or membership interests, in any such acquisition vehicle and/or debt instruments issued by such acquisition vehicle, all without the need for any Secured Party or acquisition vehicle to take any further action, and (v) to the extent that Obligations that are assigned to an acquisition vehicle are not used to acquire Collateral for any reason (as a result of another bid being higher or better, because the amount of Obligations assigned to the acquisition vehicle exceeds the amount of Obligations credit bid by the acquisition vehicle or otherwise), such Obligations shall automatically be reassigned to the Secured Parties pro rata with their original interest in such Obligations and the equity interests and/or debt instruments issued by any acquisition vehicle on account of such Obligations shall automatically be cancelled, without the need for any Secured Party or any acquisition vehicle to take any further action. Notwithstanding that the ratable portion of the Obligations of each Secured Party are deemed assigned to the acquisition vehicle or vehicles as set forth in clause (ii) above, each Secured Party shall execute such documents and provide such information regarding the Secured Party (and/or any designee of the Secured Party which will receive interests in or debt instruments issued by such acquisition vehicle) as the Administrative Agent may reasonably request in connection with the formation of any acquisition vehicle, the formulation or submission of any credit bid or the consummation of the transactions contemplated by such credit bid.

9.13.        Erroneous Payments.

(a)           Each Lender hereby agrees that (x) if the Administrative Agent notifies such Lender that the Administrative Agent has determined in its sole discretion that any funds received by such Lender from the Administrative Agent or any of its Affiliates (whether as a payment, prepayment or repayment of principal, interest, fees or otherwise; individually and collectively, a “Payment”) were erroneously transmitted to such Lender (whether or not known to such Lender), and demands the return of such Payment (or a portion thereof), such Lender shall promptly, but in no event later than one Business Day thereafter, return to the Administrative Agent the amount of any such Payment (or portion thereof) as to which such a demand was made in same day funds, together with interest thereon in respect of each day from and including the date such Payment (or portion thereof) was received by such Lender to the date such amount is repaid to the Administrative Agent at the greater of the NYFRB Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect, and (y) to the extent permitted by applicable law, such Lender shall not assert, and hereby waives, as to the Administrative Agent, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Payments received, including without limitation any defense based on “discharge for value” or any similar doctrine.  A notice of the Administrative Agent to any Lender under this Section 9.13 shall be conclusive, absent manifest error.

(b)           Each Lender hereby further agrees that if it receives a Payment from the Administrative Agent or any of its Affiliates (x) that is in a different amount than, or on a different date from, that specified in a notice of payment sent by the Administrative Agent (or any of its Affiliates) with respect to such Payment (a “Payment Notice”) or (y) that was not preceded or accompanied by a Payment Notice, it shall be on notice, in each such case, that an error has been made with respect to such Payment. Each Lender agrees that, in each such case, or if it otherwise becomes aware a Payment (or portion thereof) may have been sent in error, such Lender shall promptly notify the Administrative Agent of such occurrence and, upon demand from the Administrative Agent, it shall promptly, but in no event later than one Business Day thereafter, return to the Administrative Agent the amount of any such Payment (or portion thereof) as to which such a demand was made in same day funds, together with interest thereon in respect of each day from and including the date such Payment (or portion thereof) was received by such Lender to the date such amount is repaid to the Administrative Agent at the greater of the NYFRB Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect.

(c)           The Borrower and each other Loan Party hereby agrees that (x) in the event an erroneous Payment (or portion thereof) is not recovered from any Lender that has received such Payment (or portion thereof) for any reason, the Administrative Agent shall be subrogated to all the rights of such Lender with respect to such amount to the maximum extent permitted by law and (y) an erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by the Borrower or any other Loan Party; provided that this clause (c) shall not be interpreted to increase (or accelerate the due date for), or have the effect of increasing (or accelerating the due date for), any Obligations of the Loan Parties in respect of principal and interest hereunder relative to the amount (and/or timing for payment) of the Obligations of the Loan Parties in respect of principal and interest hereunder that would have been payable had such erroneous Payment not been made by the Administrative Agent; provided, further, that for the avoidance of doubt, this clause (c) shall not apply to the extent any such Payment is, and solely with respect to the amount of such Payment that is, comprised of funds received by the Administrative Agent from the Borrower or any other Loan Party for the purpose of making such Payment, satisfying Obligations or from the proceeds of Collateral.

(h)           Each party’s obligations under this Section 9.13 shall survive the resignation or replacement of the Administrative Agent or any transfer of rights or obligations by, or the replacement of, a Lender, the repayment, satisfaction or discharge of all Obligations under any Loan Document.

SECTION 10.       MISCELLANEOUS

10.1.       Amendments and Waivers.

(a)           Neither this Agreement, any other Loan Document, nor any terms hereof or thereof may be amended, supplemented or modified except in accordance with the provisions of this Section 10.1. The Required Lenders and each Loan Party that is a party to the relevant Loan Document may, or, with the written consent of the Required Lenders, the Administrative Agent and each Loan Party that is a party to the relevant Loan Document may, from time to time, (a) enter into written amendments, supplements or modifications hereto and to the other Loan Documents for the purpose of adding any provisions to this Agreement or the other Loan Documents or changing in any manner the rights of the Lenders or of the Loan Parties hereunder or thereunder or (b) waive, on such terms and conditions as the Required Lenders or the Administrative Agent, as the case may be, may specify in such instrument, any of the requirements of this Agreement or the other Loan Documents or any Default or Event of Default and its consequences; provided, however, that no such waiver and no such amendment, supplement or modification shall: (i) forgive the principal amount or extend the final scheduled date of maturity of any Loan, extend the scheduled date of any amortization payment in respect of any Term Loan, reduce the stated rate of any interest or fee payable hereunder (except (x) in connection with the waiver of applicability of any post-default increase in interest rates, (y) that any amendment or modification in the financial definitions in this Agreement shall not constitute a reduction in the rate of interest or commitment fee for purposes of this clause (i) and (z) in each case of this clause (i), waivers of, or consents or departures from, mandatory prepayments, mandatory reductions of commitments, or of any Default or Event of Default) or extend the scheduled date of any payment thereof or increase the amount or extend the expiration date of any Tranche B Term Lender’s Tranche B Term Commitment, in each case without the consent of each Lender directly affected thereby; (ii) reduce any percentage specified in the definition of Required Lenders or change any other provision of any Loan Document specifying the number or percentage of Lenders required to waive, amend or modify any term thereof, release all or substantially all of the Collateral (other than as otherwise permitted hereunder or in the other Loan Documents) under the Collateral Agreement or the Israeli Security Agreement or release all or substantially all of the value of the guarantees (other than as otherwise permitted hereunder or in the other Loan Documents) under the Guarantee Agreement, in each case without the consent of all Lenders or reduce the percentage specified in the definition of Majority Facility Lenders with respect to any Facility without the consent of all Lenders under such Facility; (iii) amend or modify any provision of Section 5.03 of the Collateral Agreement without the consent of each Lender directly and adversely affected thereby; (iv) amend, modify or waive any provision of Section 2.17 in a manner that would alter the pro rata sharing of payments or Section 10.7(a) without the consent of all Lenders, or amend, modify or waive any other provision of Section 2.17 without the consent of the Majority Facility Lenders in respect of each Facility adversely affected thereby; (v) amend, modify or waive any provision of Section 9 without the consent of the Administrative Agent; (vi) [reserved]; (vii) [reserved]; (viii) consent to the assignment or transfer by the Borrower of any of its rights and obligations under this Agreement and the other Loan Documents without the consent of each Lender directly affected thereby (other than as permitted by Section 10.6); or (ix) eliminate or reduce any voting rights under this Section 10.1 without the consent of each Lender directly affected thereby; (x) subordinate the Lien on a material portion of the Collateral, taken as a whole, securing the Obligations to the Lien securing any other Indebtedness, without the written consent of each Lender directly affected thereby (provided that no such Lender’s consent shall be required pursuant to this clause (x) if such Lender is offered a reasonable, bona fide opportunity to participate on a pro rata basis in any priming indebtedness (including any fees payable in connection therewith) permitted to be issued as a result of such waiver, amendment or modification) or (xi) subordinate the Obligations (or any Class thereof) in right of payment to any other Indebtedness, without the written consent of each Lender directly affected thereby (provided that no such Lender’s consent shall be required pursuant to this clause (xi) if such Lender is offered a reasonable, bona fide opportunity to participate on a pro rata basis in any priming indebtedness (including any fees payable in connection therewith) permitted to be issued as a result of such waiver, amendment or modification). Any such waiver and any such amendment, supplement or modification shall apply equally to each of the Lenders and shall be binding upon the Loan Parties, the Lenders, the Administrative Agent and all future holders of the Loans. In the case of any waiver, the Loan Parties, the Lenders and the Administrative Agent shall be restored to their former position and rights hereunder and under the other Loan Documents, and any Default waived shall be deemed to be cured and not continuing; but no such waiver shall extend to any subsequent or other Default, or impair any right consequent thereon.

(i)            Notwithstanding the foregoing, the Company and the Administrative Agent may enter into any Incremental Facility Amendment in accordance with Section 2.25, any Extension Amendment in accordance with Section 2.24 and any Refinancing Term Amendment in accordance with Section 2.28 and such Extension Amendments, Incremental Term Facility Amendments and Refinancing Term Amendments shall be effective to amend the terms of this Agreement and the other applicable Loan Documents, in each case, without any further action or consent of any other party to any Loan Document; and

(ii)           this Agreement and the other Loan Documents may be amended with the written consent of only the Administrative Agent and the Company to the extent necessary in order to evidence and implement the designation of removal of an additional borrower with respect to any Incremental Revolving Facility in accordance with Section 2.24.

(b)           Notwithstanding the foregoing, the Administrative Agent, with the consent of the Company, may amend, modify or supplement any Loan Document without the consent of any Lender or the Required Lenders in order to correct, amend or cure any ambiguity, inconsistency or defect or correct any typographical error or other manifest error in any Loan Document and such amendment shall become effective without any further action or consent of any other party to any Loan Document if the same is not objected to in writing by the Required Lenders within ten Business Days following receipt of notice thereof.

10.2.        Notices. All notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing (including by telecopy), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when delivered, or three Business Days after being deposited in the mail, postage prepaid, or, in the case of telecopy notice, when received, addressed as follows in the case of the Company, the Borrower and the Administrative Agent, and as set forth in an Administrative Questionnaire delivered to the Administrative Agent in the case of the Lenders, or to such other address as may be hereafter notified by the respective parties hereto:

The Company or the Borrower:

Taboola.com Ltd

Atrium Tower

2 Jabotinsky St., 32nd fl.

Ramat Gan, Israel 5250501

Attention: David Aber

with a copy to:

Taboola, Inc.
16 Madison Square West, 7th fl.

New York, NY 10010

Attention: David Aber

The Administrative Agent or the Collateral Agent:	Brianna Griffy Telephone: +1 302 634 8159 jpm.agency.cri@jpmorgan.com with a copy to brianna.m.griffy@chase.com 10 S. Dearborn St. Floor L2 Chicago, IL 60603 provided that any notice, request or demand to or upon the Administrative Agent or the Lenders shall not be effective until received.

10.3.       No Waiver; Cumulative Remedies. No failure to exercise and no delay in exercising, on the part of the Administrative Agent or any Lender, any right, remedy, power or privilege hereunder or under the other Loan Documents shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

10.4.       Survival of Representations and Warranties. All representations and warranties made hereunder, in the other Loan Documents and in any document, certificate or statement delivered pursuant hereto or in connection herewith shall survive the execution and delivery of this Agreement and the making of the Loans and other extensions of credit hereunder until the respective maturity dates of the Facilities.

10.5.       Expenses; Limitation of Liability; Indemnity, Etc..

(a)           Expenses. The Borrower agrees (a) within 30 days following presentation of a summary statement, to reimburse the Administrative Agent for its reasonable and invoiced out-of-pocket expenses that have been incurred in connection with the development, preparation, execution, delivery and administration of, and any amendment, supplement, waiver or modification to, this Agreement and the other Loan Documents and the consummation of the Transactions contemplated hereby and thereby (including the fees, charges and disbursements of one firm of counsel to the Administrative Agent and Lenders, as a whole, and of a single local counsel in each appropriate jurisdiction (which may include, a single special counsel acting in multiple jurisdictions) for the Administrative Agent and Lenders, as a whole (and, in the case of an actual or perceived conflict of interest, of another firm of counsel (and, if applicable, another local counsel in each appropriate jurisdiction) for all similarly affected persons)), (b) within 30 days following presentation of a summary statement, to pay or reimburse each Lender and the Administrative Agent for all its reasonable and invoiced out-of-pocket costs and expenses incurred in connection with the enforcement or preservation of any rights under this Agreement, the other Loan Documents and any such other documents, including all such reasonable out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans (including the fees, charges and disbursements of one firm of counsel to the Administrative Agent and Lenders, as a whole, and of a single local counsel in each appropriate jurisdiction (which may include, a single special counsel acting in multiple jurisdictions) for the Administrative Agent and Lenders, as a whole (and, in the case of an actual or perceived conflict of interest, of another firm of counsel (and, if applicable, another local counsel in each appropriate jurisdiction) for all similarly affected persons)),

(b)           Limitation of Liability. None of the Administrative Agent, any Arranger or any Lender, or any Related Party of any of the foregoing Persons (each such Person being called a “Lender-Related Person”) shall be liable for any damages arising from the use by others of information or other materials obtained through electronic, telecommunications or other information transmission systems, except to the extent any such damages are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from the gross negligence, bad faith or willful misconduct of such Lender-Related Person. To the fullest extent permitted by applicable law, (i) each party hereto agrees that it shall not assert, and hereby waives, any claim against any other party hereto, the Company, any Lender-Related Person or any of their respective Related Parties on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan, or the use of the proceeds thereof; provided that the foregoing shall not limit the obligations of the Borrower under this Section 10.5 in respect of any such damages claimed against the Indemnitees by Persons other than Indemnitees.

(c)           Indemnity. The Borrower shall indemnify and hold harmless each Lender, each Agent and the Administrative Agent and their respective Related Parties (each, an “Indemnitee”) from and against, and hold each Indemnitee harmless from, any and all losses, claims (including intraparty claims), demands, damages and liabilities (“Liabilities”) to which any such Indemnitee may become subject arising out of or in connection with this Agreement, any Loan Documents, the Transactions or any actual or prospective claim, litigation, investigation, arbitration or proceeding relating to any of the foregoing (including in relation to enforcing the terms of this paragraph) (each, a “Proceeding”), regardless of whether any Indemnitee is a party thereto, whether or not such Proceedings are brought by the Company, its equity holders, Related Parties, Affiliates, creditors or any other person, and to reimburse each Indemnitee from time to time, within 30 days following the presentation of a summary statement, for any reasonable and invoiced out-of-pocket legal expenses of one firm of counsel for all such Indemnitees, taken as a whole, and of a single local counsel in each appropriate jurisdiction (which may include a single special counsel acting in multiple jurisdictions) for all such Indemnitees, taken as a whole (and, in the case of an actual or perceived conflict of interest, of another firm of counsel (and, if applicable, another firm of local counsel in each appropriate jurisdiction) for all similarly affected Indemnitees), in connection with any of the foregoing, provided that the foregoing indemnity will not, as to any Indemnitee, apply to Liabilities or related expenses to the extent they (i) are found by a final, non-appealable judgment of a court of competent jurisdiction to arise from the willful misconduct, bad faith or gross negligence of such Indemnitee or its Related parties, (ii) are found by a final, non-appealable judgment of a court of competent jurisdiction to result from a material breach of the obligations of such Indemnitee or any such Indemnitee’s Related Parties under this Agreement or (iii) result from any Proceeding that does not involve an act or omission by the Company or its Affiliates and that is brought by an Indemnitee or Related Party against any other Indemnitee or Related Party (other than any claims against any Indemnitee in its capacity or in fulfilling its role as an agent or arranger or any similar role in connection with this Agreement). The agreements in this Section 10.5 shall survive repayment of the Loans and all other amounts payable hereunder and termination of this Agreement. This Section 10.5(c) shall not apply with respect to Taxes other than any Taxes that represent losses, claims or damages arising from any non-Tax claim.

(d)           Lender Reimbursement. Each Lender severally agrees to pay any amount required to be paid by the Borrower under paragraphs (a), (b) or (c) of this Section 10.5 to the Administrative Agent, the Collateral Agent and each Related Party of any of the foregoing Persons (each, an “Agent-Related Person”) (to the extent not reimbursed by the Borrower and without limiting the obligation of the Borrower to do so), ratably according to their respective Aggregate Exposure Percentages on the date on which such payment is sought under this Section (or, if such payment is sought after the date upon which the Commitments shall have terminated and the Loans shall have been paid in full, ratably in accordance with their respective Aggregate Exposure Percentages immediately prior to such date), and agrees to indemnify and hold each Agent-Related Person harmless from and against any and all Liabilities and related expenses, including the fees, charges and disbursements of any kind whatsoever that may at any time (whether before or after the payment of the Loans) be imposed on, incurred by or asserted against such Agent-Related Person in any way relating to or arising out of the Commitments, the Loans, this Agreement, any of the other Loan Documents or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by such Agent-Related Person under or in connection with any of the foregoing; provided that the unreimbursed expense or Liability or related expense, as the case may be, was incurred by or asserted against such Agent-Related Person in its capacity as such; provided further that no Lender shall be liable for the payment of any portion of such Liabilities, costs, expenses or disbursements that are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted primarily from such Agent-Related Party’s gross negligence or willful misconduct.  The agreements in this Section shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.

(e)           Payments. All amounts due under this Section 10.5 shall be payable not later than 30 days after written demand therefor.

10.6.        Successors and Assigns; Participations and Assignments.

(a)           This Agreement shall be binding upon and inure to the benefit of the Company, the Borrower, the Lenders, the Administrative Agent, all future holders of the Loans and their respective successors and assigns, except that none of the Borrower or the Company may assign or transfer any of its rights or obligations under this Agreement without the prior written consent of each Lender (except in a transaction permitted by Section 7.4).

(b)           Any Lender may, without the consent of the Borrower or the Administrative Agent, in accordance with applicable law, at any time sell to one or more banks, financial institutions or other entities other than an Ineligible Institution (each, a “Participant”) participating interests in any Loan owing to such Lender, any Commitment of such Lender or any other interest of such Lender hereunder and under the other Loan Documents. In the event of any such sale by a Lender of a participating interest to a Participant, such Lender’s obligations under this Agreement to the other parties to this Agreement shall remain unchanged, such Lender shall remain solely responsible for the performance thereof, such Lender shall remain the holder of any such Loan for all purposes under this Agreement and the other Loan Documents, the Participant will have no proprietary interest in the benefit of this Agreement or in any monies received by the Lender under or in relation to this Agreement (including in the bankruptcy or similar event of the Lender) and the Company, the other Lenders and the Administrative Agent shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement and the other Loan Documents. In no event shall any Participant under any such participation have any right to approve any amendment or waiver of any provision of any Loan Document, or any consent to any departure by any Loan Party therefrom, except to the extent that such amendment, waiver or consent would reduce the principal of or interest on, the Loans or any fees payable hereunder, postpone the date of any scheduled amortization payment or the final maturity of the Loans, in each case to the extent subject to such participation. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and the other Loan Documents and, other than as set forth in the preceding sentence, to approve any amendment, modification or waiver of any provision of this Agreement or any other Loan Document. The Borrower also agrees that each Participant shall be entitled to the benefits of Sections 2.18, 2.19 and 2.20 (subject to the requirements and limitations in Section 2.19) with respect to its participation in the Commitments and the Loans outstanding from time to time as if it was a Lender; provided that such Participant (i) agrees to be subject to the provisions of Sections 2.21 and 2.22 as if it were an assignee under paragraph (c) of this Section and (ii) shall not be entitled to receive any greater amount pursuant to Section 2.18 or 2.19 than the transferor Lender would have been entitled to receive in respect of the amount of the participation transferred by such transferor Lender to such Participant had no such transfer occurred, except to the extent such entitlement to receive a greater amount results from a change in law that occurs after the Participant acquired the applicable participation. Each Lender that sells a participation, acting solely for this purpose as a non-fiduciary agent of the Borrower, shall maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under this Agreement (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register to any Person (including the identity of any Participant or any information relating to a Participant’s interest in any Commitments, Loans or its other obligations under any Loan Document) except to the extent that such disclosure is necessary to establish that such Commitment, Loan or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender, each Loan Party and the Administrative Agent shall treat each person whose name is recorded in the Participant Register pursuant to the terms hereof as the owner of such participation for all purposes of this Agreement, notwithstanding notice to the contrary.

As used herein, “Ineligible Institution” means (a) a natural person, (b) a Disqualified Lender, (c) a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of, a natural person or relative(s) thereof, (d) a Defaulting Lender or (e) any of the Company and its Subsidiaries and Affiliates.

(c)           Any Lender (an “Assignor”) may, in accordance with applicable law, at any time and from time to time assign (subject to clause (iii) of the proviso below) to any other Lender, any Affiliate of any Lender or any Lender Affiliate (other than any Ineligible Institution) or, with the consent of the Borrower and the Administrative Agent (which, in each case, shall not be unreasonably withheld or delayed), to an additional bank, financial institution or other entity other than an Ineligible Institution (an “Assignee”) all or any part of its rights and obligations under this Agreement pursuant to an Assignment and Assumption, executed by such Assignee, such Assignor and any other Person whose consent is required pursuant to this paragraph, and delivered to the Administrative Agent for its acceptance and recording in the Register; provided that (i) no such assignment to an Assignee (other than any Lender, any Affiliate of any Lender or any Lender Affiliate), unless otherwise agreed to by the Borrower and Administrative Agent, shall be in an aggregate principal amount of less than $500,000 in the case of Term Loans (provided that assignments made by any Lender on the same day to an Assignee and its Affiliates (including any Lender Affiliates) and contemporaneous assignments by Lender Affiliates to a single Assignee may be treated as a single assignment for purposes of satisfying any such minimum assignment amount requirement (other than in the case of an assignment of all of a Lender’s interests under the applicable Facility)), (ii) [reserved], (iii) [reserved] and (iv) solely with respect to Term Loans, the Borrower shall be deemed to have consented to an assignment if it has not objected thereto by written notice to the Administrative Agent within ten Business Days of its receipt of notice thereof. For purposes of the proviso contained in the preceding sentence, the amount described therein shall be aggregated in respect of each Lender and its related Lender Affiliates, if any (other than in the case of an assignment of all of a Lender’s interests under this Agreement). Any such assignment need not be ratable as among the Facilities. Upon such execution, delivery, acceptance and recording, from and after the effective date determined pursuant to such Assignment and Assumption, (x) the Assignee thereunder shall be deemed a party hereto and, to the extent provided in such Assignment and Assumption, have the rights and obligations of a Lender hereunder with a Commitment and/or Loans as set forth therein, and (y) the Assignor thereunder shall, to the extent provided in such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of an Assignor’s rights and obligations under this Agreement, such Assignor shall cease to be a party hereto). Notwithstanding any provision of this Section 10.6, the consent of the Borrower shall not be required for any assignment that occurs (I) when an Event of Default shall have occurred and be continuing with respect to the Borrower or (II) in connection with the primary syndication of the Facility.

Notwithstanding the foregoing, the Borrower may, in its sole discretion, withhold consent to any assignment to any Person that is not expressly a Disqualified Lender but is known by the Borrower to be an Affiliate of a Disqualified Lender without regard as to whether such Person is identifiable as an Affiliate of a Disqualified Lender on the basis of such Affiliate’s name.

(d)           The Administrative Agent shall, on behalf of the Borrower, maintain at its address referred to in Section 10.2, a copy of each Assignment and Assumption delivered to it and a register (the “Register”) for the recordation of the names and addresses of the Lenders and the Commitment of, and the principal amount (and stated interest) of the Loans owing to, each Lender from time to time. The entries in the Register shall be conclusive absent manifest error, and the Borrower, each other Loan Party, the Administrative Agent and the Lenders shall treat each Person whose name is recorded in the Register as the owner of the Loans and any Notes evidencing the Loans recorded therein for all purposes of this Agreement. Any assignment of any Loan, whether or not evidenced by a Note, shall be effective only upon appropriate entries with respect thereto being made in the Register (and each Note shall expressly so provide). Any assignment or transfer of all or part of a Loan evidenced by a Note shall be registered on the Register only upon surrender for registration of assignment or transfer of the Note evidencing such Loan, accompanied by a duly executed Assignment and Assumption, and thereupon one or more new Notes shall be issued to the designated Assignee. The Register shall be available for inspection by any Lender at any reasonable time and from time to time upon reasonable prior notice.

(e)           Upon its receipt of an Assignment and Assumption executed by an Assignor, an Assignee and any other Person whose consent is required by Section 10.6(c), together with payment to the Administrative Agent of a registration and processing fee of $3,500 (which shall not be an obligation of the Borrower), the Administrative Agent shall (i) promptly accept such Assignment and Assumption and (ii) record the information contained therein in the Register on the effective date determined pursuant thereto.

(f)            The Assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire in which the Assignee designates one or more credit contacts to whom all syndicate-level information (which may contain material non-public information about the Company and its Affiliates and their related parties or their respective securities) will be made available and who may receive such information in accordance with the assignee’s compliance procedures and applicable laws, including Federal and state securities laws.

(g)           For avoidance of doubt, the parties to this Agreement acknowledge that the provisions of this Section 10.6 concerning assignments of Loans and Notes relate only to absolute assignments and that such provisions do not prohibit assignments creating security interests, including any pledge or assignment by a Lender of any Loan or Note to any Federal Reserve Bank or other central banking authority having jurisdiction over such Lender in accordance with applicable law.

(h)           The Borrower, upon receipt of written notice from the relevant Lender, agrees to issue Notes to any Lender requiring Notes to facilitate transactions of the type described in paragraph (g) above.

(i)            Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 10.6, whether or not such assignment or transfer is reflected in the Register, shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (b) of this Section 10.6.

(j)            The Company shall have the right (i) at the sole expense of any Lender that is a Disqualified Lender and/or the Person that assigned its Commitments and/or Loans to such Disqualified Lender or to any Lender to the extent the Borrower’s consent was requested pursuant to Section 10.6 and not obtained, to seek to replace or terminate such Disqualified Lender or other Lender as a Lender by causing such Lender to (and such Lender shall be obligated to) assign (without recourse) any or all of its Commitments and/or Loans and its rights and obligations under this Agreement to one or more assignees (which may, at the Company’s sole option, be or include the Company or any Subsidiary); provided that (1) the Administrative Agent shall not have any obligation to the Company to find such a replacement Lender, (2) the Company shall not have any obligation to such Disqualified Lender or other Lender or any other Person to find such a replacement Lender or accept or consent to any such assignment to itself or any other Person and (3) the assignee (or, at its option, the Company) shall pay to such Disqualified Lender or other Lender concurrently with such assignment an amount (which payment shall be deemed payment in full) equal to the lesser of (x) the face principal amount of the Commitments and/or Loans so assigned and (y) the amount that such Disqualified Lender or other Lender paid to acquire such Commitments and/or Loans, in each case without interest thereon (it being understood that if the effective date of such assignment is not an Interest Payment Date, such assignee shall be entitled to receive on the next succeeding Interest Payment Date interest on the principal amount of the Loans so assigned that has accrued and is unpaid from the Interest Payment Date last preceding such effective date (except as may be otherwise agreed between such assignee and the Company)), or (ii) to prepay any Loans held by such Disqualified Lender or other Lender, in whole or in part, by paying an amount (which payment shall be deemed payment in full) equal to the lesser of (x) the face principal amount of the Commitments and/or Loans so prepaid and (y) the amount that such Disqualified Lender or other Lender paid to acquire such Loans (in each case without interest thereon), and if applicable, terminate the Commitments of such Disqualified Lender, in whole or in part.  In connection with any such replacement, (1) if the Disqualified Lender does not execute and deliver to the Administrative Agent a duly completed Assignment and Assumption and/or any other documentation necessary or appropriate (in the good faith determination of the Administrative Agent or the Company, which determination shall be conclusive) to reflect such replacement by the later of (a) the date on which the replacement Lender executes and delivers such Assignment and Assumption and/or such other documentation and (b) the date as of which the Disqualified Lender shall be paid by the assignee Lender (or, at its option, the Company) the amount required pursuant to this Section 10.6(j), then such Disqualified Lender or other Lender shall be deemed to have executed and delivered such Assignment and Assumption and/or such other documentation as of such date and the Company shall be entitled (but not obligated) to execute and deliver such Assignment and Assumption and/or such other documentation on behalf of such Disqualified Lender or other Lender, and the Administrative Agent shall record such assignment in the Register, (2) each Lender (whether or not then a party hereto) agrees to disclose to the Company the amount that the applicable Disqualified Lender paid to acquire Commitments and/or Loans from such Lender and (3) each Lender that is a Disqualified Lender or other Lender agrees to disclose to the Company the amount it paid to acquire the Commitments and/or Loans held by it. The Disqualified Lenders List may be (i) posted to the Lenders on both the “Public Side Information” and the “Private Side Information” portions of the Electronic Platform and (ii) made available to the Lenders upon written request to the Administrative Agent. The Borrower hereby acknowledges and consents to the posting and/or distribution of the Disqualified Lenders List pursuant to the terms set forth in this Agreement. The Administrative Agent shall not be responsible or have any liability for, or have any duty to ascertain, inquire into, monitor or enforce, compliance with the provisions hereof relating to Disqualified Lenders. Without limiting the generality of the foregoing, the Administrative Agent shall not (x) be obligated to ascertain, monitor or inquire as to whether any Lender or participant or prospective Lender or participant is a Disqualified Lender or (y) have any liability with respect to or arising out of any assignment or participation of Loans, or disclosure of confidential information, to any Disqualified Lender.

(k)           Notwithstanding anything to the contrary contained herein, any Lender may, at any time, assign all or a portion of its rights and obligations under this Agreement in respect of its Term Loans to the Company, or any Subsidiary (each, an “Affiliated Lender”) through (x) Dutch auctions or other offers to purchase open to all Lenders on a pro rata basis in accordance with procedures to be established by the “auction agent” consistent with this Section 10.6(k) or (y) open market purchases on a non-pro rata basis (which purchases may be effected at any price as agreed between such Lender and such Affiliated Lender in their respective sole discretion); provided that:

(i)            any Term Loans acquired by any Affiliated Lender shall, to the extent permitted by applicable Requirements of Law, be retired and cancelled immediately upon the acquisition thereof; provided that upon any such retirement and cancellation, the aggregate outstanding principal amount of the Term Loans shall be deemed reduced by the full par value of the aggregate principal amount of the Term Loans so retired and cancelled; provided that to the extent any Term Loans acquired by any Affiliated Lender are not permitted to be retired and cancelled under applicable Requirements of Law, such Affiliated Lender shall be deemed to have acknowledged and agreed that such Term Loans held by such Affiliated Lender shall be disregarded in both the numerator and denominator in the calculation of any Required Lender or other Lender vote and such Affiliated Lender, solely in its capacity as an Affiliated Lender, will not be entitled to (x) attend (including by telephone) or participate in any meeting or discussion (or portion thereof) solely among the Administrative Agent or any Lender or among Lenders to which the Loan Parties or their representatives are not invited or (y) receive any information or material prepared by the Administrative Agent or any Lender or any communication by or among the Administrative Agent and one or more Lenders;

(ii)           no Event of Default exists at the time of acceptance of bids for the Dutch Auction or the confirmation of such open market purchase, as applicable; and

(iii)          no Affiliated Lender shall be required to represent or warrant that it is not in possession of material non-public information with respect to the Company and/or any subsidiary thereof and/or their respective securities in connection with any assignment permitted by this Section 10.6(k).

10.7.       Adjustments; Set-off.

(a)           Except to the extent that (i) this Agreement expressly provides for payments to be allocated to a particular Lender or to the Lenders under a particular Facility (including any payment obtained by a Lender as consideration for any permitted assignment of or permitted sale of a participation in any of its Loans or Commitments hereunder) or (ii) a payment is made in respect of obligations under Lender Hedge Agreements or Cash Management Obligations, if any Lender (a “Benefitted Lender”) shall receive any payment of all or part of the Obligations owing to it, or receive any collateral in respect thereof (whether voluntarily or involuntarily, by set-off, pursuant to events or proceedings of the nature referred to in Section 8(f), or otherwise), in a greater proportion than any such payment to or collateral received by any other Lender, if any, in respect of the Obligations owing to such other Lender, such Benefitted Lender shall purchase for cash from the other Lenders a participating interest in such portion of the Obligations owing to each such other Lender, or shall provide such other Lenders with the benefits of any such collateral, as shall be necessary to cause such Benefitted Lender to share the excess payment or benefits of such collateral ratably with each of the Lenders; provided, however, that if all or any portion of such excess payment or benefits is thereafter recovered from such Benefitted Lender, such purchase shall be rescinded, and the purchase price and benefits returned, to the extent of such recovery, but without interest; provided further, that to the extent prohibited by applicable law as described in the definition of “Excluded Swap Obligation”, no amounts received from, or set off with respect to, any Guarantor shall be applied to any Excluded Swap Obligations of such Guarantor.

(b)           In addition to any rights and remedies of the Lenders provided by law, each Lender shall have the right, without prior notice to the Borrower, any such notice being expressly waived by the Borrower to the extent permitted by applicable law, upon the occurrence and during the continuance of an Event of Default, to set off and appropriate and apply against such amount any and all deposits (general or special, time or demand, provisional or final), in any currency, and any other credits, indebtedness or claims, in any currency, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by such Lender or any Affiliate, branch or agency thereof to or for the credit or the account of the Borrower, as the case may be. Each Lender agrees promptly to notify the Borrower and the Administrative Agent after any such setoff and application made by such Lender provided that the failure to give such notice shall not affect the validity of such setoff and application.

10.8.        Counterparts. This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument. Delivery of an executed counterpart of a signature page of (x) this Agreement, (y) any other Loan Document and/or (z) any document, amendment, approval, consent, information, notice (including, for the avoidance of doubt, any notice delivered pursuant to Section 10.2), certificate, request, statement, disclosure or authorization related to this Agreement, any other Loan Document and/or the transactions contemplated hereby and/or thereby (each an “Ancillary Document”) that is an Electronic Signature transmitted by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page shall be effective as delivery of a manually executed counterpart of this Agreement, such other Loan Document or such Ancillary Document, as applicable. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Agreement, any other Loan Document and/or any Ancillary Document shall be deemed to include Electronic Signatures, deliveries or the keeping of records in any electronic form (including deliveries by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page), each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be; provided that nothing herein shall require the Administrative Agent to accept Electronic Signatures in any form or format without its prior written consent and pursuant to procedures approved by it; provided, further, without limiting the foregoing, (i) to the extent the Administrative Agent has agreed to accept any Electronic Signature, the Administrative Agent and each of the Lenders shall be entitled to rely on such Electronic Signature purportedly given by or on behalf of the Borrower or any other Loan Party without further verification thereof and without any obligation to review the appearance or form of any such Electronic Signature and (ii) upon the request of the Administrative Agent or any Lender, any Electronic Signature shall be promptly followed by a manually executed counterpart. Without limiting the generality of the foregoing, the Borrower and each Loan Party hereby (A) agrees that, for all purposes, including without limitation, in connection with any workout, restructuring, enforcement of remedies, bankruptcy proceedings or litigation among the Administrative Agent, the Lenders, the Borrower and the Loan Parties, Electronic Signatures transmitted by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page and/or any electronic images of this Agreement, any other Loan Document and/or any Ancillary Document shall have the same legal effect, validity and enforceability as any paper original, (B) the Administrative Agent and each of the Lenders may, at its option, create one or more copies of this Agreement, any other Loan Document and/or any Ancillary Document in the form of an imaged electronic record in any format, which shall be deemed created in the ordinary course of such Person’s business, and destroy the original paper document (and all such electronic records shall be considered an original for all purposes and shall have the same legal effect, validity and enforceability as a paper record), (C) waives any argument, defense or right to contest the legal effect, validity or enforceability of this Agreement, any other Loan Document and/or any Ancillary Document based solely on the lack of paper original copies of this Agreement, such other Loan Document and/or such Ancillary Document, respectively, including with respect to any signature pages thereto and (D) waives any claim against any Lender-Related Person for any Liabilities arising solely from the Administrative Agent’s and/or any Lender’s reliance on or use of Electronic Signatures and/or transmissions by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page, including any Liabilities arising as a result of the failure of the Borrower and/or any Loan Party to use any available security measures in connection with the execution, delivery or transmission of any Electronic Signature.

10.9.        Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

10.10.     Integration. This Agreement and the other Loan Documents represent the agreement of the Company, the Borrower, the Administrative Agent and the Lenders with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by the Administrative Agent or any Lender relative to subject matter hereof not expressly set forth or referred to herein or in the other Loan Documents.

10.11.     GOVERNING LAW. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS WHETHER IN TORT, CONTRACT (AT LAW OR IN EQUITY) OR OTHERWISE, SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

10.12.      Submission To Jurisdiction; Waivers.

(a)           Each party hereto hereby irrevocably and unconditionally:

(i)            submits for itself and its property in any legal action or proceeding relating to this Agreement and the other Loan Documents to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the exclusive general jurisdiction of the courts of the State of New York in New York County, the courts of the United States for the Southern District of New York in New York County, and appellate courts from any thereof;

(ii)           consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;

(iii)          agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such party, as the case may be at its address set forth in Section 10.2 or at such other address of which the other parties shall have been notified pursuant thereto;

(iv)         agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction; and

(v)           waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section 10.12 any special, exemplary, punitive or consequential damages.

Nothing in this Agreement or in any other Loan Document shall affect any right each party hereto may otherwise have to enforce any judgment in any action or proceeding relating to this Agreement in the courts of any jurisdiction.

(b)           The Company hereby agrees to irrevocably and unconditionally appoint the Borrower as its agent to receive on behalf of the Company and its property service of copies of the summons and complaint and any other process which may be served in any action or proceeding in any such New York State or Federal court described in paragraph (a) of this Section 10.12 and agrees promptly to appoint a successor agent for service of process located in the City of New York (the “New York Process Agent”), reasonably satisfactory to the Administrative Agent (which successor New York Process Agent shall accept such appointment in a writing reasonably satisfactory to the Administrative Agent) prior to the termination for any reason of the appointment of the Company. In any such action or proceeding in such New York State or Federal court, such service may be made on the Company by delivering a copy of such process to the Company in care of the Borrower or the New York Process Agent, as applicable, at the address of the Borrower or the New York Process Agent, as applicable, and by depositing a copy of such process in the mails by certified or registered air mail, addressed to the Company at its address specified in Section 10.2 (such service to be effective upon such receipt by the New York Process Agent and the depositing of such process in the mails as aforesaid). The Company hereby irrevocably and unconditionally authorizes and directs the Borrower or the New York Process Agent, as applicable, to accept such service on its behalf. As an alternate method of service, the Company irrevocably and unconditionally consents to the service of any and all process in any such action or proceeding in such New York State or Federal court by mailing of copies of such process to the Company by certified or registered air mail at its address specified in Section 10.2. The Company agrees that, to the fullest extent permitted by applicable law, a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

To the extent that the Company has or hereafter may acquire any immunity (sovereign or otherwise) from any legal action, suit or proceeding, from jurisdiction of any court or from set-off or any legal process (whether service or notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) with respect to itself or any of its property, the Company hereby irrevocably waives and agrees not to plead or claim such immunity in respect of its obligations under this Agreement or any other Loan Document.

10.13.      Releases of Guarantees and Liens.

(a)           The Administrative Agent and the Lenders irrevocably agree that the Lien on any property and any related guarantee obligations will be automatically released (i) (1) to the extent necessary to permit consummation of any transaction not prohibited by any Loan Document, (2) upon any sale or transfer of Collateral or any other transaction permitted or not prohibited hereunder or under the Loan Documents to any Person that is not a Loan Party, (3) to the extent property constituting Collateral is owned by any Guarantors, upon the release of such Guarantor from its obligations under the Guarantee Agreement or in accordance with the succeeding sentence, (4) so long as no Event of Default has occurred and is continuing, to the extent the Collateral becomes Excluded Assets or a Guarantor becomes an Excluded Subsidiary in a transaction permitted hereunder, the primary purpose of which transaction is not to effect the release of such Guarantor or any other Guarantor from its obligations under the Loan Documents, or a Guarantor ceases to be a Subsidiary in a transaction permitted hereunder or (5) that has been consented to in accordance with Section 10.1 and (ii) under the circumstances described in paragraph (b) below, in accordance with the provisions of Section 7.12(b), (f), (g) and (h) of the Collateral Agreement. Notwithstanding anything to the contrary contained herein or in any other Loan Document, the Administrative Agent and the Collateral Agent are hereby irrevocably authorized by each Lender (without requirement of notice to or consent of any Lender except as expressly required by Section 10.1) to take any action (without consent rights) requested by the Company (including to execute and deliver any instruments, documents, consents, acknowledgements, and agreements necessary or desirable to evidence or confirm the release of any Guarantor or Collateral pursuant to the foregoing provisions of this paragraph) having the effect of releasing any Collateral or Loan Party from its guarantee obligations.

(b)           The Administrative Agent and the Lenders irrevocably agree that at such time as the Loans and the other obligations under the Loan Documents (other than obligations under or in respect of Lender Hedge Agreements, Lender Cash Management Obligations and contingent indemnity obligations not due and payable) shall have been paid in full and the Commitments have been terminated, the Collateral shall be automatically released from the Liens created by the Security Documents, and the Security Documents and all guarantees and other obligations (other than those expressly stated to survive such termination) of the Company and each Loan Party under the Security Documents shall automatically terminate, all without delivery of any instrument or performance of any act by any Person.

(c)           The Administrative Agent and the Lenders irrevocably agree that Liens on assets of the Loan Parties created by the Loan Documents will be automatically terminated and released upon the transfer of such assets to a Foreign Subsidiary that is not a Loan Party pursuant to Section 7.5(q). The Administrative Agent and the Collateral Agent are hereby irrevocably authorized by each Lender (without requirement of notice to or consent of any Lender) to take any action (without consent rights) (including to execute and deliver any instruments, documents, consents, acknowledgements, and agreements necessary or desirable to evidence or confirm the release pursuant to the foregoing provisions of this paragraph) requested by the Company to effect any termination or release described in this paragraph (c).

10.14.      Confidentiality. Each of the Administrative Agent and each Lender and each of their respective Affiliates agrees to keep confidential all information received by them in connection with the Transactions and the related transactions and information received from the Company relating to the Company or its business; provided that nothing herein shall prevent the Administrative Agent or any Lender from disclosing any such Information (a) to the Administrative Agent, any other Lender, any Affiliate of any Lender or any Lender Affiliate (provided that any such Lender Affiliate or Affiliate is advised of its obligation to retain such information as confidential, and such Administrative Agent or Lender shall be responsible for its Affiliates’ and Lender Affiliates’ compliance with this paragraph), (b) to any pledgee referred to in Section 10.6(g), any Transferee or prospective Transferee or any insurance or risk protection providers (provided that in no event shall any disclosure of such information be made to any person that is a Disqualified Lender as of the relevant time); provided that the disclosure of any such information to any such party (other than a Federal Reserve Bank or other central banking authority) shall be made subject to the acknowledgment and acceptance by such party that such information is being disseminated on a confidential basis or customary market standards for dissemination of such type of information, (c) to its employees, legal counsel, independent auditors, professionals and other experts or agents who are informed of the confidential nature thereof (provided that the Administrative Agent or Lender shall be responsible for compliance of such persons with this paragraph), (d) upon the request or demand of any Governmental Authority, including audits and examinations conducted by bank accountants, any governmental bank regulatory authority exercising examination or regulatory authority or self-regulatory authorities, in which case (except with respect to any audit or examination conducted by bank accountants or any governmental bank regulatory authority exercising examination or regulatory authority), such party will promptly notify the Company, in advance, to the extent permitted by law, (e) in response to any order of any court or other Governmental Authority or as may otherwise be required pursuant to any Requirement of Law in which case, such party will promptly notify the Company, in advance, to the extent permitted by law, (f) if requested or required to do so in connection with any litigation or similar proceeding in which case, such party will promptly notify the Company, in advance, to the extent permitted by law, (g) to the extent any such information becomes publicly available other than by reason of disclosure by such Administrative Agent or Lender or its Affiliates or representatives in breach of this Agreement; (h) to any nationally recognized rating agency that requires access to information about a Lender’s investment portfolio in connection with ratings issued with respect to such Lender, (i) in connection with the exercise of any remedy hereunder or under any other Loan Document; provided that the disclosure of any such information to any such party shall be made subject to the acknowledgment and acceptance by such party that such information is being disseminated on a confidential basis or customary market standards for dissemination of such type of information, (j) to any direct, indirect, actual or prospective counterparty (and its advisor) to any swap, derivative or securitization transaction related to any obligations or any insurance or risk protection providers in respect thereof (so long as such party agrees to be bound by the provisions of this Section 10.14); provided that the disclosure of any such information to any such party shall be made subject to the acknowledgment and acceptance by such party that such information is being disseminated on a confidential basis or customary market standards for dissemination of such type of information, (k) to the CUSIP Service Bureau or any similar agency in connection with the issuance and monitoring of CUSIP numbers with respect to the Loans or (l) if agreed by the Company in its sole discretion, to any other Person; provided that no information shall be disclosed to a Disqualified Lender. The Administrative Agent, Arrangers and the Lenders may disclose the existence of this Agreement and information about this Agreement that is routinely provided by arrangers to such service providers to market data service providers (including league table providers) that serve the lending industry.

Each Lender acknowledges that information furnished to it pursuant to this Agreement or the other Loan Documents may include material non-public information concerning the Company and its Affiliates and their related parties or their respective securities, and confirms that it has developed compliance procedures regarding the use of material non-public information and that it will handle such material non-public information in accordance with those procedures and applicable law, including Federal and state securities laws.

All information, including requests for waivers and amendments, furnished by the Company or the Administrative Agent pursuant to, or in the course of administering, this Agreement or the other Loan Documents will be syndicate-level information, which may contain material non-public information about the Company and its Affiliates and their related parties or their respective securities. Accordingly, each Lender represents to the Company and the Administrative Agent that it has identified in its administrative questionnaire a credit contact who may receive information that may contain material non-public information in accordance with its compliance procedures and applicable law, including Federal and state securities laws.

10.15.      WAIVERS OF JURY TRIAL. THE COMPANY, THE BORROWER, THE ADMINISTRATIVE AGENT AND THE LENDERS HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN.

10.16.      Patriot Act. Each Lender that is subject to the requirements of the Patriot Act hereby notifies the Borrower and each Guarantor that pursuant to the requirements of the Patriot Act, it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and each Guarantor and other information that will allow such Lender to identify the Borrower and each Guarantor in accordance with the Patriot Act.

10.17.      No Fiduciary Duty. The Borrower hereby acknowledges and agrees that (a) no fiduciary, advisory or agency relationship between the Loan Parties and the Credit Parties is intended to be or has been created in respect of any of the transactions contemplated by this Agreement or the other Loan Documents, irrespective of whether the Credit Parties have advised or are advising the Loan Parties on other matters, (b) the Credit Parties, on the one hand, and the Loan Parties, on the other hand, have an arm’s length business relationship that does not directly or indirectly give rise to, nor do any of the Loan Parties rely on, any fiduciary duty to any of the Loan Parties or their affiliates on the part of the Credit Parties, (c) the Loan Parties are capable of evaluating and understanding, and the Loan Parties understand and accept, the terms, risks and conditions of the transactions contemplated by this Agreement and the other Loan Documents, (d) the Loan Parties have been advised that the Credit Parties are engaged in a broad range of transactions that may involve interests that differ from the Loan Parties’ interests and that the Credit Parties have no obligation to disclose such interests and transactions to the Loan Parties, (e) the Loan Parties have consulted their own legal, accounting, regulatory and tax advisors to the extent the Loan Parties have deemed appropriate, (f) each Credit Party has been, is, and will be acting solely as a principal and, except as otherwise expressly agreed in writing by it and the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for the Loan Parties, any of their affiliates or any other Person and (g) none of the Credit Parties has any obligation to the Loan Parties or their affiliates with respect to the transactions contemplated by this Agreement or the other Loan Documents except those obligations expressly set forth herein or therein or in any other express writing executed and delivered by such Credit Party and the Loan Parties or any such affiliate.

10.18.      Usury. Notwithstanding anything to the contrary contained in any Loan Document, the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum rate of non-usurious interest permitted by applicable law (the “Maximum Rate”). If Administrative Agent or any Lender shall receive interest in an amount that exceeds the Maximum Rate, the excessive interest shall be applied to the principal of the Obligations or, if it exceeds the unpaid principal, refunded to the Borrower. In determining whether the interest contracted for, charged or received by Administrative Agent or any Lender exceeds the Maximum Rate, such Person may, to the extent permitted by applicable law, (a) characterize any payment that is not principal as an expense, fee or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate and spread, in equal or unequal parts, the total amount of interest throughout the contemplated term of this Agreement.

10.19.      Acknowledgement and Consent to Bail-In of Affected Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document may be subject to the Write-Down and Conversion Powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)           the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b)           the effects of any Bail-In Action on any such liability, including, if applicable:

(i)            a reduction in full or in part or cancellation of any such liability;

(ii)           a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent entity, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)          the variation of the terms of such liability in connection with the exercise of the Write-Down and Conversion Powers of the applicable Resolution Authority.

10.20.      Conversion of Currencies.

(a)           If, for the purpose of obtaining judgment in any court, it is necessary to convert a sum owing hereunder in one currency into another currency, each party hereto agrees, to the fullest extent that it may effectively do so, that the rate of exchange used shall be that at which, in accordance with normal banking procedures in the relevant jurisdiction, the first currency could be purchased with such other currency on the Business Day immediately preceding the day on which final judgment is given.

(b)           The obligations of the Borrower in respect of any sum due to any party hereto or any holder of the obligations owing hereunder (the “Applicable Creditor”) shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than the currency in which such sum is stated to be due hereunder (the “Agreement Currency”), be discharged only to the extent that, on the Business Day following receipt by the Applicable Creditor of any sum adjudged to be so due in the Judgment Currency, the Applicable Creditor may in accordance with normal banking procedures in the relevant jurisdiction purchase the Agreement Currency with the Judgment Currency; if the amount of the Agreement Currency so purchased is less than the sum originally due to the Applicable Creditor in the Agreement Currency, the Borrower agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Applicable Creditor against such loss. The obligations of the Borrower contained in this Section 10.20 shall survive the termination of this Agreement and the payment of all other amounts owing hereunder.

10.21.      Several Obligations. The respective obligations of the Lenders under this Agreement are several and not joint and no Lender shall be responsible for the failure of any other Lender to satisfy its obligations hereunder.

10.22.      MIRE Events. In connection with any amendment to this Agreement pursuant to which any increase, extension or renewal of Loans is contemplated, the Borrower shall cause to be delivered to the Administrative Agent for any Mortgaged Property, a completed “life of the loan” Federal Emergency Management Agency Standard Flood Hazard Determination and for any Mortgaged Property with a building in a special flood hazard area, an acknowledgment by the applicable Loan Party, and evidence of flood insurance, as may be required pursuant to the Flood Laws.

10.23.       Acknowledgment Regarding Any Supported QFCs.

(a)          To the extent that the Loan Documents provide support, through a guarantee or otherwise, for Hedging Agreements or any other agreement or instrument that is a QFC (such support, “QFC Credit Support” and each such QFC, a “Supported QFC”), the parties hereto acknowledge and agree as set forth in clause (b) below with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States).

(b)          In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

JPMORGAN CHASE BANK, N.A., as Administrative Agent, Collateral Agent and a Tranche B Term Lender,

By:	/s/ Peter B. Thauer
Name: Peter B. Thauer
Title: Managing Director

[Signature Page to Credit Agreement]

Accepted and agreed to as of the date first written above:

TABOOLA.COM LTD

By:	/s/ Stephen Walker	/s/ Yaron Kaneti	/s/ Zvi Limon
	Name: Stephen Walker	Yaron Kaneti	Zvi Limon
	Title: CFO	VP Finance	Chairman of the Board of Directors

TABOOLA, INC.

By:	/s/ Stephen Walker	/s/ Yaron Kaneti
	Name: Stephen Walker	Yaron Kaneti
	Title: CFO	Treasurer

[Signature Page to Credit Agreement]